   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 1996

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          PHYSICIANS' SPECIALTY CORP.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

              DELAWARE                              8011                             582251438
          (State or other               (Primary standard industrial              (I.R.S. employer
   jurisdiction of incorporation)       classification code number)            identification number)

                              THE MEDICAL QUARTERS
                    5555 PEACHTREE DUNWOODY ROAD, SUITE 235
                             ATLANTA, GEORGIA 30342
                                 (404) 256-7535
   (Address and telephone number of Registrant's principal executive offices)
                             ---------------------
                              RAMIE A. TRITT, M.D.
                             CHAIRMAN AND PRESIDENT
                          PHYSICIANS' SPECIALTY CORP.
                    5555 PEACHTREE DUNWOODY ROAD, SUITE 235
                             ATLANTA, GEORGIA 30342
                                 (404) 256-7535
           (Name, address and telephone number of agent for service)
                             ---------------------
                                   COPIES TO:

                  JILL COHEN, ESQ.                                  THOMAS CONSTANCE, ESQ.
        BACHNER, TALLY, POLEVOY & MISHER LLP                   KRAMER, LEVIN, NAFTALIS & FRANKEL
                 380 MADISON AVENUE                                    919 THIRD AVENUE
              NEW YORK, NEW YORK 10017                             NEW YORK, NEW YORK 10022
                   (212) 687-7000                                       (212) 715-9100

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                   AMOUNT TO     OFFERING PRICE    AGGREGATE       AMOUNT OF
         SECURITIES TO BE REGISTERED               BE REGISTERED    PER SHARE(1)   OFFERING PRICE REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(2)..............       2,300,000         $10.50       $24,150,000        $7,318
------------------------------------------------------------------------------------------------------------------
Underwriters' Warrants(3).....................        200,000           .001            200              --
------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value(4)(5)...........        200,000          12.60         2,520,000          764
------------------------------------------------------------------------------------------------------------------
          Total...............................                                      $26,670,200        $8,082
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2) Includes 300,000 shares that may be purchased by the Underwriters from the Company to cover over-allotments, if any.
(3) Warrants to be granted to the Underwriters (the "Underwriters' Warrants").
(4) Issuable upon exercise of the Underwriters' Warrants.
(5) Pursuant to Rule 416, there are also being registered such additional shares of Common Stock as may become issuable pursuant to anti-dilution provisions of the Underwriters' Warrants.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PHYSICIANS' SPECIALTY CORP.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                 ITEM AND CAPTION                             LOCATION IN PROSPECTUS
--------------------------------------------------  -------------------------------------------
 1.    Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus...  Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus............................  Front and Outside Back Cover Pages
 3.    Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges.............  Prospectus Summary; Risk Factors; Financial
                                                      Statements
 4.    Use of Proceeds............................  Prospectus Summary; Use of Proceeds
 5.    Determination of Offering Price............  Outside Front Cover Page; Risk Factors;
                                                      Underwriting
 6.    Dilution...................................  Risk Factors; Dilution
 7.    Selling Security Holders...................  *
 8.    Plan of Distribution.......................  Outside Front Cover Page; Underwriting
 9.    Description of Securities to be
         Registered...............................  Outside Front Cover Page; Description of
                                                      Capital Stock
10.    Interests of Named Experts and Counsel.....  *
11.    Information With Respect to the
         Registrant...............................  Prospectus Summary; Risk Factors; Selected
                                                      Financial Data; Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations; Business;
                                                      Management; Certain Transactions;
                                                      Principal Stockholders; Description of
                                                      Capital Stock; Shares Eligible for Future
                                                      Sale; Financial Statements
12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................  *

---------------

* Not applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 29, 1996
PROSPECTUS
                                2,000,000 SHARES

                                     [LOGO]

                          PHYSICIANS' SPECIALTY CORP.
                                  COMMON STOCK
                             ---------------------

     Physicians' Specialty Corp. (the "Company") hereby offers 2,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock. The Company intends to make an application for quotation of the Common Stock on the Nasdaq National Market under the symbol "ENTS." See "Underwriting" for information relating to the factors considered in determining the initial public offering price.
                             ---------------------

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 9.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                      PRICE TO                                      PROCEEDS TO
                                       PUBLIC         UNDERWRITING DISCOUNTS        COMPANY(2)
                                                        AND COMMISSIONS(1)
----------------------------------------------------------------------------------------------------
Per Share.......................           $                           $                 $
----------------------------------------------------------------------------------------------------
Total(3)........................           $                           $                 $
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) Does not include additional compensation to be received by the Underwriters including (i) a non-accountable expense allowance of $
     ($          if the Over-Allotment Option (as defined below) is exercised in full) and (ii) warrants to purchase 200,000 shares of Common Stock at a
     price of $          per share (the "Underwriters' Warrants"). The Company
     has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company (including the Underwriters' non-accountable expense allowance) estimated at
     $          ($          if the Over-Allotment Option is exercised in full).
(3) The Company has granted the Underwriters a 45-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth herein, solely to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
     and Proceeds to Company will be $          , $          and $          ,
     respectively. See "Underwriting."
                             ---------------------

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS, AND SUBJECT TO THE APPROVAL OF CERTAIN LEGAL MATTERS BY THEIR COUNSEL AND TO CERTAIN OTHER CONDITIONS. THE UNDERWRITERS RESERVE THE RIGHT TO WITHDRAW, CANCEL OR MODIFY THIS OFFERING AND TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE COMMON STOCK WILL BE MADE AT THE OFFICES OF BARINGTON CAPITAL GROUP, L.P., 888 SEVENTH AVENUE, NEW YORK, NEW YORK
10019 ON OR ABOUT                       , 1997.
                             ---------------------

                         BARINGTON CAPITAL GROUP, L.P.
               The date of this Prospectus is             , 1997

                 THE MAP DEPICTS THE ATLANTA METROPOLITAN AREA
                  AND THE LOCATION OF THE CLINICAL OFFICES OF
                  ATLANTA EAR, NOSE & THROAT ASSOCIATES, P.C.,
                    AND INDEPENDENT PHYSICIANS PROVIDING ENT
                    MEDICAL AND SURGICAL SERVICES UNDER THE
                      ENT NETWORKS' MANAGED CARE CONTRACTS

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

     As used in this Prospectus, unless the context otherwise requires, the "Company" refers to (i) Physicians' Specialty Corp., a Delaware corporation and its wholly-owned subsidiaries, PSC Management Corp. ("PSC Management") and PSC Acquisition Corp. ("PSC Acquisition"), (ii) the Founding Practice (as defined) and (iii) the ENT Networks (as defined). See "The Reorganization." Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Over-Allotment Option or the Underwriters' Warrants, (ii) gives effect to a .6875 for 1 reverse stock split effected in November 1996, and (iii) gives effect to the completion of the Reorganization (as defined) upon the closing of the Offering. The consummation of the Offering is conditioned upon the simultaneous closing of the Reorganization. Investors should carefully consider the information set forth under the heading "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus and accordingly, should be read in conjunction with such information, financial statements and notes thereto. Each prospective investor is urged to read this Prospectus in its entirety.

                                  THE COMPANY

     Physicians' Specialty Corp. was recently organized to provide physician practice management services to medical groups specializing in disorders and diseases of the ear, nose and throat ("ENT"). Concurrently with the closing of this Offering, the Company will acquire substantially all of the assets of Atlanta Ear, Nose & Throat Associates, P.C. (the "Founding Practice"), the largest ENT group practice in the State of Georgia, and the common stock of three corporations (collectively, the "ENT Networks") which hold, manage and administer capitated ENT managed care contracts covering an aggregate of approximately 354,000 enrollees. According to the American Academy of Otolaryngology -- Head and Neck Surgery, Inc. (the "Academy"), there were approximately 8,400 ENT specialists in the United States as of December 31, 1995 and the Company estimates that approximately 70% of all ENT practices consist of individual practitioners or small (less than four physician) group practices. The Company is not aware of any other physician practice management company focusing solely or substantially on managing ENT practices.

     Increasing concern over the rising cost of health care in the United States has led to the emergence and increasing prominence of managed care. Because fee-for-service arrangements for compensating health care providers fail to create incentives for the efficient utilization of resources and are generally believed to contribute to health care cost increases, payors are selecting alternative reimbursement methods, such as capitated arrangements, which shift the financial risk of delivering health care from payors to providers. Under capitated arrangements, the health care provider is typically paid by health maintenance organizations ("HMOs") or other third-party payors a fixed amount per enrollee per month. In return, the health care provider is responsible for providing substantially all medical services, as set forth in the agreement with the third-party payor, required by the payor's enrollees.

     While the acceptance of greater responsibility and risk under capitated arrangements provides physicians with the opportunity to retain and enhance market share and operate at a more predictable level of profitability, the acceptance of capitation carries with it significant requirements for infrastructure, information systems, capital, network resources and management. Individual physicians and small group practices tend to have limited administrative capacity, limited capital to invest in new clinical equipment and technologies and typically lack the information systems necessary to negotiate and manage sophisticated risk-sharing contracts with payors. As a result, individual physicians and small group practices are increasingly affiliating with larger group practices and physician practice management companies, such as the Company, which offer physicians clinical information and financial and administrative management, as well as network development and payor contracting services.

     The Company's revenues to date have been derived from the provision, through physicians at the Founding Practice, of fee-for-service medical services and from contracts with HMOs and other managed care organizations, which compensate the Company and physicians associated with the Company on a capitated basis. The Founding Practice, which includes 16 physicians, one dentist and 23 allied health care professionals operating 14 clinical locations in the greater Atlanta area, has provided ENT medical and surgical services under capitated managed care contracts since 1982. At September 30, 1996, the Founding Practice served as the primary provider panel for the ENT Networks, providing capitated ENT medical and surgical services required by an aggregate of approximately 354,000 enrollees of HMOs sponsored by United HealthCare of Georgia ("United HealthCare"), Aetna Health Plans of Georgia ("Aetna") and Cigna Health Care of Georgia ("Cigna"). The Founding Practice, in conjunction with an independent software vendor, has developed a comprehensive capitated network administration and utilization management system (the "Capitated Network System") which the Company believes will enable more effective analysis of clinical and cost data as well as management of the costs and opportunities associated with capitated managed care arrangements, while enabling physicians to deliver high quality medical care.

     The Company's primary objective is to develop, manage and integrate ENT practices into comprehensive networks for the provision of high quality, cost-effective ENT medical and surgical services to capitated managed care enrollees and fee-for-service patients. The Company's implementation strategy includes (i) associating with additional ENT physician practices and physicians, as well as specialists practicing in complementary fields, including audiology, sleep medicine, allergy, plastic surgery and oral surgery, either by acquiring assets or equity of physician practices ("affiliated practices") and entering into management service agreements with such practices, or by contracting with physician practices and independent physicians to provide management services;
(ii) developing multi-site ENT specialty provider networks responsive to the demands of managed care payors seeking capitated provider relationships; (iii) shifting to shared-risk capitated payment arrangements by acquiring the assets of specialty practices with existing capitated contracts and negotiating new and renewing capitated contracts with managed care organizations for such practices; and (iv) implementing on a Company-wide basis management information systems utilized by the Founding Practice.

     The Company believes that as a result of the experience of the Company and physicians at the Founding Practice in (i) providing ENT medical and surgical services, (ii) negotiating, managing and administering capitated managed care contracts and (iii) developing and utilizing sophisticated information systems, including the Capitated Network System, the Company is well-positioned to acquire and manage additional ENT practices, to negotiate capitated managed care contracts and to capture a growing market share of capitated arrangements. The Company is currently evaluating and is in various stages of discussions in connection with the potential acquisition of assets or equity of an aggregate of 13 ENT and complementary group practices with an aggregate of approximately 30 physicians in Georgia, Alabama, New Jersey and Virginia. In addition, the Company has reached an agreement in principle for the acquisition of the assets of a two-physician ENT practice operating three clinical offices in the metropolitan Atlanta area (the "Additional Acquisition"). There can be no assurance, however, that any or all of these potential acquisitions will be completed.

     The Company was incorporated in Delaware in July 1996. The Company's executive offices are located at The Medical Quarters, 5555 Peachtree Dunwoody Road, Suite 235, Atlanta, Georgia 30342 and its telephone number is (404) 256-7535.

                                  THE OFFERING

Common Stock offered hereby.........     2,000,000 shares

Common Stock to be outstanding after
the Offering(1).....................     5,328,725 shares

Use of Proceeds.....................     For working capital, including future
                                         acquisitions; to repay outstanding
                                         indebtedness of the Founding Practice
                                         and the Company and to expand the
                                         Company's information systems. See "Use
                                         of Proceeds" and "Certain
                                         Transactions."

Proposed Nasdaq National Market
symbol..............................     ENTS

Risk factors........................     The Common Stock offered hereby
                                         involves a high degree of risk. See
                                         "Risk Factors."
---------------

(1) Excludes (i) 550,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, under which (a) options to purchase 227,500 shares of Common Stock have been granted, of which 62,500 are immediately exercisable and (b) options to purchase 7,500 shares of Common Stock have been granted, effective upon completion of the Offering, and will be immediately exercisable; (ii) 275,000 shares of Common Stock reserved for issuance under the Company's 1996 Health Care Professionals Stock Option Plan, under which no options have been granted; (iii) shares of Common Stock which may be issued in connection with the Additional Acquisition and (iv) 200,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants. See "Business -- Potential Practice Acquisitions," "Management -- Stock Option Plans," "Description of Capital Stock" and "Underwriting."

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
        (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA AND OPERATING DATA)

     The Company was incorporated in July 1996 and commenced operations in August 1996 through the acquisition of the computer hardware of the ENT Networks and the utilization of the Capitated Network System. The following summary unaudited pro forma combined financial data gives effect to the Reorganization as a combination of promoter interests, at historical costs, under generally accepted accounting principles, and should be read in conjunction with the financial statements of the Company, the Founding Practice and the ENT Networks and notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data set forth below reflect the unaudited pro forma combined historical financial data of the Founding Practice and the ENT Networks as of and for the periods indicated. Unless otherwise indicated, the unaudited pro forma statement of operations data set forth below give effect to the Reorganization, the reverse stock split and the implementation of the management services agreement between the Company and the Founding Practice as if such transactions had occurred on January 1, 1993 and the Offering as if such transaction had been consummated on September 30, 1996. The unaudited pro forma balance sheet data gives effect to such transactions, as if such transactions had been consummated on the balance sheet date. The summary unaudited pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been had the Reorganization and the Offering in fact occurred on the dates indicated, or to project the Company's financial position or results of operations for any future date or period. The pro forma adjustments are based on currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

                                                                                NINE MONTH PERIOD
                                              FISCAL YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1995       1994       1993       1996       1995
                                              --------   --------   --------   --------   --------
SUMMARY STATEMENT OF OPERATIONS DATA:
Capitation and patient service revenues.....  $ 12,167   $ 10,348   $  8,376   $ 10,893   $  9,078
Amounts retained by physician owners........     2,675      2,328      2,270      2,178      2,099
                                               -------    -------     ------    -------     ------
Net revenues................................     9,492      8,020      6,106      8,715      6,979
Expenses:
  Salaries, wages and benefits..............     3,922      2,929      2,277      3,719      2,768
  General and administrative................     1,907      1,486      1,435      2,026      1,439
  Bad debt expense..........................       233        110         61        229        178
  Depreciation and amortization.............       281        267        262        269        211
  Provider claims...........................       600      1,170        559        460        556
                                               -------    -------     ------    -------     ------
Total expenses..............................     6,943      5,962      4,594      6,703      5,152
                                               -------    -------     ------    -------     ------
Operating income............................  $  2,549   $  2,058   $  1,512   $  2,012   $  1,827
                                               =======    =======     ======    =======     ======
Supplemental pro forma net income(1)........  $  1,565                         $  1,253   $  1,133
Supplemental pro forma net income per
  share(1)..................................  $    .29                         $    .23   $    .21
Supplemental weighted average shares
  outstanding(1)............................     5,396                            5,396      5,396
OPERATING DATA AT END OF PERIOD:
Number of affiliated physicians.............        14          8          8         17         13
Number of allied health care
  professionals.............................        15         12         12         21         15
Number of employees.........................        86         70         60        122         83
Number of clinical locations................        11          8          8         14         11
Number of capitated covered lives...........   308,003    271,695    151,587    353,735    294,990

                                                                        AS OF SEPTEMBER 30, 1996
                                                                       --------------------------
                                                                                     PRO FORMA
                                                                       PRO FORMA   AS ADJUSTED(2)
                                                                       ---------   --------------
SUMMARY BALANCE SHEET DATA:
Working capital......................................................   $ 1,135       $ 16,348
Total assets.........................................................     6,118         20,469
Total debt...........................................................     1,709              0
Stockholders' equity.................................................     2,350         18,410

---------------

(1) For all periods presented, the Founding Practice and the ENT Networks were S corporations for federal and state income tax purposes and, accordingly, were not subject to corporate income taxes. The supplemental pro forma net income and supplemental net income per share for the year ended December 31, 1995 and for the nine month period ended September 30, 1996 have been computed as if the Company were subject to federal and state corporate income taxes based on the corporate income taxes in effect during the respective periods and the Offering had been completed prior to such periods.
(2) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.50 per share, the receipt of the net proceeds therefrom, and the application of such net proceeds to repay indebtedness of the Founding Practice and the Company. See "Use of Proceeds" and "Certain Transactions."

                               THE REORGANIZATION

     Concurrently with the closing of the Offering, the Company will acquire (i) substantially all of the assets of the Founding Practice and (ii) all of the outstanding shares of common stock of ENT Center of Atlanta, Inc., Atlanta ENT Center for Physicians, Inc. and Atlanta-AHP, Inc. (the "Reorganization"), the three corporations comprising the ENT Networks, from Ramie A. Tritt, M.D., the Chairman of the Board and President of the Company (the "Seller"). The ENT Networks were formed by the Seller to enter into and administer the capitated managed care contracts with United HealthCare, Aetna and Cigna. In connection with the Reorganization, the Company will issue an aggregate of 2,767,500 shares of Common Stock to the Founding Practice and to the Seller. The allocation of such shares between the Founding Practice and the Seller will be based upon the initial public offering price of the Common Stock, with the number of shares issuable to the Seller to equal $7,750,000 divided by the initial public offering price and the remaining shares of Common Stock issuable to the Founding Practice. Based upon an assumed initial public offering price of $9.50 per share, the Seller will receive 815,789 shares of Common Stock and the Founding Practice will receive 1,951,711 shares of Common Stock. Upon the liquidation of the existing professional corporation constituting the Founding Practice the shares of Common Stock issued to it will be distributed to its stockholders, 527,938 of which shares will be distributed to Dr. Tritt, based on his percentage ownership of the Founding Practice.

     In connection with the acquisition of substantially all of the assets of the Founding Practice, the Founding Practice will transfer the medical assets not acquired by the Company to a newly-formed professional corporation ("New Atlanta ENT"), which will simultaneously enter into a management services agreement with the Company and employment agreements with its physicians. Unless the context otherwise requires all references herein to the Founding Practice include New Atlanta ENT. The management services agreement will provide for the assignment to the Company by the Founding Practice of all or substantially all of its rights and interest in the proceeds of its accounts receivable (or the revenue it receives). The Company will retain an amount equal to operating and non-operating expenses of the Founding Practice (which will be paid by the Company) a portion of the Company's non-allocable overhead, and a percentage of the excess of the revenue assigned to the Company over such expenses. The remaining revenues will be remitted to the Founding Practice to pay physician compensation and benefits. See "Business -- The Founding Practice and the ENT Networks," "-- Company Operations," "Management" and "Certain Transactions."

                                  RISK FACTORS

     THE SHARES OFFERED HEREBY INVOLVE SUBSTANTIAL RISKS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR INVESTMENT. THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE SHARES. THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST OF THE GENERAL OR SPECIFIC RISKS INVOLVED, BUT MERELY IDENTIFY CERTAIN RISKS THAT ARE NOW FORESEEN BY THE COMPANY. IT MUST BE RECOGNIZED THAT OTHER RISKS, NOT NOW FORESEEN, MIGHT BECOME SIGNIFICANT IN THE FUTURE AND THAT THE RISKS WHICH ARE NOW FORESEEN MIGHT AFFECT THE COMPANY TO A GREATER EXTENT THAN IS NOW FORESEEN OR IN A MANNER NOT NOW CONTEMPLATED. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER ALL INFORMATION CONTAINED IN THIS PROSPECTUS AND SHOULD GIVE PARTICULAR CONSIDERATION TO THE FOLLOWING RISK FACTORS BEFORE DECIDING TO PURCHASE THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS INCLUDES FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH BELOW, AND ACTUAL RESULTS MAY VARY FROM THOSE CURRENTLY ANTICIPATED.

RISKS RELATING TO ACQUISITIONS AND MANAGING GROWTH; NEED FOR ADDITIONAL FUNDS

     A key element of the Company's strategy is to expand through acquisitions of assets or equity of established specialty physician practices. Although the Founding Practice and the ENT Networks have had substantial operations in one geographic region, the Company has no experience in integrating multiple or multi-state specialty physician practices. As the Company expands through acquisitions, the Company will be required to hire and retain additional management and administrative personnel and develop and expand operational systems to support its growth. This growth will continue to place significant demands on the Company's management, technical, financial and other resources. The Company is evaluating and is in various stages of discussions in connection with the potential acquisition of assets or equity of several ENT and complementary group practices. However, the Company has no agreements or arrangements with respect to the terms of any material acquisitions (other than the agreements with the Founding Practice and the ENT Networks). Accordingly, there can be no assurance that the Company will be able to acquire the assets or equity of or profitably provide management services to the practices currently being evaluated by the Company or any other specialty physician practices to be acquired in the future. In addition, there can be no assurance that the Company will be able to acquire additional specialty physician practices on terms favorable to the Company, that the operations of any acquired practices can be successfully integrated and combined efficiently into the Company's business, that any anticipated benefits of the practice acquisitions will be realized, or that there will not be substantial unanticipated costs associated with the acquisition. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the Company intends to use a substantial portion of the proceeds of the Offering for certain ENT and other specialty practice acquisitions including some which it is currently evaluating, it will require significant additional funds for future acquisitions and integration and management of affiliated practices. The Company also intends to issue its securities in connection with acquisitions, which could result in the dilution of existing equity positions. The Company may also incur indebtedness to fund future acquisitions and has a proposal from a bank relating to a credit facility; however, there can be no assurance that this facility or any other credit facility will be obtained on favorable terms or at all. The Company has no commitments for any additional financing and there can be no assurance that such financing will be available on acceptable terms, or at all. An inability to obtain such financing on favorable terms could limit the Company's growth. As the Company acquires additional physician practices, the Company may incur significant charges for depreciation and amortization and, to the extent financed through borrowing, interest expense which could adversely affect the Company's future results of operations and may result in net losses. See
"-- Broad Discretion In Use of

Proceeds; Inability of Stockholders to Evaluate Future Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and "Business -- Potential Practice Asset Acquisitions."

BROAD DISCRETION IN USE OF PROCEEDS; INABILITY OF STOCKHOLDERS TO EVALUATE FUTURE ACQUISITIONS

     The Company has broad discretion with respect to the use of a substantial portion of the net proceeds of the Offering which the Company intends to use to acquire additional specialty practice assets. The Company is engaged in discussions with several practices with ENT and complementary specialities and has an agreement in principle relating to the Additional Acquisition (which Additional Acquisition is not expected to be material to the Company's operations); however, except with respect to the Reorganization, the Company has no agreements or arrangements relating to any material future acquisitions and, accordingly, it will have significant flexibility in identifying and selecting prospective acquisition candidates. The Company does not intend to seek stockholder approval for any acquisition, including those currently being negotiated, unless required to do so by applicable law or regulations. Accordingly, stockholders will not have an opportunity to review financial or other information relating to acquisition candidates prior to consummation of an acquisition. See "Use of Proceeds," "Business -- Strategy" and
"Business -- Potential Practice Asset Acquisitions."

DEPENDENCE ON AFFILIATED PHYSICIANS

     All of the Company's revenues will initially be derived under a management services agreement with the Founding Practice and capitated HMO contracts held by the ENT Networks. Such revenues, and future revenues, will depend on the fees and revenues generated by physicians practicing at physician practices, the assets or equity of which are to be acquired by the Company, including physicians at the Founding Practice ("affiliated physicians") and, to a lesser extent, independent physicians contracting with the Company to participate in the Company's provider networks ("independent physicians" and, together with affiliated physicians, "associated physicians"). Although affiliated physicians, including the stockholders of the Founding Practice, are expected to enter into employment agreements with their respective practices, there can be no assurance as to the continued services of any particular physician. In particular, Dr. Tritt is expected to devote less time to his medical practice at the Founding Practice as a result of his responsibilities to the Company. Associated physicians can typically terminate their agreements to provide medical services under managed care contracts by providing notice of such termination to the payor. Termination of these agreements by associated physicians may result in termination by the payor of a managed care contract between the Company and the payor. Any material loss of revenue by affiliated physicians and, to a lesser extent, independent physicians, whether as a result of the loss of network physicians or the termination of managed care contracts resulting from the loss of network physicians or otherwise, could have a material adverse effect on the Company's business, financial condition or operating results. See
"Business -- Company Operations."

RISKS ASSOCIATED WITH CAPITATED FEE ARRANGEMENTS

     During 1995 and the nine month period ended September 30, 1996, approximately 66% and 70%, respectively, of the Company's pro forma combined net revenues were derived from payments made on a fee-for-service basis by patients and third-party payors (including government programs) and approximately 34% and 30%, respectively, of the Company's pro forma combined net revenues were derived from capitated arrangements. As an increasing percentage of patients enroll in managed care arrangements, the Company believes that its future success will depend, in part, upon its ability to negotiate and manage, on behalf of its associated physicians, contracts with HMOs, other managed care payors, employer groups and other private third-party payors, pursuant to which services will be provided on a capitated basis by some or all of the Company's associated physicians, on terms favorable to the Company. Under these agreements, the health care provider typically accepts a pre-determined amount per patient per month from the payor in exchange for providing all necessary covered services to the patients covered under the agreement. Such contracts pass much of the financial risk of providing care, such as over-utilization, from the payor to the provider. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, operating margins may be reduced or the revenues derived from such contracts may be insufficient to cover the costs of the services provided. In either event, the Company's business, financial condition and operating results may be materially adversely affected. As a result, the success of the Company will require effective management of health care costs through various methods, including utilization management and review, competitive pricing for purchased services and favorable agreements with payors. The proliferation of such contracts in markets served by the Company could result in increased predictability of revenues, but decreased predictability of operating margins. There can be no assurance that the Company will be able to negotiate, on behalf of its associated physicians, satisfactory arrangements on a capitated basis or that such arrangements will be profitable to the Company in the future.

DEPENDENCE ON CONTRACTS WITH MANAGED CARE ORGANIZATIONS

     The Company's ability to expand is dependent in part on increasing the number of managed care enrollees served by associated physicians, primarily through negotiating additional and renewing existing contracts with managed care organizations and contracting, on a favorable basis, with additional associated physicians to provide prepaid medical services to such enrollees. Obtaining new contracts increasingly involves a competitive bidding process. The Company will be required to accurately anticipate the costs associated physicians will incur in providing services under such contracts so that the Company only undertakes contracts under which it can expect to realize adequate profit margins or otherwise meet its objectives. There can be no assurance that the Company will be successful in contracting with sufficient numbers of associated physicians to meet the requirements of managed care organizations or in negotiating contracts with managed care organization on terms favorable to the Company and its associated physicians. Three HMOs, United HealthCare, Aetna and Cigna, together accounted for 28%, 34%, 34% and 30% of pro forma combined net revenues of the Company for the years ended December 31, 1993, 1994 and 1995 and the nine month period ended September 30, 1996, respectively. Agreements with these HMOs are generally subject to 90 to 120 day cancellation by either party, and are subject to annual renegotiation of rates, covered benefits and other terms and conditions. In conjunction with the recent acquisition of U.S. HealthCare by Aetna Inc., representatives of Aetna Inc. have indicated a desire to convert the Aetna capitated ENT managed care contract to an expanded panel (non-capitated) modified shared risk arrangement which may be expanded to include the facility component (inpatient and ambulatory surgery center services) as well as the professional component (physician services) of ENT care. There can be no assurance that such contract will remain exclusive or that such modification will not occur and if such contract is modified, the potential economic impact of such modification to the Company, if any, cannot be predicted. There can be no assurance that any of these managed care agreements can be renewed or, if renewed, that they will contain terms favorable to the Company and its associated physicians. The loss of any of these contracts or significant reductions in capitated reimbursement rates under these contracts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Managed Care Agreements."

POTENTIAL REDUCTIONS IN REIMBURSEMENT BY THIRD-PARTY PAYORS

     The health care industry is undergoing significant change as third-party payors attempt to control the cost, utilization and delivery of health care services. Substantially all of the Company's net revenues on a pro forma combined basis have been, and are expected to continue to be, derived from HMOs, commercial insurers, Medicare and other third-party payors. Both government and private payment sources have instituted cost containment measures designed to limit payments made to health care providers by reducing reimbursement rates, limiting services covered, increasing utilization review of services, negotiating prospective or discounted contract pricing, adopting capitation strategies and seeking competitive bids. There can be no assurance that such measures will not adversely affect the amounts or types of services that may be reimbursable to the Company in the future, or the future reimbursement (including reductions in capitated rates) for any service offered by the Company, either of which could have a material adverse effect on the Company's business, financial condition or operating results. The Company believes that these trends will continue to result in a reduction from historical levels in per patient revenues at the Founding Practice and the ENT Networks. Furthermore, government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government restrictions, all of which could materially decrease the range of services covered by such programs or the reimbursement rates paid to the Company for its services. Such future reductions or changes would have a material adverse effect on the Company's business, financial condition or operating results. Reimbursement rates vary depending on the type of third-party payors. Changes in the composition of third-party payors from higher reimbursement rate payors to lower reimbursement rate payors could have an adverse effect on the Company's operating results. See "-- Dependence on Contracts with Managed Care Organizations."

COMPETITION

     The physician practice and network management industry is highly competitive. The restructuring of the United States health care system is leading to rapid consolidation of the health care delivery system into larger and more organized groups and networks of health care providers. The Company expects competition to increase as a result of this consolidation and ongoing cost containment pressures, among other factors. The Company will compete with management services organizations, for-profit and nonprofit hospitals, HMOs and other competitors seeking to form strategic alliances with or provide management services to physicians. The Company is unable to predict the extent of future competition because of changing competitive conditions, changes in laws and regulations, government budgeting, technological and economic developments and other factors. In addition, certain companies, including hospitals and insurers, that are expanding their presence in the physician services business, are significantly larger, provide a wider variety of services, have greater experience in providing physician practice management services, have longer established relationships for these services and have access to substantially greater financial resources than the Company. See "Business -- Competition."

     The Company believes that competition for fee-for-service revenue is dependent upon, among other things, the Company's geographic coverage, the reputation and referral patterns of its affiliated physicians, the breadth of ENT medical and surgical services provided and the composition of the physicians practicing at affiliated practices. The Company's ability to compete successfully for specialty capitated managed care contracts with managed care organizations may depend upon, among other things, the Company's ability to increase the number of associated physicians and other health care professionals included in its network provider panel, through asset acquisitions of additional specialty practices and by entering into network administration agreements with independent physicians. The Company will compete with several substantially larger physician practice management and related companies in identifying and acquiring or contracting with such physician practices or physicians. There can be no assurance the Company will be able to associate with a sufficient number of competent physicians and other health care professionals to expand its business.

     The Company's associated physicians also compete in certain markets, including the Atlanta market, with substantial numbers of other ENT specialists as well as general practitioners. The success of the Company is dependent upon its ability to recruit, train and retain qualified health care professionals in new and existing markets. The Company faces competition for these personnel from other health care providers, research and academic institutions, government entities and other organizations. The availability of such personnel is limited, and the inability to recruit and maintain relationships with these individuals in certain geographic areas could have a material adverse effect on the Company's future growth and operations. There can be no assurance that the Company will be successful in hiring and retaining qualified health care professionals. The inability to retain sufficient numbers of qualified personnel could have a material adverse effect on the Company's operations. In addition, a shortage of skilled personnel or the delay resulting from a need to train personnel could have a material adverse effect on the Company's business, financial condition or operating results.

GOVERNMENT REGULATION

     Various state and federal laws regulate the relationships between providers of health care services, physicians and other clinicians. These laws, among others, include the Medicare and Medicaid anti-kickback statute and the so-called "Stark Law." The anti-kickback statute prohibits the offer, payment, solicitation or receipt of any direct or indirect remuneration in return for the referral of patients for items or services, or for the ordering or arranging for the furnishing of items or services for which payment may be made under

Medicare or Medicaid or other federally-funded health care programs. The "Stark Law" imposes restrictions on physicians' referrals for certain designated health services to entities with which they have financial relationships. Violations of these laws may result in substantial civil or criminal penalties, denial of payment, and/or exclusion from participation in the Medicare, Medicaid and other federally-funded health care programs. In addition, under separate statutes, submission of claims for payment that are "not provided as claimed" may lead to civil or criminal penalties or exclusion from participation in the Medicare, Medicaid and other federally-funded programs. Such exclusion if applied to the Founding Practice or any other physician practice acquired by the Company, could result in a significant loss of reimbursement. A determination of liability under any such laws could have a material adverse effect on the Company's business, financial condition and operating results.

     Several states, including Georgia, have adopted laws similar to the federal "anti-kickback" and "anti-referral" laws that cover patients in private programs as well as government programs. The laws of many states also prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws and their interpretation vary from state to state and are enforced by the courts and by regulatory authorities with material discretion. A determination of liability under any such laws could have a material adverse effect on the Company.

     Although the Company believes that its operations will be in substantial compliance with existing applicable laws, the Company's business operations have not been the subject of judicial or regulatory interpretation. There can be no assurance that upon review, the Company's business and its contractual arrangements with the Founding Practice and any practices which it has arrangements with in the future will not be successfully challenged as constituting the unlicensed practice of medicine. There can be no assurance that review of the Company's business and its arrangements with affiliates by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's operations or their expansion. In addition, the regulatory requirements of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory requirements. Any limitation on the Company's ability to expand could have a material adverse effect on the Company's operations. See "Business -- Government Regulation."

HEALTH CARE REFORM

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Changes in the law, new interpretations of existing laws, or changes in payment methodology or amounts, may have a dramatic effect on the relative costs associated with doing business and the amount of reimbursement provided by government and other third party payors. In addition to specific health care legislation, both the President and the Congress have expressed an interest in controlling the escalation of health care expenditures and using health care reimbursement policies to help control the federal deficit. In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. The Company believes that such initiatives will continue during the foreseeable future. Aspects of certain of these reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly of facilities to which they refer patients, if adopted, could adversely affect the Company. In addition, some states in which the Company operates or may operate in the future are also considering various health care reform proposals. The Company anticipates that federal and state governments will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on the Company's business, financial condition or operating results. In addition, the actual announcement of reform proposals and the investment community's reaction to such proposals, as well as announcements by competitors and third-party payors of their strategies to respond to such initiatives, could produce volatility in the trading and market price of the Common Stock of the Company.

TECHNOLOGICAL CHANGE

     The health care information industry is relatively new and is experiencing rapid technological change, changes in physician and payor needs, frequent new product introductions and evolving industry standards. As the computer and software industries continue to experience rapid technological change, the Company must be able to quickly and successfully adapt its clinical information systems so that they continue to integrate well with the computer platforms and other software employed by associated physicians. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development and introduction of system enhancements or new systems in response to technological changes. The Company's inability to respond to technological changes in a timely and cost-effective manner could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock by reducing the Company's ability to efficiently and accurately analyze and anticipate the costs incurred by associated physicians under the Company's capitated managed care contracts. See "Business -- Information Systems."

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL MANAGEMENT

     The Company's success depends to a significant extent on Ramie A. Tritt, M.D., the Company's Chairman of the Board and President, a principal stockholder of the Company (and the principal stockholder, immediately prior to the Reorganization, of the ENT Networks and the Founding Practice) and Richard D. Ballard, the Company's Chief Executive Officer. The loss of Dr. Tritt or Mr. Ballard could have a material adverse effect on the development and ultimate likelihood of success of the Company's business. Although the Company has entered into a five year and a three year employment agreement with Dr. Tritt and Mr. Ballard, respectively, there can be no assurance that the Company will be able to retain their services. The Company intends to obtain "key-man" insurance coverage on both Dr. Tritt and Mr. Ballard. The Company is actively seeking to hire a chief financial officer and following completion of the Offering, anticipates recruiting additional executive officers and believes that its future success will depend in part upon its ability to attract and retain additional qualified management personnel. Competition for such personnel is intense and the Company will compete for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the Company. There can be no assurance that the Company will be successful in attracting or retaining such personnel. See "Business -- Employees" and "Management."

BENEFITS OF THE OFFERING TO INSIDERS

     The Company intends to use a portion of the net proceeds of the Offering to repay loans made to the Company by Gerald R. Benjamin, Vice Chairman of the Board and a principal stockholder of the Company, the Founding Practice, Dr. Tritt, and two entities whose principal stockholders were former directors of the Company in the aggregate principal amount of $485,000 (the "Founders' Loans") and to repay outstanding indebtedness of the Founding Practice aggregating approximately $1.2 million. In connection with the repayment of the outstanding indebtedness of the Founding Practice, guarantees with respect to such indebtedness made by stockholders of the Founding Practice, including Dr. Tritt and Michael J. Pickford, M.D. and Keith R. Jackson, M.D., principal stockholders of the Company upon consummation of the Reorganization, will be cancelled. The Company will also use $250,000 of the net proceeds of the Offering to pay a consulting fee to an affiliate of Mr. Benjamin. In addition, the Company has entered into employment agreements with each of Dr. Tritt, Mr. Ballard and Mr. Benjamin providing for annual salaries of $350,000, $150,000 and $60,000, respectively, plus bonuses. Each of Dr. Tritt and Mr. Benjamin will devote only a portion of their time as executive officers of the Company. See "Use of Proceeds," "Management -- Employment Agreements" and "Certain Transactions."

RISKS RELATING TO PROPOSED CREDIT FACILITY; CONSEQUENCES OF DEFAULT AND COVENANTS EXPECTED UNDER PROPOSED CREDIT FACILITY

     The Company has received a proposal from a bank to provide a $20 million credit facility (the "Proposed Credit Facility"), subject to satisfaction by the Company of certain conditions including completion of the Offering and repayment of all indebtedness of the Founding Practice. There can be no assurance that the Proposed Credit Facility will be obtained or, if obtained, that sufficient borrowings (which will be governed by, among other factors, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA")) will be available to fund future proposed acquisitions. Advances under the Proposed Credit Facility would bear interest at a variable rate. Accordingly, increases in interest rates would increase the Company's interest expense and would adversely affect the Company's cash flow and results of operations. If the Proposed Credit Facility is obtained, the Company will be required to grant to the bank a security interest in the capital stock of the Company's subsidiaries. Therefore, in the event of a default under the credit agreement or a bankruptcy, liquidation or reorganization of the Company, such stock would be available to the bank to satisfy the Company's obligations to the bank before any payment could be made to the Company's stockholders and, in such event, it is likely that the Company's stockholders would forfeit all or a substantial portion of their investment in the Company. The Company's ability to generate sufficient cash flow to meet obligations incurred under the Proposed Credit Facility will depend on the Company's future operations, which will in turn, be subject to prevailing industry, economic, regulatory, and other factors, many of which are beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL CONFLICTS OF INTEREST

     There have been and are currently agreements by and among the Company, the Founding Practice and the ENT Networks and each of their respective officers, directors and affiliates, and entities controlled by such officers, directors and affiliates. In addition, Dr. Tritt, the Company's Chairman of the Board and President, continues as a physician at the Founding Practice and will be subject to competing demands on his time. Any future transactions and agreements between the Company and such individuals and entities are subject to approval by a majority of the Board of Directors, including a majority of the independent directors. See "Management -- Employment Agreements" and "Certain Transactions."

POTENTIAL LIABILITY AND INSURANCE; LEGAL PROCEEDINGS

     The provision of health care services entails the substantial risk of potential claims of medical malpractice and similar claims. The Company does not, itself, engage in the practice of medicine or assume responsibility for compliance with regulatory requirements directly applicable to physicians and will require associated physicians to maintain medical malpractice insurance. Nevertheless, there can be no assurance that claims will not be asserted against the Company in the event that services provided at the Founding Practice or any affiliated practice are alleged to have resulted in injury or other adverse effects. Although the Company expects to obtain liability insurance effective upon the closing of the Offering that it believes will be adequate as to both risk and amounts, successful malpractice claims could exceed the limits of the Company's insurance and could have a material adverse effect on the Company's business, financial condition or operating results. Moreover, there can be no assurance that the Company will be able to obtain such insurance on commercially reasonable terms or that any such insurance will provide adequate coverage against potential claims. In addition, a malpractice claim asserted against the Company could be costly to defend, could consume management resources and could adversely affect the Company's reputation and business, regardless of the merit or eventual outcome of such claim. In addition, in connection with the acquisition of the assets of the Founding Practice, the Company is assuming many of the stated liabilities of such practice. Additionally, claims may be asserted against the Company for events related to the Founding Practice that occurred prior to the Reorganization. The Company expects to obtain insurance coverage effective upon the closing of the Offering related to those risks that it believes is adequate as to the risks and amounts, although there can be no assurance that any successful claims will not exceed applicable policy limits or that the Company will be able to obtain such insurance on commercially reasonable terms. In addition, the Company is negotiating liability insurance, on behalf of the Founding Practice, that will become effective on the closing of the Reorganization and the Offering and will name the Company as an additional insured. See "Business -- Liability and Insurance" and "-- Legal Proceedings."

ABSENCE OF PRIOR TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there is no assurance that an active market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiation between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. See "Underwriting" for factors to be considered in determining such offering price. The market price of the Common Stock following the Offering could be subject to significant fluctuations in response to a number of factors, including variations in the Company's quarterly operating results, changes in estimates of the Company's earnings, perceptions about market conditions in the health care industry or the impact of various health care reform proposals and general economic conditions, some of which are unrelated to the Company's operating performance. In addition, the stock market generally has experienced significant price and volume fluctuations. These market fluctuations could have an adverse effect on the market price or liquidity of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Future sales of shares of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), through the exercise of outstanding registration rights or through the issuance of shares of Common Stock upon exercise of options, warrants or otherwise, could have an adverse effect on the price of the Company's Common Stock. The 2,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction under the Securities Act, except if any shares are purchased by "affiliates" as defined under Rule 144. The remaining 3,328,725 shares outstanding upon completion of the Offering (including the shares of Common Stock issued in connection with the Reorganization) are "restricted securities" as that term is defined under Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Of the restricted securities, 550,000 shares issued in connection with the formation of the Company will become eligible for sale pursuant to Rule 144 commencing July 1998. An additional 62,500 shares of Common Stock issuable upon the exercise of vested options will also become eligible for sale in the public market pursuant to Rule 701 and Rule 144 under the Securities Act beginning 90 days from the date of this Prospectus. Holders of all of such shares have agreed not to sell, transfer or otherwise dispose of any of their shares for a period of 12 months from the date of this Prospectus without the prior written consent of Barington Capital Group, L.P., on behalf of the Underwriters. In addition, the holders of the Underwriters' Warrants have certain demand and "piggyback" registration rights with respect to their securities and all existing holders of the Common Stock (the "Existing Stockholders") and all stockholders acquiring shares of Common Stock in connection with the Reorganization (the "Acquisition Stockholders") will have "piggyback" registration rights with respect to their shares of Common Stock. The sale of a substantial number of shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and impair the Company's ability to raise additional capital in the future. See "Management -- Stock Option Plans," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION; RECENT SALES OF COMMON STOCK AT A PRICE SUBSTANTIALLY BELOW INITIAL PUBLIC OFFERING PRICE

     In connection with the formation of the Company in July 1996, Bock Benjamin & Co., Partners, a partnership of which Gerald R. Benjamin, the Company's Vice Chairman and Secretary, is a partner, and Ramie A. Tritt, M.D., the Company's Chairman of the Board and President, were each issued 275,000 shares of Common Stock, at a purchase price of approximately $.0018 per share. In November 1996, Dr. Tritt purchased an additional 11,225 shares of Common Stock at a purchase price of approximately $.0042 per share. In connection with the Reorganization, the Company will issue an aggregate of 2,767,500 shares of Common Stock, of which Dr. Tritt, as the owner of the ENT Networks and as a shareholder of the Founding

Practice, will receive an aggregate of 1,343,727 shares of Common Stock, based upon an assumed initial public offering price of $9.50 per share. See "The Reorganization." Investors purchasing shares of Common Stock in the Offering will incur immediate and substantial net tangible book value dilution of approximately $6.05 per share, or 63.7%, assuming an initial public offering price of $9.50 per share. This dilution will be increased to the extent that holders of outstanding options to purchase Common Stock at prices below the initial public offering price exercise such options. See "Dilution," "Principal Stockholders" and "Certain Transactions."

CONTROL OF COMPANY; POTENTIAL ANTI-TAKEOVER PROVISIONS

     Upon the completion of the Offering, the officers and directors of the Company will own or control approximately 35.7% of the outstanding shares of Common Stock of the Company (33.8% if the Over-Allotment Option is exercised in full). As a result, such individuals will generally be able to influence significantly the outcome of corporate transactions or other matters submitted for stockholder approval. Such influence by principal stockholders could preclude any unsolicited acquisition of the Company and consequently adversely affect the market price of the Common Stock. In addition, the Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, shares of preferred stock with such terms and conditions as the Board of Directors may determine in its sole discretion. The Company is also subject to a Delaware statute regulating business combinations. Any of these provisions could discourage, hinder or preclude an unsolicited acquisition of the Company and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt. In addition, upon the occurrence of certain events, including the merger of the Company and a sale of all or substantially all of the assets of the Company, all outstanding options under the Company's 1996 Stock Option Plan will become immediately exercisable. The employment agreements with Dr. Tritt, Mr. Ballard and Mr. Benjamin provide for termination by the executives and the payment of severance compensation to the executives upon a change of control of the Company. See "Management," "Principal Stockholders" and "Description of Capital Stock."

ABSENCE OF DIVIDENDS.

     The Company has never paid any cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company currently intends to retain all earnings, if any, for the development of its business. The Proposed Credit Facility contemplates restrictions on the payment of dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $9.50 per share and after deducting underwriting discounts and the estimated expenses payable by the Company, are estimated to be approximately $16,060,000 ($18,596,500 if the Over-Allotment Option is exercised in full).

                                                                    APPROXIMATE     PERCENTAGE OF
                       EXPECTED APPLICATION                           AMOUNT        NET PROCEEDS
------------------------------------------------------------------  -----------     -------------
Working capital...................................................  $13,991,000          87.1%
Repayment of indebtedness of Founding Practice....................    1,204,000           7.5
Repayment of Company indebtedness.................................      515,000           3.2
Information systems...............................................      350,000           2.2
                                                                    -----------         -----
                                                                    $16,060,000           100%
                                                                    ===========         =====

     The Company intends to use approximately $13,991,000 of the net proceeds to fund future Company acquisitions of physician practice assets and for general corporate purposes, including general and administrative expenses and the payment of a consulting fee incurred in connection with the formation of the Company, the Offering and the Reorganization. An integral part of the Company's business strategy is to grow through acquisitions. Although the Company is evaluating and is engaged in discussions in connection with the potential acquisitions of the assets or equity of an aggregate of 13 ENT and complementary group practices, except with respect to the Reorganization, the Company has no agreements relating to any material acquisition and there can be no assurance that any such acquisitions will be consummated. See "Risk Factors -- Risks Relating to Acquisitions and Managing Growth; Need for Additional Funds," "Business -- Potential Practice Acquisitions and "Certain Transactions."

     The Company intends to repay outstanding indebtedness of the Founding Practice in the principal amount of $1,196,000, plus accrued interest ($8,000 at September 30, 1996), of which 45%, 15% and 15%, respectively, is guaranteed by Dr. Tritt and Michael J. Pickford, M.D. and Keith R. Jackson, M.D., principal stockholders of the Company upon consummation of the Reorganization. This indebtedness was incurred in connection with equipment leases and matures on July 10, 2001 and accrues annual interest at the prime rate less 0.25%.

     The Company will also repay Company indebtedness in the principal amount of $505,000, plus accrued interest ($10,000 at September 30, 1996), owed to the Founding Practice, officers and principal stockholders of the Company and two entities whose principal stockholders were former directors of the Company, (i) $485,000 of which was incurred to pay legal, accounting and other fees in connection with the formation of the Company, the Reorganization and the Offering and is evidenced by promissory notes maturing on the earlier of completion of the Offering or June 30, 1997 and bearing simple interest at a prime rate as announced by NationsBank of Georgia, N.A. ("NationsBank") and (ii) $20,000 of which was incurred in connection with the acquisition of certain assets (primarily computer hardware) of the ENT Networks and is evidenced by a promissory note maturing on the earlier of completion of the Offering or June 30, 1997 and bearing simple interest at a prime rate as announced by NationsBank. See "Certain Transactions."

     The Company intends to use approximately $350,000 of the net proceeds to expand its information systems.

     Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company expects that it will retain all earnings, if any, generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends to its stockholders in the foreseeable future. Any future determination as to dividend policy will be made by the Board of Directors of the Company in its discretion, and will depend on a number of factors, including the future earnings, if any, capital requirements, financial condition and business prospectus of the Company and such other factors as the Board of Directors may deem relevant. In addition, the terms of the Proposed Credit Facility would restrict the payment of cash dividends. See "Risk
Factors -- Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth at September 30, 1996 (i) the actual capitalization of the Company, (ii) the pro forma capitalization giving effect to the consummation of the Reorganization and the related issuance of an aggregate of 2,767,500 shares of Common Stock and (iii) the pro forma capitalization as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.50 per share, the receipt of the estimated net proceeds therefrom and the application of the net proceeds to repay the Company indebtedness and the outstanding indebtedness of the Founding Practice. See "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                    SEPTEMBER 30, 1996
                                                           -------------------------------------
                                                                                      PRO FORMA
                                                            ACTUAL    PRO FORMA      AS ADJUSTED
                                                           --------   ----------     -----------
Total debt(1)............................................  $505,000   $1,709,274     $         0
Stockholders' Equity:
  Preferred Stock, $1.00 par value; 10,000 authorized; no
     shares issued and outstanding.......................        --           --              --
  Common Stock, $.001 par value; 50,000,000 shares
     authorized; 550,000 shares issued and outstanding
     actual; 3,328,725 shares issued and outstanding pro
     forma and 5,328,725 shares issued and outstanding
     pro forma as adjusted(2)............................       550        3,329           5,329
Additional paid-in capital...............................       450    1,963,884(3)   18,021,884(3)
Retained Earnings........................................    (4,911)     382,451         382,451
                                                           --------   ----------     -----------
          Total stockholders' equity.....................    (3,911)   2,349,664      18,409,664
                                                           --------   ----------     -----------
          Total capitalization...........................  $501,089   $4,058,938     $18,409,664
                                                           ========   ==========     ===========

---------------

(1) Excludes capital lease obligations. See Note 7 of Notes to Financial Statements of the Founding Practice.
(2) Excludes (i) 550,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, under which (a) options to purchase 227,500 shares of Common Stock have been granted, of which 62,500 are immediately exercisable and (b) options to purchase 7,500 shares of Common Stock have been granted, effective upon completion of the Offering, and will be immediately exercisable; (ii) 275,000 shares of Common Stock reserved for issuance under the Company's 1996 Health Care Professionals Stock Option Plan, under which no options have been granted; (iii) shares of Common Stock which may be issued in connection with the Additional Acquisition and (iv) 200,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants. See "Management -- Stock Option Plans," "Description of Capital Stock" and "Underwriting."
(3) See Note 7 to the Unaudited Pro Forma Combined Financial Statements of the Company.

                                    DILUTION

     The Company had a pro forma combined net tangible book value as of September 30, 1996 of approximately $(3,900), or approximately $(.01) per share giving effect to the sale of 550,000 shares in connection with the formation of the Company. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the Reorganization the pro forma net tangible book value at September 30, 1996 would have been approximately $2,350,000 or $.72 per share. After giving further effect to the sale of the 2,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $9.50 per share and receipt and application of the estimated net proceeds therefrom to repay indebtedness, the pro forma net tangible book value at September 30, 1996 would have been approximately $18,410,000, or approximately $3.45 per share. This represents an immediate increase in such net tangible book value of approximately $3.45 per share to existing stockholders and an immediate dilution in net tangible book value of approximately $6.05 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price per share........................          $9.50
      Net tangible book value before the Reorganization and the Offering...  $(.01)
      Increase per share attributable to the Reorganization................    .72
      Increase per share attributable to the Offering......................   2.74
                                                                             -----
    Pro forma net tangible book value per share after the Reorganization
      and the Offering.....................................................           3.45
                                                                                     -----
    Dilution of net tangible book value per share to new investors.........          $6.05
                                                                                     =====

     The following table sets forth, giving effect to the completion of the Reorganization and the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Existing Stockholders, by the Acquisition Stockholders, and by new investors in the Offering (assuming an initial public offering price of $9.50 per share and before deducting the underwriting discount and estimated offering expenses):

                                                                         TOTAL
                                          SHARES PURCHASED           CONSIDERATION          AVERAGE
                                         -------------------    -----------------------    PRICE PER
                                          NUMBER     PERCENT      AMOUNT        PERCENT      SHARE
                                         ---------   -------    -----------     -------    ---------
    Existing Stockholders..............    561,225     10.5%    $     1,048        0.0%     $ .0019
    Acquisition Stockholders...........  2,767,500     51.9       2,504,000(1)    11.6          .90
    New Investors......................  2,000,000     37.6      19,000,000       88.4         9.50
                                         ---------   -------    -----------     ------ -
              Total....................  5,328,725    100.0%    $21,505,048      100.0%
                                         =========   =======    ===========     =======

---------------

(1) Represents the pro forma combined net tangible book value of the assets of the Founding Practice and the ENT Networks acquired by the Company in exchange for 2,767,500 shares of Common Stock in connection with the Reorganization. See Notes 6 and 7 to the Unaudited Pro Forma Combined Financial Statements of the Company.

     The foregoing tables do not give effect to the exercise of options and the Underwriters' Warrants. To the extent that such options and warrants are exercised, there will be additional dilution to new investors. See
"Management -- Stock Option Plans" and "Underwriting."

                            SELECTED FINANCIAL DATA
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following information for the Founding Practice, the ENT Networks and the Company has been derived from the financial statements of the respective entities. The Company was incorporated in July 1996 and commenced operations in August 1996 through the acquisition of the computer hardware of the ENT Networks and utilization of the Capitated Network System. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of the Company, the Founding Practice and the ENT Networks and notes thereto included elsewhere in this Prospectus. The information for the nine month periods ended September 30, 1996 and 1995, respectively, has been derived from the unaudited financial statements of the Founding Practice, the ENT Networks and the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results of operations for unaudited statements.

                  ATLANTA EAR, NOSE & THROAT ASSOCIATES, P.C.

                                                                                        NINE MONTH
                                                                                       PERIOD ENDED
                                                YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                      -------------------------------------------     ---------------
                                       1995      1994     1993     1992     1991       1996     1995
                                      -------   ------   ------   ------   ------     ------   ------
STATEMENT OF OPERATIONS DATA:
Net patient service revenue.........  $10,291   $8,124   $7,195   $5,505   $3,971     $9,522   $7,627
Expenses:
  Physician owner compensation......    3,961    3,344    3,170    2,887    2,143      3,339    3,030
  Salaries, wages and benefits......    3,922    2,929    2,277    1,253    1,226      3,705    2,768
  General and administrative........    1,885    1,474    1,386    1,151      525      2,009    1,431
  Bad debt expense..................      233      110       61       51       40        229      178
  Depreciation and amortization.....      275      259      262      148       37        263      206
  Other expense (income), net.......       15        8       39       15        0        (23)      14
                                      -------   ------   ------   ------   ------     ------   ------
Total expenses......................   10,291    8,124    7,195    5,505    3,971      9,522    7,627
                                      -------   ------   ------   ------   ------     ------   ------
Operating income....................  $     0   $    0   $    0   $    0   $    0     $    0   $    0
                                      =======   ======   ======   ======   ======     ======   ======

                                                                     AS OF           AS OF
                                                                  DECEMBER 31,   SEPTEMBER 30,
                                                                      1995           1996
                                                                  ------------   -------------
BALANCE SHEET DATA:
Cash and cash equivalents.......................................     $  402         $   455
Total assets....................................................      3,436           4,656
Total debt......................................................        980           1,204

                                  ENT NETWORKS

                                                                                        NINE MONTHS
                                                                                      ENDED SEPTEMBER
                                                 YEAR ENDED DECEMBER 31,                    30,
                                         ----------------------------------------     ---------------
                                          1995     1994     1993     1992    1991      1996     1995
                                         ------   ------   ------   ------   ----     ------   ------
STATEMENT OF OPERATIONS DATA:
Net revenue............................  $4,168   $3,510   $2,315   $1,743   $818     $3,286   $3,044
Operating expenses.....................   3,134    2,629    1,869    1,364    695      2,530    2,322
Operating income.......................   1,034      881      446      379    123        756      722

                                                                     AS OF               AS OF
                                                               DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                                               -----------------   ------------------
BALANCE SHEET DATA:
Cash and cash equivalents....................................       $   302              $  771
Total assets.................................................           306                 776
Owner's equity...............................................          (129)                388

                          PHYSICIANS' SPECIALTY CORP.

                                                                                FROM INCEPTION
                                                                               (JULY 31, 1996)
                                                                                   THROUGH
                                                                              SEPTEMBER 30, 1996
                                                                              ------------------
STATEMENT OF OPERATIONS DATA:
Net revenue.................................................................         $ 15
Expenses:
  Salaries, wages and benefits..............................................           13
  Depreciation and amortization.............................................            1
  Other expenses............................................................            6
                                                                                      ---
Total expenses..............................................................           20
                                                                                      ---
Operating loss..............................................................         $ (5)
                                                                              ==============

                                                                                    AS OF
                                                                              SEPTEMBER 30, 1996
                                                                              ------------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................................         $322
Total assets................................................................          686
Total debt..................................................................          505
Stockholders' equity........................................................           (4)

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
        (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA AND OPERATING DATA)

     The following unaudited pro forma combined statements of operations give effect to the Reorganization of the Company, the Founding Practice and the ENT Networks. The unaudited pro forma financial information and notes thereto do not purport to represent what the Company's results of operations or financial position would actually have been if such transactions had occurred on such dates or project the Company's results of operations or financial position for future periods or dates. The pro forma adjustments are based upon current available information and upon certain assumptions that management of the Company believes are reasonable in the circumstances. The following unaudited pro forma financial statements and related notes should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and other financial information pertaining to the Company, including "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", appearing elsewhere in this Prospectus.

                                                                                NINE MONTH PERIOD
                                              FISCAL YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1995       1994       1993       1996       1995
                                              --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Capitation and patient service revenues.....  $ 12,167   $ 10,348   $  8,376   $ 10,893   $  9,078
Amounts retained by physician owners........     2,675      2,328      2,270      2,178      2,099
                                               -------    -------    -------    -------    -------
Net revenues................................     9,492      8,020      6,106      8,715      6,979
Expenses:
  Salaries, wages and benefits..............     3,922      2,929      2,277      3,719      2,768
  General and administrative................     1,907      1,486      1,435      2,026      1,439
  Bad debt expense..........................       233        110         61        229        178
  Depreciation and amortization.............       281        267        262        269        211
  Provider claims...........................       600      1,170        559        460        556
                                               -------    -------    -------    -------    -------
Total expenses..............................     6,943      5,962      4,594      6,703      5,152
                                               -------    -------    -------    -------    -------
Operating income............................  $  2,549   $  2,058   $  1,512   $  2,012   $  1,827
                                               =======    =======    =======    =======    =======
Supplemental pro forma net income(1)........  $  1,565                         $  1,253   $  1,133
Supplemental pro forma net income per
  share(1)..................................  $    .29                         $    .23   $    .21
Supplemental weighted average shares
  outstanding(1)............................     5,396                            5,396      5,396
OPERATING DATA AT END OF PERIOD:
  Number of affiliated physicians...........        14          8          8         17         13
  Number of allied health care
     professionals..........................        15         12         12         21         15
  Number of employees.......................        86         70         60        122         83
  Number of clinical locations..............        11          8          8         14         11
  Number of capitated covered lives ........   308,003    271,695    151,587    353,735    294,990

                                                                                    AS OF
                                                                              SEPTEMBER 30, 1996
                                                                              ------------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................................        $1,549
Total assets................................................................         6,118
Total debt..................................................................         1,709
Stockholders' equity........................................................         2,350

---------------

(1) For all periods presented, the Founding Practice and the ENT Networks were S corporations for federal and state income tax purposes and, accordingly, were not subject to corporate income taxes. The supplemental pro forma net income and supplemental pro forma net income per share for the year ended December 31, 1995 and for the nine month periods ended September 30, 1996 and 1995 have been computed as if the Company were subject to federal and state corporate income taxes based on the corporate income taxes in effect during the respective periods and the Offering had been completed.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been divided into two sections, the first relating to the pro forma combined operations of the Company and the second relating to the historical operations of the Founding Practice, the ENT Networks and the Company, the entity whose Common Stock is being issued in connection with the Reorganization and the Offering. The following discussion of the pro forma combined results of operations and financial position of the Company and the historical results of operations and financial position of the Founding Practice, the ENT Networks and the Company should be read in conjunction with the Company unaudited pro forma combined financial statements and the audited and unaudited financial statements of the Founding Practice, the ENT Networks, and the Company, and the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

     Physicians' Specialty Corp. is a physician practice management company organized to provide comprehensive management services to physician practices specializing in diseases and disorders of the ear, nose and throat and complementary specialties. Concurrently with the closing of this Offering, the Company will effect the Reorganization in which the Company will acquire all of the common stock of the ENT Networks and substantially all of the assets of the Founding Practice. See "The Reorganization." The Company's revenues are derived from the provision, through affiliated physicians, of fee-for-service medical services and from contracts with HMOs and other managed care organizations which compensate the Company and its affiliated physicians on a capitated basis. In the capitated arrangements, the Company is typically paid by the HMO or other third party payor on behalf of the associated physicians a fixed amount per enrollee per month. In return, the Company, through associated physicians, is responsible for the provision of substantially all of the ENT medical and surgical services, as set forth in the agreement with the third-party payor, required by enrollees. In addition, the Company is responsible for the compensation of associated physicians.

     The Company's relationship with its affiliated physicians is set forth in asset purchase and management services agreements. Through the asset purchase agreement, the Company typically acquires for fair value substantially all of the non-medical assets of a physician practice. The management services agreement, typically having a term of 40 years, delineates the responsibilities and obligations of each party. Under the management services agreement, the affiliated physician practice assigns to the Company substantially all of its right and interest in the proceeds of its accounts receivable (or the revenue it receives). The Company retains an amount equal to operating and non-operating expenses of the affiliated physician practice (which are paid directly by the Company), a portion of the Company's non-allocable overhead, and a percentage of the excess of the revenue assigned to the Company over such expenses. The remaining revenues are remitted to the affiliated practice to pay physician compensation and benefits pursuant to employment agreements between the practice and each physician.

     The unaudited pro forma combined financial statements of the Company for the years ended December 31, 1995, 1994, and 1993 and for the nine month periods ended September 30, 1996 and September 30, 1995 have been prepared to reflect a combination of promoter interests, at historical costs, under generally accepted accounting principles. Pro forma combined net revenues include fees earned pursuant to management services agreements along with capitation revenues received directly by the Company from payors.

RESULTS OF OPERATIONS

     The following tables set forth certain unaudited pro forma combined results of operations of the Company for the periods indicated giving effect to the Reorganization as if it had occurred on January 1, 1993. The information set forth below is based upon the historical audited and unaudited financial statements of the Company, the Founding Practice and the ENT Networks and gives effect to the assumptions and adjustments in the accompanying notes thereto. The Founding Practice and the ENT Networks are S corporations, and accordingly, do not pay or provide for income taxes at the entity level. Therefore, the following information is provided on a pre-tax basis. Following the consummation of the Reorganization, the Company estimates that its effective tax rate will be approximately 38% to 40%. See the Unaudited Pro Forma Combined Financial Statements of the Company and the notes thereto. This pro forma information may not be indicative of the results of operations or financial position that would have occurred or existed if the transactions described above had been consummated on the date assumed and do not purport to project the Company's results of operations for any future date or period.

                                                                                NINE MONTH PERIOD
                                              FISCAL YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1995       1994       1993       1996       1995
                                              --------   --------   --------   --------   --------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Capitation and patient service revenues.....  $ 12,167   $ 10,348   $  8,376   $ 10,893   $  9,078
Amounts retained by physician owners........     2,675      2,328      2,270      2,178      2,099
                                              --------   --------   --------   --------   --------
Net revenues................................  $  9,492   $  8,020   $  6,106   $  8,715   $  6,979
Expenses:
  Salaries, wages and benefits..............  $  3,922   $  2,929   $  2,277   $  3,719   $  2,768
  General and administrative................     1,907      1,486      1,435      2,026      1,439
  Bad debt expense..........................       233        110         61        229        178
  Depreciation and amortization.............       281        267        262        269        211
  Provider claims...........................       600      1,170        559        460        556
                                              --------   --------   --------   --------   --------
Total expenses..............................     6,943      5,962      4,594      6,703      5,152
                                              --------   --------   --------   --------   --------
Operating income............................  $  2,549   $  2,058   $  1,512   $  2,012   $  1,827
                                              ========   ========   ========   ========   ========
OPERATING DATA AT END OF PERIOD:
Number of affiliated physicians.............        14          8          8         17         13
Number of allied health care
  professionals.............................        15         12         12         21         15
Number of employees.........................        86         70         60        122         83
Number of clinical locations................        11          8          8         14         11
Number of capitated covered lives...........   308,003    271,695    151,587    353,735    294,990

     The following table sets forth, as a percentage of pro forma combined net revenues, certain pro forma combined statement of operations data for the periods indicated giving effect to the Reorganization as if it had occurred on January 1, 1993:

                                                                                 NINE MONTH
                                                     FISCAL YEAR ENDED          PERIOD ENDED
                                                       DECEMBER 31,             SEPTEMBER 30,
                                                 -------------------------     ---------------
                                                 1995      1994      1993      1996      1995
                                                 -----     -----     -----     -----     -----
    STATEMENT OF OPERATIONS DATA:
    Capitation and patient service revenues....  128.2%    129.0%    137.2%    125.0%    130.1%
    Amounts retained by physician owners.......   28.2%     29.0%     37.2%     25.0%     30.1%
                                                 -----     -----     -----     -----     -----
    Net revenues...............................  100.0%    100.0%    100.0%    100.0%    100.0%
    Expenses:
      Salaries, wages and benefits.............   41.3%     36.5%     37.3%     42.7%     39.7%
      General and administrative...............   20.1%     18.5%     23.5%     23.2%     20.6%
      Bad debt expense.........................    2.5%      1.4%      1.0%      2.6%      2.6%
      Depreciation and amortization............    3.0%      3.3%      4.3%      3.1%      3.0%
      Provider claims..........................    6.3%     14.6%      9.2%      5.3%      8.0%
                                                 -----     -----     -----     -----     -----
    Total expenses.............................   73.2%     74.3%     75.3%     76.9%     73.9%
                                                 -----     -----     -----     -----     -----
    Operating income...........................   26.8%     25.7%     24.7%     23.1%     26.1%
                                                 =====     =====     =====     =====     =====

PRO FORMA COMBINED RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1996 as Compared to Nine Months Ended September 30, 1995

     Capitation and patient service revenues increased by $1,815,000 or 20.0% to $10,893,000 for the nine month period ended September 30, 1996 from $9,078,000 for the nine month period ended September 30, 1995. Of this increase, $1,573,000, or approximately 86.7%, was attributable to an increase in fee-for-service revenues realized by the Company associated with the opening of three additional clinic office locations and the addition of four affiliated physicians. The remainder, $242,000, or approximately 13.3%, was attributable to increased revenues received from HMO payors under capitated arrangements.

     The number of lives covered under capitated plans increased by 19.9% to 353,735 at September 30, 1996 from 294,990 at September 30, 1995.

     Amounts retained by physician owners of $2,178,000 and $2,099,000 for the nine month period ended September 30, 1996 and 1995, respectively, includes all compensation and benefits paid or payable to physician owners during the period. The physician owners determined such payments based on cash earnings available for distribution, including cash to be realized from the collection of accounts receivable.

     Salaries, wages and benefits increased by $951,000 or 34.4% to $3,719,000 for the nine month period ended September 30, 1996 from $2,768,000 for the nine month period ended September 30, 1995. This increase resulted primarily from the addition of 39 full-time employees during the nine month period ended September 30, 1996 in conjunction with the opening of three additional clinic office locations.

     General and administrative expenses increased by $587,000 or 40.8% to $2,026,000 for the nine month period ended September 30, 1996 from $1,439,000 for the nine month period ended September 30, 1995 . The increase related to the opening of additional clinic office locations and the expansion of administrative infrastructure required to support anticipated practice growth. The Company typically incurs expenses related to the opening of new facilities prior to generating revenues.

     Bad debt expense increased by $51,000 or 28.7% to $229,000 for the nine month period ended September 30, 1996 from $178,000 for the nine month period ended September 30, 1995. This increase was attributable largely to uncollectible patient self-pay and per visit co-payment amounts.

     Provider claim expense decreased by $96,000 or 17.3% to $460,000 for the nine month period ended September 30, 1996 from $556,000 for the nine month period ended September 30, 1995 due to the increase in the number of affiliated physicians staffing the capitated contracts held by the ENT Networks (which reduced the frequency by which claims were paid to unaffiliated physician providers).

  Year Ended December 31, 1995 as Compared to Year Ended December 31, 1994

     Capitation and patient service revenues increased by $1,819,000 or 17.6% to $12,167,000 for the year ended December 31, 1995 from $10,348,000 for the year ended December 31, 1994. Of this increase, $1,161,000, or approximately 63.8%, was attributable to an increase in fee-for-service revenues realized by the Company in connection with the opening of three additional clinic office locations and the addition of six affiliated physicians. The remainder, $658,000, or approximately 36.2%, was attributable to increased revenues received from HMO payors under capitated arrangements.

     The number of lives covered under capitated plans increased by 13.4% to 308,003 at December 31, 1995 from 271,695 at December 31, 1994.

     Amounts retained by physician owners of $2,675,000 and $2,328,000 for the year ended December 31, 1995 and 1994, respectively, includes all compensation and benefits paid or payable to physician owners during the period. The physician owners determined such payments based on cash earnings available for distribution, including cash realized from the collection of accounts receivable.

     Salaries, wages and benefits increased by $993,000 or 33.9% to $3,922,000 for the year ended December 31, 1995 from $2,929,000 for the year ended December 31, 1994. This increase resulted primarily from the addition of six employee physicians and 10 support staff in 1995 in conjunction with the opening of three additional clinic office locations.

     General and administrative expenses increased by $421,000 or 28.3% to $1,907,000 for the year ended December 31, 1995 from $1,486,000 for the year ended December 31, 1994 . The increase related to the opening of three clinic office locations and the expansion of administrative infrastructure required to support anticipated practice growth.

     Bad debt expense increased by $123,000 or 112.0% to $233,000 for the year ended December 31, 1995 from $110,000 for the year ended December 31, 1994. This increase was attributable largely to uncollectible patient self-pay and per visit co-payment amounts.

     Depreciation and amortization expense increased by $14,000 or 5.2% to $281,000 for the year ended December 31, 1995 from $267,000 for the year ended December 31, 1994, reflecting no material changes in the composition of the Company's fixed assets or depreciation methods.

     Provider claim expense decreased by $570,000 or 48.7% to $600,000 for the year ended December 31, 1995 from $1,170,000 for the year ended December 31, 1994 due to the addition of six affiliated physicians staffing the capitated contracts held by the ENT Networks in 1995 (which reduced the frequency by which claims were paid to unaffiliated physician providers).

  Year Ended December 31, 1994 as Compared to Year Ended December 31, 1993

     Capitation and patient service revenues increased by $1,972,000 or 23.5% to $10,348,000 for the year ended December 31, 1994 from $8,376,000 for the year ended December 31, 1993. Of this increase, $1,196,000, or approximately 60.6%, was attributable to increased revenues received from HMO payors under capitated arrangements. The remainder, $776,000, or approximately 39.4%, was attributable to an increase in fee-for-service revenues.

     The number of lives covered under capitated plans increased by 79.2% to 271,695 at December 31, 1994 from 151,587 at December 31, 1993.

     Amounts retained by physician owners of $2,328,000 and $2,270,000 for the years ended December 31, 1994 and 1993, respectively, includes all compensation and benefits paid or payable to physician owners during the period. The physician owners determined such payments based on cash earnings available for distribution, including cash realized from the collection of accounts receivable.

     Salaries, wages and benefits increased by $652,000 or 28.6% to $2,929,000 for the year ended December 31, 1994 from $2,277,000 for the year ended December 31, 1993. This increase resulted primarily from the addition in 1994 of 10 non-physician clinical employees and support staff.

     General and administrative expenses increased by $51,000 or 0.1% to $1,486,000 for the year ended December 31, 1994 from $1,435,000 for the year ended December 31, 1993.

     Bad debt expense increased by $49,000 or 80.3% to $110,000 for the year ended December 31, 1994 from $61,000 for the year ended December 31, 1993. This increase was attributable largely to uncollectible patient self-pay and per visit co-payment amounts.

     Depreciation and amortization expense increased by $5,000 or 1.9% to $267,000 for the year ended December 31, 1994 from $262,000 for the year ended December 31, 1993, reflecting that there were no material changes in the composition of the Company's fixed assets or depreciation methods.

     Provider claim expense increased by $611,000 or 109.3% to $1,170,000 for the year ended December 31, 1994 from $559,000 for the year ended December 31, 1993 due to a 79.2% increase in the number of capitated lives covered by the ENT Networks.

HISTORICAL RESULTS OF OPERATIONS

  Physicians' Specialty Corp.

     Physicians' Specialty Corp. was incorporated in July 1996 and has conducted only limited activities to date, primarily consisting of acquiring computer hardware of the ENT Networks and negotiating the agreements relating to the Reorganization, and will not conduct significant operations until the closing of the Reorganization and the Offering. The Company has incurred and will continue to incur various legal, accounting, and auditing costs in connection with the Reorganization and the Offering, $485,000 of which have been funded by loans and the remainder of which are expected to be paid with the proceeds of the Offering. The loans were provided by the Founding Practice, officers of the Company and affiliates of former directors of the Company, a portion of which will be repaid from the proceeds of the Offering. See "Use of Proceeds".

  The ENT Networks and The Founding Practice

     The ENT Networks were formed exclusively to hold and administer capitated ENT managed care contracts with three HMO payors covering managed care enrollees in the metropolitan Atlanta marketplace. The ENT Networks have incurred general and administrative expenses of approximately $148,000, $124,000 and $75,000 for the years ended December 31, 1995, 1994 and 1993, respectively, related to the payment of medical director fees in connection with the administration and management of managed care contracts, a majority of which fees will terminate upon consummation of the Reorganization. The only other material operating expense incurred by the ENT Networks was payment of provider claims to compensate associated physicians. Accordingly, with the exception of references to capitation revenues and these expenses, the discussion and analysis of the pro forma combined results of operations set forth above relates solely to the Founding Practice.

LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth a summary of the significant components of historical cash flows for the Founding Practice and the ENT Networks for the periods indicated:

                                                          FISCAL YEAR ENDED        NINE MONTH
                                                            DECEMBER 31,          PERIOD ENDED
                                                      -------------------------   SEPTEMBER 30,
                                                       1995     1994      1993        1996
                                                      ------   -------   ------   -------------
                                                               (AMOUNTS IN THOUSANDS)
    Cash Flows From Operating Activities
      The Founding Practice.........................  $  455   $   378   $  410      $   609
      The ENT Networks..............................     960     1,190      464          731
                                                      ------    ------   ------       ------
                                                      $1,415   $ 1,568   $  874      $ 1,340
                                                      ------    ------   ------       ------
    Cash Flows From Investing Activities
      The Founding Practice.........................  $ (541)  $  (162)  $ (322)     $  (780)
      The ENT Networks..............................      (6)      (11)      (2)          (6)
                                                      ------    ------   ------       ------
                                                      $ (547)  $  (173)  $ (324)     $  (786)
                                                      ------    ------   ------       ------
    Cash Flows From Financing Activities
      The Founding Practice.........................  $  464   $  (242)  $  (52)     $   224
      The ENT Networks..............................    (943)   (1,000)    (485)        (255)
                                                      ------    ------   ------       ------
                                                      $ (479)  $(1,242)  $ (537)     $   (31)
                                                      ------    ------   ------       ------

     During the nine month period ended September 30, 1996, net cash provided by operating activities of the Founding Practice and the ENT Networks was $609,000 and $731,000, respectively. Cash utilized for investing activities in the nine month period ended September 30, 1996 by the Founding Practice and the ENT Networks was $780,000 and $6,000, respectively, in each case, consisting entirely of capital expenditures. Borrowings, net of repayments, in the nine month period ended September 30, 1996 by the Founding Practice was $224,000. Cash distributions in the nine month period ended September 30, 1996 by the ENT Networks to the owner was $255,000.

     During 1995, net cash provided by operating activities of the Founding Practice and the ENT Networks was $517,000 and $960,000, respectively. Cash utilized for investing activities in 1995 by the Founding Practice and the ENT Networks was $541,000 and $6,000, respectively, in each case, consisting entirely of capital expenditures. Borrowings, net of repayments, in 1995 by the Founding Practice was $464,000. Cash distributions by the ENT Networks to the owner in 1995 was $943,000.

     During 1994, net cash provided by operating activities of the Founding Practice and the ENT Networks was $378,000 and $1,190,000, respectively. Cash utilized for investing activities in 1994 by the Founding Practice and the ENT Networks was $162,000 and $11,000, respectively, in each case, consisting entirely of capital expenditures. Net repayments of borrowings in 1994 by the Founding Practice was $242,000. Cash distributions by the ENT Networks to the owner in 1994 was $1,000,000.

     During 1993, net cash provided by operating activities of the Founding Practice and the ENT Networks was $411,000 and $464,000, respectively. Cash utilized for investing activities in 1993 by the Founding Practice and the ENT Networks was $322,000 and $2,000, respectively, in each case, consisting entirely of capital expenditures. Net repayments of borrowings in 1993 by the Founding Practice was $52,000. Cash distributions by the ENT Networks to the owner in 1993 was $485,000.

     Upon consummation of the Reorganization, the operating cash flows generated by the Founding Practice will no longer be suppressed by the payment of bonus compensation to physician owners in amounts sufficient to eliminate operating income as has historically been the practice of the Founding Practice. In addition, the payment of S corporation distributions to the stockholder of the ENT Networks will cease upon consummation of the Reorganization.

     The Company has received a proposal from a bank to provide a credit facility of $20,000,000 (the "Proposed Credit Facility") primarily to provide financing for the acquisition of assets of physician practices. The Proposed Credit Facility would be secured by the assignment of the Company's stock in all its subsidiaries, would be guaranteed by all subsidiaries (including future subsidiaries) and would restrict the Company from pledging its assets to any other party. Advances for working capital would be governed by a borrowing base related primarily to the Company's EBITDA. Based on the borrowing base at September 30, 1996 after giving effect to the Offering and the Reorganization, the maximum availability under the Proposed Credit Facility would be $7,900,000. Advances would bear interest at the Company's option of either a prime-based rate or a LIBOR-based rate and interest-only payments would be required for the first two years from the date of the closing of the Proposed Credit Facility, with maturity in five years from the advance date.

     The Proposed Credit Facility would contain affirmative and negative covenants which would, among other things, require the Company to maintain certain financial ratios (including maximum indebtedness to pro forma EBITDA ratio, maximum indebtedness to capital ratio, minimum net worth, minimum current ratio, and minimum fixed charges coverage), limit the amounts of additional indebtedness, dividends, advances to officers, shareholders and physicians, investments and advances to subsidiaries and restrict changes in management and the Company's business.

     The Company intends to acquire the assets of additional ENT and complementary specialty practices and to fund this growth in part with the net proceeds of this Offering and borrowings under the Proposed Credit Facility, if obtained, as well as through equity issuances. The Company is currently evaluating and is in various stages of discussions in connection with the potential acquisition of assets or equity of an aggregate of 13 ENT and complementary group practices with an aggregate of approximately 30 physicians in Georgia, Alabama, New Jersey and Virginia. In addition, the Company has reached an agreement in principle for the Additional Acquisition, the completion of which is conditioned upon the execution of a definitive purchase agreement. The Additional Acquisition is expected to close following the closing of the Offering and is not expected to be material to the Company's operations. In consideration for the assets of this practice, the two physicians will receive shares of Common Stock. In addition, concurrently with the closing of such acquisition, the two physicians are expected to enter into employment agreements with the Founding Practice and the practice will become a party to the management services agreement between the Company and the Founding Practice. The Company has no other agreements or arrangements with respect to the terms of any other material acquisitions (other than the agreements with the Founding Practice and the ENT Networks) and, accordingly, there can be no assurance that any of the acquisitions under evaluation will be completed, as to the terms of any such acquisition or as to the Company's ability to complete future acquisitions. See "Risk Factors -- Risks Related to Acquisitions and Managing Growth; Need for Additional Funds" and "Business -- Potential Practice Acquisitions."

     The Company believes that the net proceeds of the Offering, together with cash flow expected to be generated from operations, will be sufficient to fund the Company's anticipated acquisition, expansion and working capital needs for approximately the next 12 months (24 months if the Proposed Credit Facility is obtained). There can be no assurance that borrowings under the Proposed Credit Facility will be available or that alternative financing will be available for future acquisitions or expansion of the Company's business.

     Upon completion of the Offering, the Company will be a party to employment agreements with three executive officers providing for aggregate annual salaries of $560,000, plus bonuses.

SEASONALITY

     The Company's business is subject to seasonal patient visits and fee-for-service revenues are typically lower during the third quarter of the Company's fiscal year. This lower level of patient visits is attributable to physician vacations, patients returning to school and seasonal illness patterns. Capitated revenues, however, are not susceptible to seasonal influences. Quarterly results also may be materially affected by the timing of acquisitions and the timing and magnitude of costs related to acquisitions. Results for any quarter, therefore, may not necessarily be indicative of the results that the Company may achieve for any subsequent fiscal quarter or for a full fiscal year.

                                    BUSINESS

GENERAL

     The Company was recently organized to provide physician practice management services to medical groups specializing in ENT disorders and diseases. Concurrently with the closing of this Offering, the Company will acquire substantially all of the assets of the Founding Practice, the largest ENT group practice in the State of Georgia, and the common stock of the ENT Networks which hold, manage and administer capitated ENT managed care contracts covering an aggregate of approximately 354,000 enrollees. According to the Academy, there were approximately 8,400 ENT specialists in the United States as of December 31, 1995 and the Company estimates that approximately 70% of all ENT practices consist of individual practitioners or small (less than four physician) group practices. The Company is not aware of any other physician practice management company focusing solely or substantially on managing ENT practices.

     Increasing concern over the rising cost of health care in the United States has led to the emergence and increasing prominence of managed care. Because fee-for-service arrangements for compensating health care providers fail to create incentives for the efficient utilization of resources and are generally believed to contribute to health care cost increases, payors are selecting alternative reimbursement methods, such as capitated arrangements, which shift the financial risk of delivering health care from payors to providers. Under capitated arrangements, the health care provider is typically paid by HMOs or other third-party payors a fixed amount per enrollee per month. In return, the health care provider is responsible for providing substantially all medical services, as set forth in the agreement with the third-party payor, required by the payor's enrollees.

     While the acceptance of greater responsibility and risk under capitated arrangements provides physicians with the opportunity to retain and enhance market share and operate at a more predictable level of profitability, the acceptance of capitation carries with it significant requirements for infrastructure, information systems, capital, network resources and management. Individual physicians and small group practices tend to have limited administrative capacity, limited capital to invest in new clinical equipment and technologies and typically lack the information systems necessary to negotiate and manage sophisticated risk-sharing contracts with payors. As a result, individual physicians and small group practices are increasingly affiliating with larger group practices and physician practice management companies, such as the Company, which offer physicians clinical information and financial and administrative management, as well as network development and payor contracting services.

     The Company's revenues to date have been derived from the provision, through physicians at the Founding Practice, of fee-for-service medical services and from contracts with HMOs and other managed care organizations, which compensate the Company and physicians associated with the Company on a capitated basis. The Founding Practice, which includes 16 physicians, one dentist and 23 allied health care professionals operating 14 clinical locations in the greater Atlanta area, has provided ENT medical and surgical services under capitated managed care contracts since 1982. At September 30, 1996, the Founding Practice served as the primary provider panel for the ENT Networks, providing capitated ENT medical and surgical services required by an aggregate of approximately 354,000 enrollees of HMOs sponsored by United HealthCare, Aetna and Cigna. The Founding Practice, in conjunction with an independent software vendor, has developed the Capitated Network System which the Company believes will enable more effective analysis of clinical and cost data as well as management of the costs and opportunities associated with capitated managed care arrangements, while enabling physicians to deliver high quality medical care.

     The Company believes that as a result of the experience of the Company and the physicians at the Founding Practice in (i) providing ENT medical and surgical services, (ii) negotiating, managing and administering capitated managed care contracts and (iii) developing and utilizing sophisticated information systems, including the Capitated Network System, the Company is well-positioned to acquire and manage additional ENT practices, to negotiate capitated managed care contracts and to capture a growing market share of capitated arrangements. The Company is currently evaluating and is in various stages of discussions in connection with the potential acquisition of the assets or equity of an aggregate of 13 ENT and complementary group practices with an aggregate of approximately 30 physicians in Georgia, Alabama, New Jersey and Virginia. In addition, the Company has reached an agreement in principle for the acquisition of a two physician ENT practice operating three clinical offices in the metropolitan Atlanta area. There can be no assurance, however, that any or all of these potential aquisitions will be completed.

HEALTH CARE INDUSTRY OVERVIEW

  General

     Health care is one of the largest industries in the United States, representing total expenditures exceeding $900 billion in 1994, with approximately $180 billion directly attributable to physician services, according to the Federal Health Care Financing Administration. Health care in the United States historically has been delivered by a fragmented system of health care providers, including hospitals, individual physicians and small groups of specialist and primary care physicians. A 1996 American Medical Association study estimates that there are over 110,000 physicians practicing in 4,300 multi-specialty group practices of three or more physicians and over 86,000 physicians practicing in 13,600 single specialty group practices in the United States.

     The Company believes that significant opportunities exist to assist ENT specialty physicians and specialists practicing in complementary fields, such as audiology, sleep medicine, allergy, plastic surgery and oral surgery, in managing and administering group practices and networks. More importantly, since clinical decisions made by physicians impact overall health care expenditures, the Company believes that opportunities exist to reduce practice costs by assisting physicians in managing the clinical aspects of ENT and related group practices and networks. The Company believes its physician practice and network management services and clinical information systems will enable ENT and related physicians to control more effectively both the quality and cost of health care and provide them with the resources necessary to function effectively in a managed care environment.

  Trends in the Health Care Industry

     Increasing concern over the rising cost of health care in the United States has led to the emergence and increasing prominence of managed care. Because fee-for-service arrangements for compensating health care providers fail to create incentives for the efficient utilization of resources and are therefore generally believed to contribute to health care cost increases at rates significantly higher than inflation, payors are rapidly moving to replace fee-for-service reimbursement with alternative reimbursement methods, including capitated and other fixed-fee arrangements. The growth in enrollment in programs provided by payors using these new reimbursement methods is shifting the financial risk of delivering health care from payors to providers.

     Health care cost containment pressures have increased physician management responsibilities while lowering reimbursement rates to physicians. While the acceptance of greater responsibility and risk under capitated arrangements provides physicians with the opportunity to retain and enhance market share and operate at a more predictable level of profitability, the acceptance of capitation also carries with it significant requirements for infrastructure, information systems, capital, network resources and financial and medical management. Because most physicians practice individually or in two-person groups, their negotiating leverage with payors and access to economies of scale are limited. Individual physicians and small group practices also tend to have limited administrative capacity, limited ties to other health care providers (restricting their ability to coordinate care across a variety of specialties), limited capital to invest in new clinical equipment and technologies and limited purchasing power with vendors of medical supplies. In addition, individual physicians and small group practices typically lack the information systems necessary to manage sophisticated risk-sharing contracts with payors and to efficiently implement disease management programs.

     In response to the foregoing factors, individual physicians and small group practices are increasingly affiliating with larger group practices and physician practice management companies. Physician practice management companies offer physicians access to information and management systems, leverage with vendors and payors and capital resources. In addition, many payors and their intermediaries, including governmental entities and HMOs, are increasingly looking to outside providers of physician services to develop and maintain quality outcomes, management programs and patient care data. Such payors and intermediaries seek to share the risk of providing health care services through capitation arrangements which provide for fixed payments for patient care over a specified period of time.

STRATEGY

     The Company's strategy is to consolidate and manage ENT and related specialty physician practices and provider networks which provide high quality, cost-effective medical and surgical services in select geographic markets. The key elements of this strategy are to:

          Acquire and Affiliate with ENT and Complementary Physician
     Practices. The Company intends to develop significant market presence by acquiring assets or equity of practices of, or contracting with, established specialty physicians with established reputations in select markets for providing quality medical care in ENT and complementary fields, such as audiology, sleep medicine, allergy, plastic surgery and oral surgery. The Company believes this will increase its market share in target regions while ensuring appropriate quality treatment and maintaining patient satisfaction. As the Company acquires the practices of, and affiliates with, additional ENT and related specialists, the Company will be able to provide a wide range of support and ancillary services frequently unavailable to independent specialty practitioners.

          Develop Provider Networks. The Company intends to integrate its associated physicians into multi-site ENT and related specialty provider networks. In addition to physicians employed by practices whose assets are acquired by the Company, the Company intends to enter into network administration agreements with independent ENT and other specialty physicians providing for their inclusion in managed care provider panels in targeted geographic markets. By employing sophisticated demographic, utilization and economic analysis tools, the Company believes it can effectively develop specialty provider networks responsive to the demands and desires of managed care payors seeking capitated provider relationships. In addition, the Company believes that the managed care arrangements in place at the Founding Practice or at future practices managed by the Company will be attractive to newly-affiliating physicians joining the Company's affiliated provider panels.

          Shift to Capitated Payment Arrangements. The Company believes that in the future, the primary opportunity for profitability on a sustained basis in the management of ENT specialty practices lies in capitated payor arrangements which address the administrative demands of managed care. The Company believes that the current ENT market presence of the Founding Practice and the ENT Networks, as well as their experience in capitated managed care arrangements and the development of the Capitated Network System, will enhance the Company's ability to market the services of the Founding Practice, as well as future practices affiliating with the Company, and negotiate favorable risk sharing arrangements with additional managed care payors. In addition, the Company intends to expand and diversify its network provider panels by affiliating with additional ENT physicians and specialists practicing in complementary fields, thereby enhancing the marketability of the Company's network provider panels to managed care payors.

          Implement and Expand Information Systems. The Company believes that access to clinical patient data is critical to cost containment and quality outcomes, which are fundamental to negotiating appropriate capitation contracts. The Company intends to use the management information systems developed and maintained by the Founding Practice and intends to expand these systems so as to effectively manage capitated contracts for additional ENT physicians and physicians practicing in fields complementary to ENT. These systems collect and analyze clinical and administrative data, facilitating automation of many routine clinical functions, and provide access to the clinical and financial data necessary to perform outcome studies, cost analyses, utilization management and utilization reviews. The Company believes that the Capitated Network System will enable it to effectively manage the utilization of medical services provided to managed care enrollees.

OTOLARYNGOLOGY

     Otolaryngology, the management of diseases of the ear, nose, nasal passages, sinuses, larynx, mouth and throat, as well as structures of the neck and face, is the oldest medical specialty in the United States. An otolaryngologist, a physician trained in the medical and surgical fields of ear, nose and throat disorders, is commonly referred to as an Ear, Nose and Throat
(ENT) Specialist. According to the Academy, more than 50% of all U.S. physician office visits are directly related to ENT problems frequently treated by primary care physicians, pediatricians, allergists and otolaryngologists. Based upon a 1994 American Group Practice Association study, the Company estimates that 1994 revenues generated by ENTs in the United States exceeded $6 billion. ENT services in the United States are delivered largely through individual and small single specialty group practices and multi-specialty clinics. In the early 1900s, ENT and eye care specialists generally practiced jointly in group practices. While a select number of large, combined eye, ear, nose and throat practices exist, most ENT and eye care professionals migrated toward single specialty group practices as specialization occurred. The Academy reports that there were approximately 8,400 ENT specialists in the United States as of December 31, 1995 and, based upon membership in the Academy, the Company estimates that approximately 70% of all ENT practices consist of individual practitioners or small (less than four physician) group practices.

     Otolaryngology subspecialties include the following:

          Pediatric Otolaryngology which includes the medical and surgical treatment of diseases of the ear, nose and throat in children.

          Head and Neck Surgery which includes the surgical and medical treatment of cancerous and noncancerous tumors in the head and neck, including thyroid and parathyroid surgery.

          Rhinology which includes the medical and surgical treatment of disorders of the nose and sinuses.

          Allergy which includes the medical treatment of inhalant allergies affecting the upper respiratory system.

          Facial Plastics and Reconstructive Surgery which includes the treatment of cosmetic, functional and reconstructive abnormalities of the face and neck.

          Otology/Neurotology which includes the medical and surgical treatment of diseases of the ear, including traumatic and cancerous disorders of the external, middle and inner ear, as well as the nerve pathways which affect hearing and balance.

          Laryngology which includes medical and surgical treatment of disorders of the throat, including the voice.

THE FOUNDING PRACTICE AND THE ENT NETWORKS

     The Founding Practice is the largest otolaryngology group practice in the State of Georgia. Founded in 1979, the practice has grown to include 16 physicians, one dentist, 15 audiologists, seven physician assistants and one clinical esthetician. The practice offers a wide range of ENT subspecialty services, including pediatric otolaryngology, head and neck surgery, rhinology, facial plastics, otology and neurotology and laryngology. Additionally, the practice provides audiology services, hearing aid sales, TMJ diagnostics and laser snoring and sleep apnea surgical services. Serving infants, children and adults, the practice has 14 clinical locations and its affiliated physicians maintain privileges at 18 hospitals and two ambulatory surgical centers throughout metropolitan Atlanta. Ramie A. Tritt, M.D., Chairman of the Board and President and a principal stockholder of the Company, is the President and a principal stockholder of the Founding Practice. See "Certain Transactions."

     The Founding Practice began providing ENT medical and surgical services under a capitated managed care contract in 1982 covering approximately 50,000 enrollees. At September 30, 1996, the Founding Practice served as the primary ENT provider panel for three capitated managed care contracts covering an aggregate of approximately 354,000 enrollees. Each managed care contract is administered by separate corporations owned by Dr. Tritt and formed solely for the purpose of holding, managing and administering such contract, which corporations together comprise the ENT Networks. The ENT Networks, through affiliated physicians at the Founding Practice and 20 independent physicians, provide all of the ENT medical and surgical services required by enrollees of HMOs sponsored by United HealthCare, Cigna and Aetna in the greater Atlanta market, through capitated arrangements. The three capitated managed care contracts administered by the ENT Networks covered the following respective number of enrollees, or covered lives, at September 30, 1996:

                                                                       CAPITATED COVERED LIVES
                                                                       -----------------------
    United HealthCare of Georgia.....................................          149,050
    Cigna Health Care of Georgia.....................................          163,758
    Aetna Health Plans of Georgia....................................           40,927
                                                                               -------
                                                                               353,735
                                                                               =======

     The following chart illustrates the increase from December 31, 1991, to December 31 of each year from 1992 through 1995 and at September 30, 1996 in the number of enrollees covered under capitated managed care contracts pursuant to which the Founding Practice provided ENT medical and surgical services:

                                   BAR GRAPH

     For the years ended December 31, 1993, 1994 and 1995 and the nine month period ended September 30, 1996, approximately 16%, 16%, 22% and 20%, respectively, of the net revenues of the Founding Practice were attributable to ENT services rendered pursuant to the managed care contracts of the ENT Networks.

     In conjunction with the recent acquisition of U.S. HealthCare by Aetna Inc., representatives of Aetna Inc. have indicated a desire to convert the Aetna capitated ENT managed care contract to an expanded panel (non-capitated) modified shared risk arrangement which may be expanded to include the facility component (inpatient and ambulatory surgery center services) as well as the professional component (physician services) of ENT care. There can be no assurance that such contract will remain exclusive or that such modification will not occur and if such contract is modified, the potential economic impact of such modification to the Company, if any, cannot be predicted. See "Risk Factors -- Dependence on Contracts with Managed Care Organizations."

     Affiliated physicians at the founding practice and independent physicians provide ENT medical and surgical services to enrollees under the capitated managed care contracts held by the ENT Networks pursuant to a participation agreement with each of the ENT Networks. Pursuant to the participation agreements, the physicians must follow established administrative procedures, such as referring enrollees to participating providers and obtaining prior authorization for certain medical procedures, and must participate in utilization management and quality management programs. Each of the ENT Networks compensate the physicians providing ENT medical and surgical services to enrollees under their capitated managed care contract. Under the participation agreements, the physicians are required to procure and maintain medical malpractice and general liability insurance. The participation agreements may be terminated (i) by the respective ENT Network without cause upon 60 days notice or with cause upon 30 days notice and (ii) by a physician, with or without cause, upon 60 days notice. In addition, the participation agreements automatically terminate upon the termination of the relevant capitated managed care contract.

     Based on its experience in providing ENT services on a capitated basis, the Founding Practice, in conjunction with an independent software vendor, developed the Capitated Network System, a comprehensive capitated administration and utilization management system which the Company believes will enable it to effectively analyze clinical and cost data necessary to manage capitated arrangements and assist associated physicians in improving quality outcomes. See "-- Information Systems."

POTENTIAL PRACTICE ACQUISITIONS

     The Company is evaluating and is in various stages of discussion in connection with the potential acquisition of assets or equity of 13 ENT and complementary group practices, certain of which, if consummated could have a material impact on the Company's results of operations. The 13 practices under evaluation are located in the States of Georgia, Alabama, New Jersey and Virginia have the following characteristics:

                                  AGGREGATE
                                  NUMBER OF
   STATE     SPECIALTY PRACTICES  PHYSICIANS
-----------  -------------------  ----------
Georgia       ENT/Sleep Medicine       8
Alabama                      ENT       9
New Jersey                   ENT       8
Virginia             ENT/Allergy       5

     In addition, the Company has reached an agreement in principle for the acquisition of the assets of a two physician ENT practice operating three clinical sites in the metropolitan Atlanta area which is conditioned on the execution of a definitive purchase agreement and, if completed, is expected to close following the Offering and is not expected to be material to the Company's operations. In consideration for the assets of this practice, the two physicians will receive shares of Common Stock and will receive "piggyback" registration rights with respect to these shares of Common Stock. Concurrently with the closing of this acquisition, the two physicians are expected to enter into employment agreements with the Founding Practice and the practice will become a party to the management services agreement between the Company and the Founding Practice.

     The Company has no other agreements or arrangements with respect to the terms of any other material acquisitions (other than the agreements with the Founding Practice and the ENT Networks) and, accordingly, there can be no assurance that any of the acquisitions under evaluation will be completed, as to the terms of any such acquisition or as to the Company's ability to integrate any additional acquisitions into its business. See "Risk Factors -- Risks Related to Acquisitions and Managing Growth; Need for Additional Funds."

MANAGED CARE CONTRACTS

     The ENT Networks entered into capitated managed care contracts with United HealthCare, Cigna and Aetna in 1991, 1992 and 1994, respectively. The current contract with United HealthCare is a renewal of an earlier contract and expires in May 1998. The current contracts with Cigna and Aetna are the original contracts and provide for automatic annual renewals. Pursuant to its capitated managed care agreements, the ENT Networks are paid a fixed amount per enrollee per month by the respective payors in exchange for agreeing to provide ENT medical services required by enrollees. The contracts with Cigna and Aetna provide for an annual renegotiation of the capitation rates and the contract with United HealthCare provides for an annual increase in such rates based on the percentage change of a consumer index identified in the contract. In addition, under the Cigna and Aetna managed care contracts the ENT Networks are reimbursed for providing certain non-capitated services.

     Under the managed care agreements, the ENT Networks and the participating affiliated physicians and independent physicians are obligated, except under certain circumstances, to refer enrollees to physicians and hospitals that have a contractual arrangement with the payor under each contract. In addition, the ENT Networks, the participating Founding Practice physicians and the independent physicians are required to participate in quality management and utilization management programs established by each payor. Quality management is the process established by the payor to improve the quality of covered services and utilization management is the process established to review whether certain health care services provided to enrollees are in accordance with the requirements established by each payor.

     The managed care contracts may be terminated by either party (i) for cause, including a material breach of the contract, generally upon 30 to 60 days notice by the terminating party or (ii) without cause generally upon 90 to 120 days notice by the terminating party.

NETWORK DEVELOPMENT AND MANAGEMENT

     In addition to expanding through ENT and complementary specialty practice asset acquisitions, the Company intends to develop ENT specialty provider networks designed to enter into or provide greater access to capitated managed care contracts with payors. These networks are expected to be comprised of ENT specialty physicians and specialists practicing in complementary fields, such as audiology, sleep medicine, allergy, plastic surgery and oral surgery, as well as other health care providers. The networks are expected to include practices managed by the Company and, eventually, independent physicians and other health care providers engaged in ENT and related specialties and contracting with the Company under network administration agreements. These agreements are generally expected to provide for management of the provider panel, negotiation of managed care agreements and performance of utilization management functions. The Company anticipates working with specialty group practices in developing capitated contract proposals, evaluating and assembling provider panels, negotiating contract rate schedules and exclusions, managing utilization, and developing provider compensation methodologies.

     While the Company anticipates deriving revenue from its network development and management activities, the Company believes the principal benefits from including affiliated as well as independent physicians in its networks will be the expansion and diversification of provider panels available to HMO enrollees, as increasingly required by HMOs, and the ability of the Company to more effectively evaluate a specialty practice prior to committing to an acquisition of the assets of such practice.

INFORMATION SYSTEMS

     The Company will support the free-standing practice management systems utilized by the Founding Practice to facilitate patient scheduling, billing and collection, accounts receivable, management, provider productivity analysis and select cash disbursement functions. Rather than superseding systems utilized by future affiliated practices, the Company intends to develop software to bridge (or interface) an affiliated practice's systems with the Company's system in order to streamline consolidated financial reporting, accounts receivable management and productivity analysis functions. Additionally, the Company anticipates providing and is evaluating the individual patient electronic medical record system utilized by the Founding Practice for possible implementation at future affiliated physician practices. The Company believes that the use of this system may enhance operating efficiency through automation of many routine functions, as well as the capacity to link "procedure specific" treatment protocols, thereby enhancing the physician's ability to provide cost-effective patient care.

     The Company believes that effective and efficient access to key clinical patient data is critical in controlling costs and improving quality outcomes as the Company and the ENT Networks renew and enter into additional capitated managed care contracts. The Company currently utilizes the Capitated Network System, developed and enhanced by the Founding Practice in collaboration with an unaffiliated software vendor. The Company is currently negotiating a license to any rights held by the vendor. The Capitated Network System integrates the following five functions:

     - Tracking referrals from primary care physicians
     - Issuing and managing authorization for surgeries and tracking diagnoses, procedures and admissions
     - Processing claims for physician payment
     - Providing extensive customized management reports (including diagnosis and procedure utilization data)
     - Maintaining support files

     The emergence of managed care has increased the need for specific and extensive information collection, analysis and management so that providers can better demonstrate outcomes and quantify the revenues and expenses associated with managed care contracts. The Company believes that the Capitated Network System will allow physicians, at the point of care and on a real-time basis, to
(i) access patient-specific medical and payor information, (ii) provide extensive customized management reports and utilization reviews, (iii) issue and manage authorization for surgeries and (iv) track diagnoses, procedures and admissions. As a result, the Company believes that the Capitated Network System will provide the Company with a competitive advantage in procuring and administering specialty capitated managed care contracts.

COMPANY OPERATIONS

     The Company intends to provide management and administrative services to associated physicians, including access to integrated management information systems, lower cost professional liability insurance, employee benefit programs, and capital equipment, as well as access to marketing resources and the Capitated Network System. The Company believes its services can provide physicians relief from administrative burdens, access to economies of scale, and access to capital, while allowing them to focus on providing high quality and cost-effective medical care. The Company further believes that it can enhance growth in ENT and related specialty practices affiliating with the Company by expanding managed care arrangements, assisting in the recruiting of new physicians and expanding and adding services that have historically been performed outside of such practices.

  Affiliated Physicians

     The relationship between the Company and its affiliated physicians will be set forth in asset or stock acquisition agreements, management services agreements and employment agreements. Through an asset or stock acquisition agreement, the Company will, depending on regulatory and other factors, either
(i) acquire substantially all of the assets utilized in the practice and assume certain liabilities, leases and other contracts of such practice or (ii) acquire the equity of the practice. The management services agreements generally will have an initial term of 40 years, and will provide for the Company to manage the affiliated practice while enabling the affiliated physicians to retain their autonomy through their professional corporations, thereby maintaining governance of physician-specific clinical issues. Typically, the physicians in a practice group to be acquired by the Company will sign employment agreements with the acquired medical group providing for an initial term of five years and containing noncompetition covenants.

  Acquisition Agreements

     Pursuant to an acquisition agreement, including the acquisition agreement entered into between the Company and the Founding Practice, the Company, generally through PSC Management, will either (i) acquire substantially all of the assets utilized in a practice (other than certain excluded assets such as employment agreements and patient charts, records and files) and assume certain liabilities, leases and other contracts of the practice group or (ii) acquire the equity of the practice. The practice to be acquired will remain liable for the payment of excluded liabilities under the acquisition agreement. Each acquisition agreement will provide that the medical practice to be acquired and the stockholders of such practice, if any, will not, for a period of time following the closing of the acquisition, compete with the Company within a specified geographic area, will not solicit patients of the Company within such geographic area and will not solicit employees of the Company. The acquisition agreement will also contain standard representations and warranties and indemnification by each of the parties to the agreement. In addition, the closing of the acquisition will be conditioned upon, among other things, the execution and delivery of (i) an employment agreement between select physicians affiliated with the practice to be acquired and such practice and (ii) a management services agreement between the Company and such practice. See "Certain Transactions."

  Management Services Agreements

     Pursuant to management services agreements, the Company, through PSC Management, will act as the exclusive manager and administrator of an affiliated practice. Upon the closing of the Offering, the Company will enter into a management services agreement with the Founding Practice. The management services agreements generally, and the management services agreement to be entered into with the Founding Practice upon the consummation of the Reorganization, will provide for the affiliated practice to assign to the Company all or substantially all of its rights and interest in the proceeds of its accounts receivable (or the revenue it receives). For providing services pursuant to such agreement, the Company will retain an amount equal to the operating and non-operating expenses of the practice (which will be paid by the Company), a portion of the Company's non-allocable overhead, and a percentage of the excess of the revenue assigned to the Company over such expenses. The remaining revenues will be remitted to the affiliated practice to pay physician compensation and benefits. See "Certain Transactions."

     Under a management services agreement, the Company, among other things, will (i) act as the exclusive manager and administrator relating to all (non-clinical) operations of the affiliated practice, (ii) bill patients, insurance companies and other third-party payors and collect on behalf of the affiliated practice the fees for professional medical services and other services and products rendered or sold by the affiliated practice, (iii) provide, as necessary, clerical, accounting, purchasing, payroll, legal, bookkeeping and computer services and personnel and information management services to the affiliated practice, (iv) supervise and maintain custody of all files and records of the affiliated practice, (v) provide facilities, furniture and equipment for the affiliated practice, (vi) prepare all annual and capital operating budgets of the affiliated practice, (vii) order and purchase inventory and supplies as reasonably required by the affiliated practice, (viii) market the services provided by the affiliated practice, (ix) provide financial and business assistance to the affiliated practice, in the negotiation, establishment, evaluation and administration of contracts and relationships with managed care and other similar providers and payors and (x) perform administrative services relating to the recruitment of physicians for the affiliated practice.

     The affiliated practice will retain the responsibility for, among other things, (i) compensating physician employees, (ii) the payment of insurance premiums and deductibles for professional liability insurance policies, (iii) ensuring that affiliated physicians have the required licenses, credentials, approvals and other certifications needed to perform their duties and (iv) complying with certain federal and state laws and regulations applicable to the practice of medicine. In addition, the affiliated practice will retain exclusive control over all aspects of the practice of medicine and the delivery of medical services.

     The Company will establish an advisory board at each affiliated practice comprised of physicians at the affiliated practice and Company management personnel whose responsibilities will be advisory in nature. The advisory board will review, evaluate and make recommendations to the affiliated practice and the Company with respect to strategic and operational planning, physician employment and recruitment, patient fees and collection policies, quality review and the establishment and maintenance of relationships with managed care and other similar providers and payors.

     The management services agreements, generally, and the management services agreement with the Founding Practice, will be for an initial term of 40 years, which may be extended for separate and successive five-year terms. The management services agreements may be terminated by either party if the other party (i) files a petition in bankruptcy or other similar events occur or (ii) defaults on the performance of a material duty or obligation, which default continues without cure for a specified term after notice.

     During the term of the management services agreement, the affiliated practice will agree, with respect to management services, not to compete with the Company and the other practices for which the Company provides management services within a specified geographic area. In addition, during the term of the management services agreement and for a period following the termination of such agreement, the affiliated practice will agree not to solicit any employee of the Company or persons affiliated with the Company and for a period following the termination of such agreement the affiliated practice will not contract with any entity for the provision of comprehensive management services substantially of the kind contemplated by the management services agreement. The affiliated practice will also agree not to disclose certain confidential and proprietary information relating to the Company and the affiliated practice.

  Physician Employment Agreements

     Physicians in medical practices which enter into management services agreements with the Company, including the Founding Practice, will typically enter into employment agreements with the affiliated medical practice providing for an initial term of five years, which will be automatically renewed for successive one year terms unless an affiliated physician or the medical practice elects not to renew the term by providing at least 90 days written notice of such election or such agreement is otherwise terminated for cause or the death or disability of an affiliated physician. Affiliated physicians will be paid based upon either productivity or other negotiated formulas agreed upon between the affiliated physician and the medical practice, and the medical practice will provide the affiliated physicians with health, death and disability insurance and other benefits. Affiliated physicians will be obligated to obtain and maintain professional liability insurance coverage; however, the medical practice will reimburse affiliated physicians for the cost of such insurance. Pursuant to the employment agreements, affiliated physicians will agree not to compete with the medical practice, not to solicit patients of the medical practice and not to interfere with employees of the medical practice for a certain period following the termination of such employment agreement unless the agreement is terminated by the affiliated physician for cause. In addition, affiliated physicians will agree not to disclose any confidential and proprietary information of the medical practice during the term of the agreement and for a certain period following the termination of the agreement. Furthermore, under the employment agreements, affiliated physicians will assign to the medical practice all contracts with HMOs or other managed care arrangements and will grant an irrevocable power of attorney to the medical practice to enter into such contracts on behalf of the physician.

COMPETITION

     The physician practice management industry is highly competitive. The restructuring of the United States health care system is leading to rapid consolidation of the existing highly-fragmented health care delivery system into larger and more organized groups and networks of health care providers. The Company expects competition to increase as a result of this consolidation and ongoing cost containment pressures among other factors. The Company will compete with management services organizations, for-profit and nonprofit hospitals, HMOs and other competitors seeking to form strategic alliances with physicians or provide management services to physicians. The Company believes that the quality of its management services, experience in developing, managing and administering capitated managed care contracts, the breadth of its ENT medical and surgical services provided and the utility of the Capitated Network System positions it to compete favorably for affiliation with additional ENT and complementary group practices.

     The Company is unable to predict the extent of future competition because of changing competitive conditions, changes in laws and regulations, government budgeting, technological and economic developments and other factors. However, there are certain companies, including hospitals and insurers, that are expanding their presence in the health care industry and are significantly larger, provide a wider variety of services, have greater experience in providing health care management services, have longer established relationships with customers for these services and have access to substantially greater financial resources than the Company.

     The Company believes that competition for fee-for-service revenue is dependent upon, among other things, the Company's geographic coverage, the reputation and referral patterns of affiliated physicians, the breadth of ENT medical and surgical services provided and the composition of the physicians practicing at affiliated practices and that the Company is well positioned to compete on these bases. The Company's ability to compete successfully for specialty capitated managed care contracts may depend upon, among other things, the Company's ability to increase the number of associated physicians and other health care professionals included in its network provider panel through asset or equity acquisitions of additional specialty practices and by entering into network agreements with independent physicians. There can be no assurance that suitable acquisitions can be accomplished on terms favorable to the Company or that financing, if necessary, can be obtained for such acquisitions. In addition, there can be no assurance that the Company would be able to operate profitably any facilities, businesses or other assets it may acquire, effectively integrate the operations of such acquisition into its network or otherwise achieve the intended benefits of such acquisition.

     The Company's associated physicians also compete in certain markets, including the Atlanta market, with substantial numbers of other ENT specialists as well as general practitioners. The success of the Company is dependent upon its ability to recruit, train and retain qualified health care professionals in new and existing markets. The Company faces competition for these personnel from other health care providers, research and academic institutions, government entities and other organizations. The availability of such personnel is limited, and the inability to recruit and maintain relationships with these individuals in certain geographic areas could have a material adverse effect on the Company's future growth and operations. There can be no assurance that the Company will be successful in hiring and retaining qualified health care professionals. The inability to retain sufficient numbers of qualified personnel could have a material adverse effect on the Company's operations. In addition, a shortage of skilled personnel or the delay resulting from a need to train personnel could have a material adverse effect on the Company's business, financial condition or operating results.

     The Company, and the health care industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payors. As both private and government payors are reducing the scope of what may be reimbursed and reducing reimbursement levels for covered services and products, national and state efforts to reform the United States health care system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by private and government payors may require changes in the Company's facilities, equipment, personnel, rates and/or services in the future.

GOVERNMENT REGULATION

     The health care industry is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates and intends to operate will not change significantly and adversely in the future. In general, regulation of the health care industry, including scrutiny of the methods and levels of payment to health care providers is increasing. The Company believes that health care legislation, regulations and interpretations will continue to change and, as a result, plans to routinely monitor developments in health care law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environments change. While the Company believes it will be able to structure all of its agreements and operations in accordance with applicable law, the lack of definitive interpretations of many statutory and regulatory provisions means that there can be no assurance that the Company's arrangements are in compliance with such provisions or will not be successfully challenged. See "Risk Factors -- Government Regulation."

  Government Reimbursement Programs

     Under the federal Medicare program, payment for physician services (other than under Medicare risk contracts) is based on an annually adjusted fixed fee schedule known as the Resource-Based Relative Value Scale ("RBRVS"). This payment system, derived from historically customary and prevailing charge data, is intended to reflect the relative resources required to provide a given service as compared to another service. Fee schedule amounts are also based upon a geographic adjustment factor and certain national conversion factors. The RBRVS system is undergoing continual modifications and the Company anticipates that the RBRVS fee schedule will continue to result in reductions from historical levels in the per patient payment from the Medicare program. Because the Company anticipates that approximately 10% of its revenues will be derived from government-funded health care programs (principally, Medicare and Medicaid), the Company does not believe that such reductions will result in a material adverse change in the results of operations of the Company. The Medicaid program is a partially federal-funded state administered program for the indigent. Payment to physicians under state Medicaid programs is generally based upon fee schedules. Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary/carrier determinations and government funding restrictions, all of which may materially increase or decrease the rate of program payments to physicians and other health care practitioners.

  Stark Legislation and Fraud and Abuse Laws

     The Company is subject to a variety of laws and regulations governing the referral of patients to facilities with which the referring physician has a financial relationship. Significant prohibitions against physician referrals were enacted by Congress in the Omnibus Budget Reconciliation Act of 1993. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" by dramatically enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Effective January 1, 1995, Stark II prohibits, subject to certain exceptions, a physician (or a member of the physician's immediate family) from referring Medicare or Medicaid patients for "designated health services" to an entity with which the physician has a financial relationship. Financial arrangements include both ownership arrangements and compensation arrangements, including such an arrangement with the physician's own group practice. The designated health services include clinical laboratory services, radiology services, radiation therapy services, physical and occupational therapy services, durable medical equipment, parenteral and enteral nutrients, equipment and supplies, prosthetics, orthotics, outpatient prescription drugs, home health services and inpatient and outpatient hospital services. The penalties for violating Stark II include a prohibition on payment by Medicare or Medicaid for services resulting from prohibited referrals, and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme." The Company believes that its activities are not in violation of Stark I or Stark II. However, the Stark legislation is broad and ambiguous. Interpretative regulations clarifying the provisions have only been issued with respect to Stark I (clinical laboratory services), and have not yet been issued with respect to Stark II (the other designated health services). In addition, a number of states have enacted similar laws which apply to referrals made for services reimbursed by all payors, and not simply Medicare or Medicaid. Future regulations could require the Company to modify the form of its relationships with physician organizations. Moreover, the violation of Stark I or II by the Company's affiliated physician organizations could result in significant fines and loss of reimbursement which could materially adversely affect the Company.

     The Company is also subject to federal and state fraud and abuse laws. These laws include the Medicare and Medicaid anti-kickback statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any remuneration, directly or indirectly in return for the referral of patients, or arranging for the furnishing of items and services that are paid for in whole or in part by Medicare, Medicaid or other federally-funded programs. The courts and the Office of Inspector General of The Department of Health and Human Services have stated that the anti-kickback statute is violated if one purpose, as opposed to a primary or sole purpose, of the arrangement is to induce referrals. Violations of the anti-kickback statute are punishable by criminal or civil penalties, and/or exclusion of the provider from future participation in the Medicare, Medicaid and other federally-funded programs. The federal government has published exemptions, or "safe harbors," for business transactions that will be deemed not to violate the anti-kickback statute. Although satisfaction of the requirements of these safe harbors provides protection from enforcement action under the anti-kickback legislation, failure to meet the safe harbors does not necessarily mean that the activity violates the statutory prohibitions. Rather, the legality of a particular business arrangement will be assessed by comparing the particular facts of the transaction to the proscriptions of the statute. In addition, a number of states have enacted similar laws, which vary from state to state, prohibiting remuneration or fee-splitting arrangements between health care providers for the referral of patients to a particular provider, regardless of the payor source. Also, under separate statutes, submission of claims for payment that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment and/or exclusion from participation in the Medicare, Medicaid and other federally-funded health care programs. These false claims statutes include the Federal False Claims Act, which allows any person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such qui tam actions have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claims action, pay fines or be excluded from participation in the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action. Recently, Congress enacted the Health Insurance Portability and Accounting Act of 1996, which includes an expansion of certain fraud and abuse provisions to other federal health care programs. Due to the breadth of the statutory provisions of the Fraud and Abuse Laws and the absence of definitive regulations or court decisions addressing the type of arrangements by which the Company and its affiliated entities conduct and will conduct their business, from time to time certain of their practices may be subject to challenge under these laws.

     The Company has attempted to structure its business relations to comply with the Stark Legislation, the Fraud and Abuse Laws and all other applicable health care laws and regulations. However, there can be no assurance that such laws will be interpreted in a manner consistent with the Company's practices. There can be no assurance that challenges under such laws or regulations or new laws or regulations will not require the Company or its affiliated entities to change their practices or will not have a material adverse effect on the Company's business, financial condition or operating results. In addition, state legislatures and other governmental entities are considering additional measures restricting or regulating referrals, and there can be no assurance that new laws or regulations will not be enacted which will require restructuring of the Company's operations or otherwise have a material adverse effect on the Company's business, financial conditions or operating results.

  Health Care Reform

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Changes in the law, new interpretations of existing laws, or changes in payment methodology or amounts, may have a dramatic effect on the relative costs associated with doing business and the amount of reimbursement by government and other third party payors. In addition to specific health care legislation, both the President and the Congress have expressed an interest in controlling the escalation of health care expenditures and using health care reimbursement policies to help control the federal deficit. In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. For example, in 1995, Congress passed legislation to reduce significantly Medicare and Medicaid expenditures over seven years, which would have cut payments to health care providers participating in the Medicare and Medicaid programs. Although President Clinton vetoed this legislation, the administration's counterproposal would have included similar, although less drastic, Medicare and Medicaid payment reductions. The Company anticipates that federal and state governments will continue to review and assess alternative health care delivery systems and payment methodologies, and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, the Company cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on the Company, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on the Company's business, operating results or financial conditions. In addition, the actual announcement of reform proposals and the investment community's reaction to such proposals, as well as announcements by competitors and third-party payors of their strategies to respond to such initiatives, could produce volatility in the trading and market price of the Common Stock. In addition, some states in which the Company may operate in the future are considering various health care reform proposals.

  Other Licensing Requirements

     Every state imposes licensing requirements on individual physicians, and some regulate facilities and services operated by physicians. In addition, many states require physicians to obtain regulatory approval, including certificates of need, before establishing certain types of health care facilities, offering certain services, or making certain capital expenditures in excess of statutory thresholds for health care equipment, facilities or services. To date, the Company and the Founding Practice have not been required to obtain certificates of need or similar approvals for their activities. In connection with the expansion of its operations into new markets and contracting with managed care companies, the Company and its affiliated practices may become subject to compliance with additional regulations. Finally, the Company and its affiliated practices are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulation, civil rights and discrimination, medical waste and other environmental issues. Increasingly, federal, state and local governments are expanding the regulatory requirements for businesses, including medical practices. The imposition of these regulatory requirements may have the effect of increasing operating costs and reducing the profitability of the Company's operations.

  Restrictions on Corporate Practice of Medicine

     The laws of certain states in which the Company operates or may operate in the future prohibit nonphysician entities from practicing medicine, exercising control over physicians or engaging in certain practices such as fee-splitting with physicians. Although the Company has structured its affiliations with physician groups so that the associated physicians maintain exclusive authority regarding the delivery of medical care, there can be no assurance that these laws will be interpreted in a manner consistent with the Company's practices or that other laws or regulations will not be enacted in the future that could have a material adverse effect on the Company's business. If a corporate practice of medicine law is interpreted in a manner that is inconsistent with the Company's practices, the Company would be required to restructure or terminate its relationship with the applicable physician group in order to bring its activities into compliance with such law. The termination of, or failure of the Company to successfully restructure, any such relationship could result in fines or a loss of revenue that could have a material adverse effect on the Company's business, financial condition or operating results.

LIABILITY AND INSURANCE

     The provision of health care services entails the risk of potential claims of medical malpractice and similar claims. The Company does not, itself, engage in the practice of medicine or have responsibility for compliance with regulatory requirements directly applicable to physicians and requires affiliated physicians performing medical services at its facilities to maintain medical malpractice insurance. Nevertheless, malpractice claims may be asserted against the Company directly in the event that services rendered by the Company or procedures performed at one of the Company's facilities are alleged to have resulted in injury or other adverse effects. Although the Company intends, upon consummation of the Reorganization, to obtain liability insurance that it believes will be adequate as to both risk and amounts, successful malpractice claims could exceed the limits of the Company's insurance and could have a material adverse effect on the Company's business, financial condition or operating results. Moreover, a malpractice claim asserted against the Company could be costly to defend, could consume management resources and could adversely affect the Company's reputation and business, regardless of the merit or eventual outcome of such claim. In addition, there can be no assurance that the Company will be able to obtain such insurance on commercially reasonable terms in the future or that any such insurance will provide adequate coverage against potential claims. See "Risk Factors -- Liability and Insurance, Legal Proceedings."

     The Company will require each associated physician or group to obtain and maintain professional liability insurance coverage. Such insurance would provide coverage, subject to policy limits in the event the Company were held liable as a co-defendant in a lawsuit for professional malpractice against a physician. In addition, the Company generally is indemnified under the management agreements by the affiliated physician groups for liabilities resulting from the performance of medical services.

EMPLOYEES

     Upon the closing of the Offering and the consummation of the Reorganization, the Company will have approximately 124 full-time employees. The Company intends to hire additional management and administra-tion personnel, including a chief financial officer. None of the Company's employees is represented by a labor union and the Company believes its relations with its employees are satisfactory.

PROPERTIES

     The Company currently shares office space with the Founding Practice pursuant to an oral agreement under which the Company does not pay rent and anticipates leasing approximately 2,500 square feet of office space for its executive office in Atlanta, Georgia. The lease will provide for annual rent of approximately $50,000 during 1997, subject to specified annual increases. Upon closing of the Offering and consummation of the Reorganization, the Company will assume the leases for the 14 facilities currently used by the Founding Practice which have varying remaining terms ranging from three months to 13 years and six months and aggregate annual rent of approximately $850,000. In addition, the Founding Practice has entered into a five-year lease for an additional facility, the construction of which is expected to be completed by June 1997. The lease provides for annual rent of approximately $55,000 and will be assumed by the Company upon closing of the Offering and the Reorganization. The Company believes that the shared office space, together with the office space it anticipates leasing and the assumed leases will be suitable for the current and anticipated needs of the Company, the Founding Practice and the ENT Networks.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of the executive officers and directors of the Company and the persons expected to become executive officers or directors of the Company upon completion of the
Offering:

                   NAME                      AGE                    POSITION
-------------------------------------------  ---   -------------------------------------------
Ramie A. Tritt, M.D........................   47   Chairman of the Board and President
Gerald R. Benjamin(2)......................   38   Vice Chairman of the Board, Secretary and
                                                     Director
Richard D. Ballard(1)......................   48   Chief Executive Officer and Director
Lawrence P. Kraska.........................   32   Vice President -- Operations(3)
Edward R. Casas, M.D.(1)(2)................   36   Director
Steven L. Posar, M.D.(1)(2)................   47   Director(3)

---------------

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Effective upon completion of the Offering

     Ramie A. Tritt, M.D. has served as the Chairman of the Board and President of the Company since its inception in July 1996. Dr. Tritt serves as President of the Founding Practice, a multi-site otolaryngology group practice which is a successor to a practice founded by Dr. Tritt in 1979. Dr. Tritt was a founding Member and currently serves as President of Georgia Multi-Specialty Group, L.L.C., a consortium of 15 specialty group practices, encompassing approximately 650 physicians, which contracts with payors for specialty medical services throughout metropolitan Atlanta. Dr. Tritt also serves as President and Medical Director of the ENT Center of Atlanta, Inc., Atlanta ENT Center for Physicians, Inc., and Atlanta AHP, Inc., three otolaryngology provider networks (comprising the ENT Networks) established to contract with HMOs in greater Atlanta.

     Gerald R. Benjamin has served as Vice Chairman and Secretary of the Company since its inception in July 1996. Mr. Benjamin serves as Chief Executive Officer of Premier HealthCare, a division of Bock, Benjamin & Co., a boutique health care investment banking concern which Mr. Benjamin co-founded in 1993. Prior to founding Bock, Benjamin & Co., Mr. Benjamin served as Chief Executive Officer of Premier HealthCare, Inc., a health care venture development and management firm which Mr. Benjamin co-founded in 1991. Prior to co-founding Premier HealthCare, Inc., Mr. Benjamin served for ten years as Managing Partner and Director of Corporate Finance Services for Williams, Benjamin, Benator & Libby, an Atlanta, Georgia-based Certified Public Accounting firm.

     Richard D. Ballard has served as the Chief Executive Officer and a director of the Company since November 1996. Prior to joining the Company, Mr. Ballard served as Vice President of Recruiting for Physicians' Online, Inc., founding an intranet physician recruiting service. Prior to joining Physicians' Online in September 1995, Mr. Ballard served as Executive Vice President, President and Chief Executive Officer of Allegiant Physician Services, Inc. (formerly Premier Anesthesia, Inc.). Prior to joining Premier Anesthesia in 1988, Mr. Ballard served for six years as Executive Vice President of Jackson & Coker Inc., a national physician recruiting firm and for seven years as director of national recruiting for Spectrum Emergency Care Inc.

     Lawrence P. Kraska will become the Vice President-Operations of the Company concurrently with the completion of the Offering. Mr. Kraska has served as the Administrator of the Founding Practice, since June 1994. Prior to joining the Founding Practice, Mr. Kraska provided hospital administration, physician recruiting and practice management services as the Regional Director of Professional Relations for the Atlanta division of National Medical Enterprises from July 1993 to May 1994, for Charter Medical Corporation --

Charter Peachford Hospital from September 1992 to June 1993 and as the Administrator for The Center For Psychiatry, a large multi-specialty mental health group practice, from March 1990 to August 1992.

     Edward R. Casas, M.D. has served as a director of the Company since November 1996. Dr. Casas is President of PrimeCare International, Inc., a California-based multi-site primary care physician practice management concern. Prior to joining PrimeCare in September of 1996, Dr. Casas served as Vice President of Mergers and Acquisitions for the Physician Practice Management Division of Caremark International Inc. Prior to joining Caremark International in December 1992, Dr. Casas completed his active duty service as a designated Flight Surgeon in support of Marine special operations and as a clinical Departmental Head in Aerospace Medicine in the United States Navy. Prior to completing his medical training, Dr. Casas was Executive Vice President of CES Corporation, an investment banking concern. Dr. Casas is a graduate of Northwestern University's Medical School and Kellogg Graduate School of Management where he concurrently earned a Medical Doctorate, a Masters of Management and a Masters in Public Health.

     Steven L. Posar, M.D. will become a director of the Company concurrently with the completion of the Offering. Dr. Posar currently serves as Senior Vice President, Operations Group of AHI HealthCare Systems, Inc., a publicly traded independent physician management company. Prior to joining AHI in 1991, Dr. Posar served as Medical Director of Blue Cross of California, a managed care payor with approximately 2.5 million enrollees in sponsored HMO and preferred provider organization plans. Prior to joining Blue Cross of California, Dr. Posar spent three years as Chief of Cigna Medical Center, and staff medical director of Cigna Healthplan of Los Angeles, a staff model HMO with approximately 450,000 enrollees. Dr. Posar received his M.D. degree from Michigan State University.

     Dr. Tritt and Mr. Benjamin were elected as directors of the Company pursuant to an agreement entered into in connection with the formation of the Company. See "Certain Transactions."

     All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified; vacancies and any additional positions created by board action are filled by action of the existing Board of Directors. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

     The Company has agreed for the five year period commencing upon consummation of the Offering, to nominate, if requested by Barington Capital Group, L.P., ("Barington") and use its best efforts (including the solicitation of proxies) to elect one designee of Barington to the board of directors of the Company. No designee has been chosen as of the date hereof.

     The Board of Directors has established a Compensation Committee and an Audit Committee. Upon completion of the Offering, the Compensation Committee will consist of three directors. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the Company's stock option plans.

     Upon completion of the Offering, the Audit Committee will consist of three directors. The Audit Committee is authorized to review, with the Company's independent accountants, the scope and timing of audit services and any other services that the accountants are asked to perform, their report on the Company's financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent public accountants for the ensuing year.

DIRECTOR COMPENSATION

     Directors who are not officers or employees of the Company ("Independent Directors") are entitled to compensation of $1,500 for each Board of Directors meeting attended and are reimbursed for expenses actually incurred in connection with attending such meetings. Independent Directors are also awarded initial grants of non-qualified stock options to purchase 7,500 shares of Common Stock upon joining the Board of

Directors and annual grants of non-qualified stock options to purchase 2,500 shares of Common Stock. All options are granted at the then fair market value. See "-- Stock Option Plans" and "Certain Transactions."

LIMITATION ON LIABILITY; INDEMNIFICATION AGREEMENTS

     The General Corporation Law of the State of Delaware permits a corporation through its Certificate of Incorporation to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty of loyalty and care as a director, with certain exceptions. The exceptions include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, improper declarations of dividends, and transactions from which the directors derived an improper personal benefit. The Company's Certificate of Incorporation exonerates its directors from monetary liability to the fullest extent permitted by this statutory provision but does not restrict the availability of non-monetary and other equitable relief. The Company's By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware Law. See "Description of Capital Stock."

     The Company also intends to enter into Indemnification Agreements with each of its directors and executive officers. Each such Indemnification Agreement will provide that the Company will indemnify the indemnitee against expenses, including reasonable attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of the Company. Such indemnification will be available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful.

EXECUTIVE COMPENSATION

     As the Company was not organized until July 1996, the Company did not accrue or pay any compensation to any of its executive officers in the year ended December 31, 1995 or to date. Compensation to executive officers will be governed by employment agreements between the Company and such executive officers.

EMPLOYMENT AGREEMENTS

     On November 26, 1996, the Company entered into employment agreements with Ramie A. Tritt, M.D., Richard D. Ballard and Gerald R. Benjamin (effective as of the date of this Prospectus with respect to each of Dr. Tritt and Mr. Benjamin). Pursuant to the employment agreements, Dr. Tritt, Mr. Ballard and Mr. Benjamin have agreed to serve as the Company's President, Chief Executive Officer and Vice-Chairman, respectively. The employment agreements with Dr. Tritt, Mr. Ballard and Mr. Benjamin, provide for an initial term of five, three and three years, respectively, with automatic renewals for successive one year terms unless terminated by either party.

     The employment agreement with Dr. Tritt provides for an annual base salary of $350,000 plus an annual bonus of up to 50% of his base salary, to be approved by the Board of Directors, in consideration of his devoting approximately 50% of his business time each week to serving as the President of the Company. The agreement acknowledges that the remaining 50% of Dr. Tritt's business time each week will be spent performing ENT medical and surgical services at the Founding Practice for which time Dr. Tritt will be separately compensated. The employment agreement with Dr. Tritt provides for increases in Dr. Tritt's annual base salary, subject to approval of the Board of Directors, if the amount of time he devotes as President of the Company is greater than anticipated. Upon the consummation of the Reorganization, Dr. Tritt will also enter into an employment agreement with the Founding Practice. The employment agreement with Mr. Ballard provides for an annual base salary of $150,000 plus an annual bonus of up to 50% of his base salary, to be approved by the Board of Directors. The employment agreement with Mr. Benjamin provides that he will work part-time for the Company and will receive an annual base salary of $60,000 plus an annual bonus of up to 50% of his base salary, to be approved by the Board of Directors.

     Each employment agreement provides for termination of the executive's employment by the Company prior to the expiration of its term in the event of the executive's death or disability or for cause. Each employment agreement also provides that either party may terminate the employment agreement, effective at the end of the term or any renewal term, upon 60 days notice of termination. The Company may terminate each employment agreement without cause and, upon such termination, the executive will be entitled to receive his base salary for a period of one year following the date of termination (subject to a 100% offset for salary received from subsequent employment during such one year period (subject to certain exclusion in the case of Dr. Tritt and Mr. Benjamin)). In addition, each employment agreement provides that the executive may terminate his employment agreement upon a change of control of the Company by providing at least 30 days notice of termination. Upon termination of the employment agreement following a change of control, the executive will be entitled to severance compensation in the amount of two times his taxable compensation for the previous fiscal year.

     Pursuant to the employment agreements, each of the executives has agreed not to compete with the Company, solicit any of the Company's customers or employees or disclose any confidential information or trade secrets during the term of their employment agreement and for certain periods of time following the termination of such employment agreement.

STOCK OPTION PLANS

  1996 STOCK OPTION PLAN

  GENERAL

     In November 1996, the Board of Directors adopted and the Company's stockholders approved the 1996 Stock Option Plan (the "1996 Plan"), under which 550,000 shares of the Company's authorized but unissued Common Stock are authorized for issuance pursuant to the grant by the Company of options to officers, directors, employees, consultants and independent contractors of the Company. The purposes of the 1996 Plan are to ensure the retention of existing executive personnel, key employees, directors and consultants of the Company, to attract and retain competent new executive personnel, key employees, directors and consultants and to provide additional incentive to all such persons by permitting them to participate in the ownership of the Company. The 1996 Plan terminates in November 2006.

     The 1996 Plan will be administered by the Board of Directors or a committee of the Board of Directors. The 1996 Plan provides for automatic grants of options to certain directors in the manner set forth below under "Directors' Options."

     Options granted under the 1996 Plan may be either incentive options or non-qualified options. Incentive options granted under the 1996 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive option granted under the Plan to a stockholder owning more than 10% of the outstanding voting power of the Company may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. To the extent that the aggregate fair market value, as of the date of grant, of the shares for which incentive options become exercisable for the first time by an optionee during the calendar year exceeds $100,000, the portion of such option which is in excess of the $100,000 limitation will be treated as a non-qualified option. Only employees of the Company or a subsidiary of the Company shall be eligible to receive incentive options. Additionally, the aggregate number of shares of Common Stock that may be subject to options granted to any person in a calendar year shall not exceed 35% of the maximum number of shares of Common Stock which may be issued from time to time under the 1996 Plan. Options granted under the 1996 Plan to officers, directors or employees of the Company may be exercised only while the optionee is employed or retained by the Company or within 90 days of the date of termination of the employment relationship or directorship. However, options which are exercisable at the time of termination by reason of death or permanent disability of the optionee may be exercised within 12 months of the date of termination of the employment relationship or directorship.

Upon the exercise of an option, payment may be made by cash or by any other means that the Board of Directors or the committee determines.

     As of November 30, 1996, the number of employees, officers and directors of the Company eligible to receive grants under the 1996 Plan was approximately six persons. The number of consultants and advisors to the Company eligible to receive grants under the 1996 Plan is not determinable. An optionee may be granted more than one option under the 1996 Plan. The Board of Directors or the committee will, in its discretion, determine (subject to the terms of the 1996
Plan) who will be granted options, the time or times at which options shall be granted, the number of shares subject to each option and whether the options are incentive options or non-qualified options. In making such determination, consideration may be given to the value of the services rendered by the respective individuals, their present and potential contributions to the success of the Company and its subsidiaries and such other factors deemed relevant in accomplishing the purpose of the 1996 Plan.

     Under the 1996 Plan, the optionee has none of the rights of a stockholder with respect to the shares until such shares are issued upon the exercise of the option. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date of exercise, except as provided in the 1996 Plan. During the lifetime of the optionee, an option shall be exercisable only by the optionee. No option may be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of decent and distribution.

     The Board of Directors may amend or terminate the 1996 Plan except that stockholder approval is required for certain amendments to the 1996 Plan. No action taken by the Board may materially and adversely affect any outstanding option grant without the consent of the optionee.

     Under current tax law, there are no Federal income tax consequences to either the employee or the Company on the grant of non-qualified options if granted under the terms set forth in the 1996 Plan. Upon exercise of a non-qualified option, the excess of the fair market value of the shares subject to the option over the option price (the "Spread") at the date of exercise is taxable as ordinary income to the optionee in the year it is exercised and is deductible by the Company as compensation for Federal income tax purposes, if Federal income tax is withheld on the Spread. However, if the shares are subject to vesting restrictions conditioned on future employment or the holder is subject to the short-swing profits liability restrictions of Section 16(b) of the Securities and Exchange Act of 1934 (the "Exchange Act") of (i.e., is an executive officer, director or 10% stockholder of the Company) then taxation and measurement of the Spread is deferred until such restrictions lapse, unless a special election is made under Section 83(b) of the Code to report such income currently without regard to such restrictions. The optionee's basis in the shares will be equal to the fair market value on the date taxation is imposed and the holding period commences on such date.

     Incentive option holders incur no regular Federal income tax liability at the time of grant or upon exercise of such option, assuming that the optionee was an employee of the Company from the date the option was granted until 90 days before such exercise. However, upon exercise, the Spread must be added to regular Federal taxable income in computing the optionee's "alternative minimum tax" liability. An optionee's basis in the shares received upon exercise of an incentive stock option will be the option price of such shares for regular income tax purposes. No deduction is allowable to the Company for Federal income tax purposes in connection with the grant or exercise of such option.

     If the holder of shares acquired through exercise of an incentive option sells such shares within two years of the date of grant of such option or within one year from the date of exercise of such option (a "Disqualifying Disposition"), the optionee will realize income taxable at ordinary rates. Ordinary income is reportable during the year of such sale equal to the difference between the option price and the fair market value of the shares at the date the option is exercised, but the amount includable as ordinary income shall not exceed the excess, if any, of the proceeds of such sale over the option price. In addition to ordinary income, a Disqualifying Disposition may result in taxable income subject to capital gains treatment if the sales proceeds exceed the optionee's basis in the shares (i.e., the option price plus the amount includable as ordinary income). The amount of the optionee's taxable ordinary income will be deductible by the Company in the year of the Disqualifying Disposition.

     At the time of sale of shares received upon exercise of an option (other than a Disqualifying Disposition of shares received upon the exercise of an incentive option), any gain or loss is deemed long-term or short-term capital gain or loss, depending upon the holding period. The holding period for long-term capital gain or loss treatment is more than one year.

     The foregoing is not intended to be an exhaustive analysis of the tax consequences relating to stock options issued under the 1996 Plan. For instance, the treatment of options under state and local tax laws, which is not described above, may differ from the treatment for Federal income tax purposes.

     As of November 27, 1996, 227,500 options have been granted under the 1996 Plan at an exercise price of $6.80 per share, of which 165,000, 55,000 and 7,500 options were granted to Mr. Ballard, Mr. Kraska and Dr. Casas, respectively. As of November 27, 1996, 41,250 and 13,750 of the options granted to Mr. Ballard and Mr. Kraska, respectively, have vested and all of the options granted to Dr. Casas have vested. 7,500 options have been granted to Dr. Posar, effective upon completion of the Offering, at an exercise price equal to the initial public offering price, all of which will vest on the closing date.

     Directors' Options

     The 1996 Plan provides for the automatic grant of non-qualified stock options to purchase shares of Common Stock ("Director Options") to directors of the Company who are not employees or principal stockholders of the Company ("Eligible Directors"). Eligible Directors of the Company elected after the date hereof will be granted Director Options to purchase 7,500 shares of Common Stock on the date they are first elected or appointed a director (an "Initial Director Option"). Further, commencing on the day immediately following the date of the annual meeting of stockholders for the Company's fiscal year ending December 31, 1997, each Eligible Director, other than directors who received an Initial Director Option since the last annual meeting, will be granted Director Options to purchase 2,500 shares of Common Stock ("Automatic Grant") on the day immediately following the date of each annual meeting of stockholders, as long as such director is a member of the Board of Directors. The exercise price for each share subject to a Director Option shall be equal to the fair market value of the Common Stock on the date of grant. Director Options will expire the earlier of 10 years after the date of grant or 90 days after the termination of the director's service on the Board of Directors.

     1996 HEALTH CARE PROFESSIONALS STOCK OPTION PLAN.

     In November, 1996, the Company adopted the 1996 Health Care Professionals Stock Option Plan (the "1996 Professionals Plan"), under which 275,000 shares of the Company's authorized but unissued Common Stock are authorized for issuance pursuant to the grant by the Company of options to physicians or dentists who are employed by the Company's affiliated practices or who provide medical and surgical services to enrollees of managed care contracts held by the Company. The purposes of the 1996 Professionals Plan are to ensure the retention of existing physicians and dentists, to attract and retain competent new physicians and to provide additional incentive to all such persons by permitting them to participate in the ownership of the Company. The 1996 Professionals Plan terminates in November 2006.

     The 1996 Professionals Plan will be administered by the Board of Directors or a committee of the Board of Directors. Options granted under the 1996 Professionals Plan will be non-qualified options and will vest over a period of five years. Generally, such options will expire upon the termination of employment or the advisory or consultant relationship with the Company or on the day prior to the 10th anniversary of the date of grant, whichever occurs first. The options granted under the 1996 Professionals Plan will be exercisable at an exercise price which is not less than the fair market value of the Common Stock on the date of grant.

     As of November 27, 1996, no options under the 1996 Professionals Plan have been granted.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of Common Stock for (i) each person known by the Company to own beneficially more than five percent of the outstanding voting stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors of the Company as a group, prior to the Offering and as adjusted to give effect to the sale of the Common Stock offered hereby and the issuance of the Common Stock in connection with the Reorganization.

                                                                                      PERCENTAGE OF
                                                                                         SHARES
                                                           NUMBER OF SHARES           BENEFICIALLY
                                                        BENEFICIALLY OWNED(2)           OWNED(2)
                                                        ----------------------     -------------------
                 NAME AND ADDRESS OF                     BEFORE        AFTER        BEFORE     AFTER
                 BENEFICIAL OWNER(1)                    OFFERING     OFFERING      OFFERING   OFFERING
------------------------------------------------------  --------     ---------     --------   --------
Ramie A. Tritt, M.D.(3)...............................   286,225     1,629,952        51.0%     30.6%
Bock, Benjamin & Co., Partners(4).....................   275,000       275,000        49.0       5.2
  3414 Peachtree Road
  Suite 238
  Atlanta, Georgia 30326
Gerald R. Benjamin(4).................................   275,000       275,000        49.0       5.2
Richard D. Ballard(5).................................    41,250        41,250         6.8         *
Lawrence P. Kraska(6).................................    13,750        13,750         2.4         *
Edward R. Casas, M.D.(7)..............................     7,500         7,500         1.3         *
Steven L. Posar, M.D.(8)..............................        --         7,500          --         *
Michael J. Pickford, M.D.(9)..........................        --       296,270          --       5.6
Keith R. Jackson, M.D.(9).............................        --       278,704          --       5.2
All executive officers and directors of the Company as
  a group (6 persons)(10).............................   623,725     1,974,952       100.0%     36.6%

---------------

  * Less than 1%
(1) Unless otherwise indicated, the address is c/o Physicians' Specialty Corp., The Medical Quarters, 5555 Peachtree Dunwoody Road, Suite 235, Atlanta, Georgia 30342. Except as otherwise indicated, each of the parties listed above has sole voting and investment power over the shares owned.
(2) In computing the number and percentage ownership of shares beneficially owned by a person, shares of Common Stock subject to options held by that person that are exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of stockholders other than such person.
(3) Includes 1,343,727 shares to be issued or distributed to Dr. Tritt, the Chairman of the Board and President of the Company, in connection with the Reorganization, based upon an assumed initial public offering price of $9.50 per share. The Company will issue an aggregate of 2,767,500 shares of Common Stock in connection with the Reorganization and the number of shares to be issued to be allocated between the Founding Practice and the ENT Networks, and accordingly, to be issued or distributed to Dr. Tritt, are subject to adjustment. See "The Reorganization" and "Certain Transactions."
(4) Mr. Benjamin, the Vice Chairman of the Board and Secretary of the Company, is a partner in Bock, Benjamin & Co., Partners. Mr. Benjamin may be deemed to beneficially own these shares of Common Stock.
(5) Represents shares of Common Stock issuable upon exercise of options that are immediately exercisable. Excludes 123,750 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.
(6) Represents shares of Common Stock issuable upon exercise of options that are immediately exercisable. Excludes 41,250 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.
(7) Represents shares of Common Stock issuable upon exercise of options that are immediately exercisable.
(8) Represents shares of Common Stock issuable upon exercise of options which have been granted, effective upon completion of the Offering, that are immediately exercisable.

 (9) Represents shares of Common Stock to be issued to such stockholder in connection with the acquisition of the Founding Practice, based upon an assumed initial public offering price of $9.50 per share and upon such stockholder's percentage ownership of the Founding Practice. See "The Reorganization" and "Certain Transactions."
(10) Includes 62,500 shares of Common Stock issuable upon exercise of options that are immediately exercisable. In addition, upon completion of the Offering, includes 7,500 shares of Common Stock issuable upon exercise of options granted to Dr. Posar that are immediately exercisable. Excludes 165,000 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

                              CERTAIN TRANSACTIONS

FORMATION TRANSACTIONS

     In connection with the formation of the Company in July 1996, Ramie A. Tritt, M.D. and Bock, Benjamin & Co., Partners, a partnership in which Gerald R. Benjamin, the Company's Vice Chairman and Secretary, is a partner, each purchased 275,000 shares of Common Stock at a purchase price of approximately $.0018 per share. In November 1996, Dr. Tritt purchased an additional 11,225 shares of Common Stock at a purchase price of approximately $.0042 per share. Dr. Tritt and Bock, Benjamin & Co., Partners have "piggyback" registration rights with respect to the shares of Common Stock held by them.

     In July 1996, the Founding Practice, Dr. Tritt, Mr. Benjamin and two entities whose principal stockholders were former directors of the Company (the "Former Directors") loaned $170,500, $33,500, $33,500 and an aggregate of $247,500, respectively, to the Company for legal, accounting and other fees in connection with the formation of the Company, the Offering and the Reorganization. The loans are evidenced by promissory notes bearing interest at a prime rate as announced by NationsBank, and payable on the closing of the Offering. The Company has agreed in principle to enter into a termination agreement which provides for approximately $77,472 of the loans made by the Former Directors to be paid upon execution of such agreement and the outstanding balance of such loans to be paid at the closing of the Offering. In addition, at the closing of the Offering, the Company will pay $250,000 to Premier HealthCare, a corporation of which Mr. Benjamin is a principal, for consulting services in connection with the formation of the Company, the Offering and the Reorganization. See "Use of Proceeds."

THE REORGANIZATION

     Concurrently with the closing of the Offering, the Company will acquire substantially all of the assets of the Founding Practice and will acquire all of the outstanding shares of common stock of ENT Networks from Dr. Tritt (the "Seller"). In connection with the Reorganization, the Company will issue an aggregate of 2,767,500 shares of Common Stock to the Founding Practice and to the Seller. The allocation of such shares between the Founding Practice and the Seller will be based upon the initial public offering price of the Common Stock, with the number of shares of Common Stock issuable to the Seller to equal $7,750,000 divided by the initial public offering price and the remainder issuable to the Founding Practice. Based upon an assumed initial public offering price of $9.50 per share, the Seller will receive 815,789 shares of Common Stock and the Founding Practice will receive 1,951,711 shares of Common Stock (of which 527,938 will be distributed to Dr. Tritt, based on his percentage ownership of the Founding Practice).

     The assets of the Founding Practice will be acquired pursuant to an Asset Acquisition Agreement, dated as of November 25, 1996, by and among PSC Management, the Company, the Founding Practice and the Acquisition Stockholders, (the "Asset Acquisition Agreement"). The Asset Acquisition Agreement provides for the Company, through PSC Management, to acquire, on the closing date of the Offering, substantially all of the assets (other than certain excluded assets such as employment agreements and patient charts, records and files) and liabilities (other than certain excluded liabilities) of the Founding Practice. The Founding Practice will remain liable for the payment of excluded liabilities, if any, under the Asset Acquisition Agreement. The Asset Acquisition Agreement provides that all of the non-physician employees of the Founding Practice will be offered employment with PSC Management upon the closing of the acquisition. Under the Asset Acquisition Agreement, the Founding Practice and the Acquisition Stockholders have agreed that for a period of five years following the closing of the acquisition they will not compete with the Company within an eight mile radius of any of the primary offices of the Founding Practice (the "Geographic Territory"), will not solicit customers of the Company within the Geographic Territory and will not solicit employees of the Company.

     The Asset Acquisition Agreement contains representations and warranties and indemnification by each of the parties to the agreement. The closing of the acquisition is conditioned upon, among other things, the execution and delivery of (i) an employment agreement between each of the Acquisition Stockholders and the Founding Practice, (ii) a management services agreement between PSC Management, the Company and the

Founding Practice and (iii) a registration rights agreement between the Company and each of the Acquisition Stockholders, pursuant to which the Acquisition Stockholders will have "piggyback" registration rights with respect to their shares of Common Stock.

     In addition, pursuant to the Acquisition Agreement, dated as of November 25, 1996, by and among PSC Acquisition, the Company, the Seller and the ENT Networks (the "Stock Acquisition Agreement"), the Company, through PSC Acquisition, will acquire, on the closing date of the Offering, all of the outstanding shares of common stock of the corporations comprising the ENT Networks. The Stock Acquisition Agreement contains representations and warranties and indemnification by each of the parties to the agreement. The closing of the Stock Acquisition Agreement is conditioned upon, among other things, the execution of a registration rights agreement between the Company and the Seller pursuant to which the Seller will have "piggyback" registration rights with respect to the shares of Common Stock received by him pursuant to such agreement. In August 1996, the Company, through PSC Management, acquired certain assets (primarily computer hardware) of and entered into a management agreement with the ENT Networks, which agreement will terminate upon the consummation of the Reorganization, and began utilizing the Capitated Network System. In connection with the acquisition of these assets, the Company executed a promissory note payable to the ENT Networks in the principal amount of $20,000, and bearing interest at a prime rate as announced by NationsBank which note will be paid, and the proceeds distributed to Dr. Tritt upon consummation of the Reorganization. See "The Reorganization," "Business -- The Founding Practice and The ENT Networks" and "-- Company Operations -- Management Services Agreement."

     The Company intends to use a portion of the net proceeds of this Offering to repay outstanding indebtedness, including accrued interest, of the Founding Practice which at September 30, 1996 aggregated approximately $1,204,000. In connection with the repayment of this indebtedness, guarantees made by Dr. Tritt, Michael J. Pickford, M.D. and Keith R. Jackson, M.D., principal stockholders of the Company, upon consummation of the Reorganization for 45%, 15% and 15%, respectively, of such indebtedness will be cancelled. See "Risk Factors -- Benefits to Insiders of the Offering" and "Use of Proceeds."

LEASES

     The Founding Practice leases its administrative offices and one clinical location from Dr. Tritt. The lease provides for monthly rental payments of approximately $39,500, subject to annual increases. Upon consummation of the Reorganization, the Company will assume the Founding Practice's obligations under this lease.

     The Founding Practice leases one clinical location from Duluth Professional Center, L.P., a Georgia limited partnership, of which Dr. Pickford, is a limited partner. The lease provides for monthly rental payments of approximately $3,255, subject to annual increases. Upon consummation of the Reorganization, the Company will assume the Founding Practice's obligations under this lease.

     The Founding Practice leases one clinical location from Eastside Physicians Center, L.P., a Georgia limited partnership, of which Dr. Tritt, Dr. Pickford and Dr. Jackson are limited partners. The lease provides for monthly rental payments of approximately $5,500, subject to annual increases. Upon consummation of the Reorganization, the Company will assume the Founding Practice's obligations under this lease.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the terms of the capital stock of the Company. Such summary is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Charter"), attached as an exhibit hereto and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

     The Company's authorized capital stock currently consists of 50,000,000 shares of Common Stock, $.001 par value, and 10,000 shares of Preferred Stock, $1.00 par value.

COMMON STOCK

     Immediately prior to the date hereof, there were 561,225 shares of Common Stock outstanding held by two stockholders of record. Holders of shares of Common Stock are entitled to one vote at all meetings of stockholders for each share held by them and are not entitled to cumulative voting. Holders of Common Stock have no preemptive rights, no other rights to subscribe for additional shares of the Company, and no conversion rights or rights of redemption. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation, all holders of Common Stock are entitled to participate pro rata in the assets of the Company available for distribution, subject to the rights of any class of preferred stock then outstanding. All of the outstanding shares of Common Stock are, and the shares to be issued pursuant to the Offering will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

     None of the 10,000 shares of Preferred Stock authorized by the Company's Charter will be issued or outstanding upon completion of the Offering. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock, including the loss of voting control to others.

UNDERWRITERS' WARRANTS

     The Company has agreed to grant to the Underwriters, upon the closing of the Offering, the Underwriters' Warrants to purchase up to 200,000 shares of Common Stock. The Underwriters' Warrants cannot be transferred, sold, assigned or hypothecated for one year, except to any successor, officer or partner of each of the Underwriters. The Underwriters' Warrants are exercisable during the four-year period commencing one year from the date of this Prospectus at an
exercise price of $          per share of Common Stock (120% of the initial
public offering price) subject to adjustment in certain events to protect against dilution. The holders of the Underwriters' Warrants have certain demand and piggyback registration rights. See "Underwriting."

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CHARTER, BY-LAWS AND CERTAIN OTHER AGREEMENTS

     Stockholders' rights and related matters are governed by the DGCL, the Charter and the By-Laws. Certain provisions of the DGCL, the Charter and the By-Laws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for the Common Stock.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

     The By-Laws contain advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors of the Company. These procedures provide that notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company no later than 60 days nor more than 90 days prior to such annual meeting (or if less than 70 days' notice of a meeting of stockholders is given, stockholder proposals and nominations must be delivered to the Secretary of the Company no later than the close of business on the tenth day following the day notice was mailed). The notice of stockholder nominations must set forth certain information with respect to each nominee who is not an incumbent director.

  Business Combination Provisions

     The Company is subject to a Delaware statute regulating "business combinations," defined to include a broad range of transactions, between Delaware corporations and "interested stockholders," defined as persons who have acquired at least 15% of a corporation's stock. Under such statute a corporation may not engage in any business combination with any interested stockholder for a period of three years after the date such person became an interested stockholder unless certain conditions are satisfied. The statute contains provisions enabling a corporation to avoid the statute's restrictions.

     The Company has not sought to "elect out" of the statute, and, therefore, upon closing of the Offering and the registration of its shares of Common Stock under the Exchange Act, the restrictions imposed by such statute will apply to the Company.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     The Charter provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL which concerns unlawful payment of dividends, stock purchases or redemptions or (iv) for any transaction from which the director or officer derived an improper personal benefit.

     While the Charter provides directors and officers with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's or officer's breach of his duty of care.

     The Company intends to enter into Indemnification Agreements with each of its directors and executive officers. Each such Indemnification Agreement will provide that the Company will indemnify the indemnitee against expenses, including reasonable attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of the Company. Such indemnification will be available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful. See "Management -- Limitation on Liability; Indemnification Agreements."

TRANSFER AGENT AND REGISTRAR

     SunTrust Corp. will act as transfer agent and registrar for the Common
Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 5,328,725 shares of Common Stock outstanding, assuming that the Underwriters' over-allotment option is not exercised. Of these shares, the 2,000,000 shares offered hereby will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 3,328,725 shares outstanding upon completion of the Offering (including the shares of Common Stock issued in connection with the Reorganization) are "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares") and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. 550,000 Restricted Shares issued in connection with the formation of the Company will become eligible for sale pursuant to Rule 144 commencing July 1998.

     Beginning 90 days after the date of this Prospectus, certain shares issuable upon exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. If all the requirements of Rule 701 are met, an aggregate of approximately 62,500 shares of Common Stock issuable upon exercise of outstanding options will be eligible for sale pursuant to such rule beginning 90 days after the date of this Prospectus.

     Notwithstanding the foregoing, all stockholders of the Company prior to the Offering, have agreed not to sell, transfer or otherwise dispose of any shares of the Company's Common Stock without the prior written consent of Barington Capital Group, L.P., on behalf of the Underwriters for a period of 12 months after the date of this Prospectus. See "Underwriting."

     In general under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed to be "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     The Commission has proposed certain amendments to Rule 144 that would reduce to one year the holding period required prior to restricted securities becoming eligible for resale in the public market under Rule 144 and would reduce to two years the holding period required prior to a person becoming eligible to effect sales under Rule 144(k). This proposal, if adopted, would result in a substantial number of shares of Common Stock becoming eligible for resale in the public markets significantly sooner than would otherwise be the case, which could adversely affect the market price for the Common Stock. No assurance can be given concerning whether or when such proposal will be adopted by the Commission.

     Holders of the Underwriters' Warrants have certain demand and piggyback registration rights. In addition, the Existing Stockholders and the Acquisition Stockholders have "piggyback" registration rights with respect to their shares of Common Stock. See "Certain Transactions," "Description of Capital Stock -- Underwriters' Warrants" and "Underwriting."

     Prior to the Offering, there has been no market for the Common Stock of the Company, and the Company cannot predict what effect, if any, that sales of Common Stock or the availability of Common Stock for sale will have on the market price of such securities prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriter, the respective number of shares of Common Stock set forth opposite the name of such
Underwriter:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Barington Capital Group, L.P..............................................
              Total...........................................................
                                                                                ---------
                                                                                2,000,000

     The several Underwriters have agreed to purchase all of the shares of Common Stock offered hereby (other than shares that may be purchased under the Over-Allotment Option) if any are purchased. The Underwriters propose initially to offer the shares to the public at the price set forth on the cover page of this Prospectus. The Underwriters may allow a selling concession not exceeding
$          per share of Common Stock to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. The public offering price and concessions may be changed by the Underwriters after the initial public offering.

     The Company has granted an option to the Underwriters during the 45-day period after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions. The Underwriters may exercise the option only for the purpose of covering over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise their option, each Underwriter will be committed, subject to certain conditions, to purchase a number of such additional shares proportionate to such Underwriter's initial commitment.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay to the Underwriters a non-accountable expense allowance equal to 3% of the aggregate offering price of the shares of Common Stock offered hereby (including any shares of Common Stock purchased pursuant to the Over-Allotment Option) of which $35,000 has been paid to date.

     The Company has also agreed to sell to the Underwriters, upon the closing of the Offering for nominal consideration, the Underwriters' Warrants to purchase up to 200,000 shares of Common Stock. The Underwriters' Warrants cannot be transferred, sold, assigned or hypothecated for one year, except to any successor, officer or partner of each of the Underwriters. The Underwriters' Warrants are exercisable during the four-year period commencing one year from
the date of this Prospectus at an exercise price of $          per share of
Common Stock (120% of the initial public offering price) subject to adjustment in certain events to protect against dilution. The Company has agreed to register during the four-year period commencing one year after the date of this Prospectus, on two separate occasions, the securities issuable upon exercise thereof under the Securities Act, the initial such registration to be at the Company's expense and the second at the expense of the holders. The Company has also granted certain piggyback registration rights to the holders of the Underwriters' Warrants.

     The Underwriters have advised the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company, its directors and officers and the holders of all of the Company's outstanding Common Stock have agreed with the Underwriter not to sell, contract to sell or otherwise dispose of any of the Company's securities held by them for a period of 12 months following the date of this Prospectus without the prior written consent of Barington Capital Group, L.P., on behalf of the Underwriters, except for certain exceptions and under certain circumstances.

     The Company has agreed for the five year period commencing upon consummation of the Offering, to nominate, if requested by Barington, and use its best efforts (including the solicitation of proxies) to elect one designee of Barington to the board of directors of the Company. No designee has been chosen as of the date hereof.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the public offering price has been determined by arms-length negotiation between the Company and the Underwriters and does not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition, or other established criteria of value. Factors considered in determining such price included an assessment of the Company's recent financial results and current financial condition, future prospects of the Company, the qualifications of the Company's management, the general condition of the securities markets and other relevant factors.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New York, New York. The statements in the Prospectus under "Risk Factors -- Government Regulation," "-- Healthcare Reform Proposals" and "Business -- Government Regulation" are the subject of an opinion by Reed Smith Shaw & McClay, Washington, D.C., regulatory counsel to the Company. Certain legal matters will be passed upon for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

     The audited financial statements of Atlanta Ear, Nose & Throat Associates, P.C., the ENT Networks and Physicians' Specialty Corp. included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Securities and Exchange Commission (the "Commission") in Washington, D.C. with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at the following addresses: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          ----
I.     PHYSICIANS' SPECIALTY CORP.
       Report of Independent Public Accountants..........................................  F-2
       Consolidated Balance Sheets at September 30, 1996.................................  F-3
       Consolidated Statement of Operations for the Period from Inception (July 31, 1996)
         to September 30, 1996...........................................................  F-4
       Consolidated Statement of Stockholders' Equity for the Period from Inception (July
         31, 1996) to September 30, 1996.................................................  F-5
       Consolidated Statement of Cash Flows for the Period from Inception (July 31, 1996)
         to September 30, 1996...........................................................  F-6
       Notes to Consolidated Financial Statements........................................  F-7
II.    ATLANTA EAR, NOSE & THROAT ASSOCIATES, P.C.
       Report of Independent Public Accountants..........................................  F-9
       Balance Sheets at December 31, 1995 and 1994 and September 30, 1996 (unaudited)... F-10
       Statements of Operations for the Years Ended December 31, 1995, 1994 and 1993 and
         for the Nine Months Ended September 30, 1996 and 1995 (unaudited)............... F-11
       Statements of Owners' Equity for the Years Ended December 31, 1995, 1994 and 1993
         and for the Nine Months Ended September 30, 1996 (unaudited).................... F-12
       Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993 and
         for the Nine Months Ended September 30, 1996 and 1995 (unaudited)............... F-13
       Notes to Financial Statements..................................................... F-14
III.   THE ENT NETWORKS
       Report of Independent Public Accountants.......................................... F-19
       Combined Balance Sheets at December 31, 1995 and 1994 and September 30, 1996
         (unaudited)..................................................................... F-20
       Combined Statements of Operations for the Years Ended December 31, 1995, 1994 and
         1993 and for the Nine Months Ended September 30, 1996 and 1995 (unaudited)...... F-21
       Combined Statements of Owner's Equity for the Years Ended December 31, 1995, 1994
         and 1993 and for the Nine Months Ended September 30, 1996 (unaudited)........... F-22
       Combined Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and
         1993 and for the Nine Months Ended September 30, 1996 and 1995 (unaudited)...... F-23
       Notes to Combined Financial Statements............................................ F-24
IV.    UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
       Unaudited Pro Forma Combined Balance Sheet at September 30, 1996..................  P-2
       Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended
         September 30, 1996..............................................................  P-3
       Unaudited Pro Forma Combined Statement of Operations for the Year Ended December
         31, 1995........................................................................  P-4
       Notes to Unaudited Pro Forma Combined Financial Statements........................  P-5

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Physicians' Specialty Corp.:

     We have audited the accompanying consolidated balance sheet of PHYSICIANS' SPECIALTY CORP. (a Delaware corporation) as of September 30, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (July 31, 1996) to September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Physicians' Specialty Corp. as of September 30, 1996 and the results of their operations and their cash flows for the period from inception (July 31, 1996) to September 30, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
November 13, 1996

                          PHYSICIANS' SPECIALTY CORP.

                           CONSOLIDATED BALANCE SHEET

                                                                                  SEPTEMBER 30,
                                                                                      1996
                                                                                  -------------
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................................    $ 322,184
  Accounts receivable...........................................................       14,617
                                                                                     --------
                                                                                      336,801
                                                                                     --------
EQUIPMENT, net (Notes 2 and 3)..................................................       19,333
DEFERRED OFFERING COSTS AND OTHER (Note 2)......................................      329,713
                                                                                     --------
          Total.................................................................    $ 685,847
                                                                                     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued interest.........................................    $ 184,758
  Short-term debt (Note 4)......................................................      505,000
                                                                                     --------
                                                                                      689,758
                                                                                     --------
STOCKHOLDERS' EQUITY (Note 6):
  Preferred stock, $1.00 par value; 10,000 shares authorized; no shares issued
     and outstanding............................................................            0
  Common stock, $0.001 par value; 50,000,000 shares authorized; 550,000 shares
     issued and outstanding.....................................................          550
  Additional paid-in capital....................................................          450
  Accumulated deficit...........................................................       (4,911)
                                                                                     --------
          Total stockholders' equity............................................       (3,911)
                                                                                     --------
          Total liabilities and stockholders' equity............................    $ 685,847
                                                                                     ========

The accompanying notes are an integral part of this consolidated balance sheet.

                          PHYSICIANS' SPECIALTY CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                     FOR THE
                                                                                   PERIOD FROM
                                                                                    INCEPTION
                                                                                    (JULY 31,
                                                                                    1996) TO
                                                                                  SEPTEMBER 30,
                                                                                      1996
                                                                                  -------------
REVENUES........................................................................     $14,617
                                                                                     -------
OPERATING EXPENSES:
  Salaries, wages, and benefits.................................................      13,289
  General and administrative expenses...........................................       5,517
  Depreciation and amortization.................................................         722
                                                                                     -------
                                                                                      19,528
                                                                                     -------
NET LOSS........................................................................     $(4,911)
                                                                                     =======

  The accompanying notes are an integral part of this consolidated statement.

                          PHYSICIANS' SPECIALTY CORP.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE PERIOD FROM INCEPTION (JULY 31, 1996)
                             TO SEPTEMBER 30, 1996

                                                                    ADDITIONAL
                                                   COMMON STOCK      PAID-IN     ACCUMULATED
                                                 SHARES    AMOUNT    CAPITAL       DEFICIT      TOTAL
                                                 -------   ------   ----------   -----------   -------
BALANCE, inception (July 31, 1996).............        0    $  0       $  0        $     0     $     0
  Issuance of common stock.....................  550,000     550        450              0       1,000
  Net loss.....................................        0       0          0         (4,911)     (4,911)
                                                 -------   ------   ----------   -----------   -------
BALANCE, September 30, 1996....................  550,000    $550       $450        $(4,911)    $(3,911)
                                                 =======   ======   =======      =========     =======

  The accompanying notes are an integral part of this consolidated statement.

                          PHYSICIANS' SPECIALTY CORP.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               FOR THE PERIOD
                                                                               FROM INCEPTION
                                                                               (JULY 31, 1996)
                                                                            TO SEPTEMBER 30, 1996
                                                                            ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................................        $  (4,911)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization........................................              722
     Increase in accounts receivable......................................          (14,617)
     Increase in accounts payable.........................................          184,758
     Increase in other assets.............................................           (1,100)
                                                                                  ---------
          Total adjustments...............................................          169,763
                                                                                  ---------
          Net cash provided by operating activities.......................          164,852
                                                                                  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................................................          (20,000)
                                                                                  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under short-term debt........................................          505,000
  Issuance of common stock................................................            1,000
  Deferred offering costs.................................................         (328,668)
                                                                                  ---------
          Net cash provided by financing activities.......................          177,332
                                                                                  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.................................          322,184
                                                                                  ---------
CASH AND CASH EQUIVALENTS, inception (July 31, 1996)......................                0
                                                                                  ---------
CASH AND CASH EQUIVALENTS, September 30, 1996.............................        $ 322,184
                                                                                  =========

  The accompanying notes are an integral part of this consolidated statement.

                          PHYSICIANS' SPECIALTY CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

1. ORGANIZATION

     Physicians' Specialty Corp. was organized in July of 1996 to provide physician practice management services to medical groups specializing in disorders and diseases of the ear, nose and throat.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Physicians' Specialty Corp. and its subsidiaries, all of which are wholly owned (collectively, the "Company"). Intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash flows, cash and cash equivalents include cash on hand and in checking and money market accounts.

EQUIPMENT

     Equipment is recorded at cost. Depreciation is computed on the straight-line method over the estimated service lives of depreciable assets (five years). Maintenance and repairs are charged to expense as incurred. The cost of renewals and betterments is capitalized and depreciated over the applicable estimated useful lives. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

DEFERRED OFFERING COSTS

     The Company has capitalized legal and consulting expenses incurred through September 30, 1996 related to a stock offering. These costs will be offset against the proceeds upon completion of the stock offering.

ORGANIZATION COSTS

     The Company has capitalized legal expenses incurred prior to July 31, 1996 related to the organization and start-up of the Company. These costs are included in other assets on the balance sheet and are being amortized over a three-year period.

REVENUE RECOGNITION

     The Company recognizes revenue at the date management services are provided.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company estimates that the carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximated their fair values as of September 30, 1996 due to the relatively short maturity of these instruments.

                          PHYSICIANS' SPECIALTY CORP.

3. EQUIPMENT

     Equipment at September 30, 1996 consisted of the following:

    Equipment..................................................................  $20,000
    Less accumulated depreciation..............................................     (667)
                                                                                 -------
                                                                                 $19,333
                                                                                 =======

4. SHORT-TERM DEBT

     The Company's short-term debt at September 30, 1996 consisted of promissory notes in principal amounts ranging from $20,000 to $170,500 and bearing simple interest at a bank prime rate (6% at September 30, 1996). Amounts are payable to various related party organizations and individuals. The short-term debt matures at the earlier of the completion of a stock offering or June 30, 1997. Management has the capacity to fund requisite cash operating needs.

5. INCOME TAXES

     Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are calculated by applying the provisions of enacted tax law to determine the amount of taxes payable or refundable currently or in future years.

     Deferred tax assets for the Company arise mainly as a result of net operating losses deductible for income tax purposes. The Company evaluates the need for a valuation allowance related to the deferred tax assets based on recent earnings, anticipated future operating profits, and the anticipated reversal of taxable temporary differences, if any. Income tax net operating loss carryforwards totaled approximately $4,900 as of September 30, 1996. A valuation allowance was recorded at September 30, 1996 for approximately $1,900 to offset this net deferred tax asset.

6. STOCKHOLDERS' EQUITY

     Stockholders' equity includes the respective capital stock, additional paid-in capital and accumulated deficit of the Company. Subsequent to the period ended September 30, 1996, the Company declared a .6875 to 1 reverse stock split. All financial information has been restated to reflect for the stock split.

7. RELATED-PARTY TRANSACTIONS

     The Company is currently providing management services to the ENT Networks, a related party.

     The Company utilizes office space of a related party for which no rent or other consideration is charged.

8. SUBSEQUENT EVENT

     In November 1996, the Company adopted two stock option plans, the 1996 Stock Option Plan and the 1996 Health Care Professionals Stock Option Plan. The Company has authorized up to 825,000 options to purchase shares under these plans.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlanta Ear, Nose, and Throat Associates, P.C.:

     We have audited the accompanying balance sheets of ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C. (a Georgia corporation) as of December 31, 1995 and 1994 and the related statements of operations, owners' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlanta Ear, Nose, and Throat Associates, P.C. as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
October 15, 1996

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

                                 BALANCE SHEETS

                                                                 DECEMBER 31,
                                                            -----------------------   SEPTEMBER 30,
                                                               1995         1994          1996
                                                            ----------   ----------   -------------
                                                                                       (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)......................  $  401,517   $   23,832    $   455,135
  Accounts receivable, less estimated allowances for
     uncollectible accounts of $66,317, $34,619, and
     $86,504 in 1995, 1994 and 1996, respectively (Note
     2)...................................................   2,003,634    1,592,738      2,432,706
  Prepayments and other...................................      23,180       19,071         60,402
                                                            ----------   ----------     ----------
                                                             2,428,331    1,635,641      2,948,243
PROPERTY AND EQUIPMENT, net (Note 3)......................     986,094      720,023      1,502,762
OTHER ASSETS..............................................      21,735        8,473        205,342
                                                            ----------   ----------     ----------
          Total assets....................................  $3,436,160   $2,364,137    $ 4,656,347
                                                            ==========   ==========     ==========
                                  LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES:
  Current portion of notes payable (Note 4)...............  $  178,000   $  286,190    $   357,120
  Accounts payable........................................     112,473      171,326        141,661
  Accrued compensation to owners..........................   1,564,396    1,051,219      2,504,412
  Other accrued liabilities...............................     713,769      559,880        740,478
                                                            ----------   ----------     ----------
                                                             2,568,638    2,068,615      3,743,671
                                                            ----------   ----------     ----------
NOTES PAYABLE, long-term (Note 4).........................     802,000      230,000        847,154
                                                            ----------   ----------     ----------
COMMITMENTS AND CONTINGENCIES (Note 7)
OWNERS' EQUITY (Note 2):
  Common stock, $1 par value; 10,000 shares authorized;
     1,000 shares issued and outstanding..................       1,000        1,000          1,000
  Additional paid-in capital..............................      64,522       64,522         64,522
  Retained earnings.......................................           0            0              0
                                                            ----------   ----------     ----------
          Total owners' equity............................      65,522       65,522         65,522
                                                            ----------   ----------     ----------
          Total liabilities and owners' equity............  $3,436,160   $2,364,137    $ 4,656,347
                                                            ==========   ==========     ==========

      The accompanying notes are an integral part of these balance sheets.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

                            STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                      -------------------------------------   -----------------------
                                         1995          1994         1993         1996         1995
                                      -----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
NET PATIENT SERVICE REVENUES (Note
  2)................................  $10,290,549   $8,123,653   $7,195,068   $9,522,449   $7,627,075
                                      -----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES:
  Salaries, wages, and benefits.....    3,922,240    2,928,834    2,276,999    3,705,384    2,767,500
  Compensation to
     owner-physicians...............    3,961,310    3,343,812    3,169,990    3,339,477    3,030,408
  General and administrative
     expenses.......................    1,884,613    1,473,805    1,385,935    2,009,402    1,430,783
  Bad debt expense..................      233,069      109,694       60,788      229,100      178,125
  Depreciation and amortization.....      275,072      258,818      262,349      262,879      206,304
                                      -----------   ----------   ----------   ----------   ----------
                                       10,276,304    8,114,963    7,156,061    9,546,242    7,613,120
                                      -----------   ----------   ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS.......       14,245        8,690       39,007      (23,793)      13,955
OTHER (INCOME) EXPENSE, net.........       14,245        8,690       39,007      (23,793)      13,955
                                      -----------   ----------   ----------   ----------   ----------
NET INCOME..........................  $         0   $        0   $        0   $        0   $        0
                                      ===========   ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

                          STATEMENTS OF OWNERS' EQUITY

                                                       COMMON STOCK     ADDITIONAL
                                                      ---------------    PAID-IN     RETAINED
                                                      SHARES   AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                      ------   ------   ----------   --------   -------
BALANCE, December 31, 1993..........................  1,000    $1,000    $ 64,522       $0      $65,522
Net income..........................................      0         0           0        0            0
                                                                                        --
                                                      -----    ------     -------               -------
BALANCE, December 31, 1994..........................  1,000     1,000      64,522        0       65,522
Net income..........................................      0         0           0        0            0
                                                                                        --
                                                      -----    ------     -------               -------
BALANCE, December 31, 1995..........................  1,000     1,000      64,522        0       65,522
                                                      =====    ======     =======       ==      =======
Net income (unaudited)..............................      0         0           0        0            0
                                                                                        --
                                                      -----    ------     -------               -------
BALANCE, September 30, 1996 (unaudited).............  1,000    $1,000    $ 64,522       $0      $65,522
                                                      =====    ======     =======       ==      =======

        The accompanying notes are an integral part of these statements.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

                            STATEMENTS OF CASH FLOWS

                                                                                 NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1995         1994         1993         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $        0   $        0   $        0   $        0   $        0
                                       ----------   ----------   ----------   ----------   ----------
  Adjustments to reconcile net income
     to net cash provided by
     operating activities:
     Depreciation and amortization...     275,072      258,818      262,349      262,879      206,304
     (Increase) decrease in assets:
       Accounts receivable...........    (410,896)    (266,738)     (29,000)    (429,072)    (128,578)
       Prepayments and other
          assets.....................     (17,371)      (1,650)      (2,290)    (220,829)     (60,982)
     Increase (decrease) in
       liabilities:
       Accounts payable..............     (58,853)     (98,659)     116,202       29,188     (107,624)
       Accrued liabilities...........     667,066      486,267       62,970      966,725    1,175,574
                                       ----------   ----------   ----------   ----------   ----------
          Total adjustments..........     455,018      378,038      410,231      608,891    1,084,694
                                       ----------   ----------   ----------   ----------   ----------
          Net cash provided by
            operating activities.....     455,018      378,038      410,231      608,891    1,084,694
                                       ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............    (541,143)    (162,435)    (321,915)    (779,547)    (366,166)
                                       ----------   ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on notes
     payable.........................    (286,000)    (241,810)    (222,447)    (275,726)    (220,000)
  Borrowings under notes payable.....     749,810            0      170,000      500,000            0
                                       ----------   ----------   ----------   ----------   ----------
          Net cash provided by (used
            in) financing
            activities...............     463,810     (241,810)     (52,447)     224,274     (220,000)
                                       ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................     377,685      (26,207)      35,869       53,618      498,528
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD................      23,832       50,039       14,170      401,517       23,832
                                       ----------   ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD.............................  $  401,517   $   23,832   $   50,039   $  455,135   $  522,360
                                       ==========   ==========   ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for:
     Interest........................  $   33,666   $   40,379   $   51,729   $   64,050   $   29,569
                                       ==========   ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

                         NOTES TO FINANCIAL STATEMENTS
      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. THE COMPANY AND BASIS OF PRESENTATION

     Atlanta Ear, Nose, and Throat Associates, P.C. (the "Company") was organized in 1988. The Company currently has seventeen physicians, fifteen audiologists, six physician assistants, and over one hundred total employees. The physicians within the group deal with a wide variety of ear, nose, and throat specialties, including general otolaryngology, pediatric otolaryngology, head and neck surgery, neuro-otology, and facial plastic surgery. The group also provides comprehensive audiology services. There are currently fourteen office locations throughout the metropolitan Atlanta area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and in checking and money market accounts.

ACCOUNTS RECEIVABLE

     Accounts receivable principally represent receivables from patients and third-party payers for medical services provided by physician owners and employees. Such amounts are recorded net of estimated contractual allowances. Contractual adjustments result from the differences between the rates charged by the physicians for services performed and the amounts allowed by the Medicare and Medicaid programs and other public and private insurers. An allowance for uncollectible accounts has been established to provide for losses on uncollectible accounts based on management's estimates and historical collection.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed on the straight-line method over the estimated service lives of depreciable assets (life of the lease for leasehold improvements, five to seven years for equipment, and seven years for furniture and fixtures). Maintenance and repairs are charged to expense as incurred. The cost of renewals and betterments is capitalized and depreciated over the applicable estimated useful lives. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

OWNERS' EQUITY

     Owners' equity includes the respective capital stock, partnership capital and retained earnings of the Company. Various types of agreements exist among the owners which call for the transfer of a physician's ownership interest by the continuing owners in the case of certain events such as the owner's retirement or death.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company estimates that the carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and debt, approximated their fair values as of each balance sheet date because of the relatively short maturity of these instruments.

NET PATIENT SERVICE REVENUES

     Patient service revenues are reported at the estimated realizable amounts from patients, third-party payers (which include managed care providers, commercial insurance carriers, and health maintenance organizations), and others for services rendered. Additionally, the Company participates in agreements with managed care organizations to provide services at negotiated rates.

CONCENTRATION OF CREDIT RISK

     The Company extends credit to patients covered by insurance programs such as governmental programs like Medicare and Medicaid and private insurers. The Company manages credit risk with the various public and private insurance providers, as appropriate. Allowances for doubtful accounts have been made for potential losses, where appropriate.

INTERIM FINANCIAL STATEMENTS

     The Company has made all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition of the Company as of September 30, 1996 and the results of operations for the nine months ended September 30, 1995 and 1996, as presented in the accompanying unaudited financial statements.

3. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1995 and 1994 and September 30, 1996 consisted of the following:

                                                          DECEMBER 31,
                                                    -------------------------      SEPTEMBER
                                                       1995           1994          30, 1996
                                                    ----------     ----------     ------------
    Leasehold improvements........................  $  225,519     $  145,843     $    378,546
    Equipment.....................................   1,588,376      1,148,649        1,797,055
    Furniture and fixtures........................     152,905        140,021          570,746
                                                    ----------     ----------       ----------
                                                     1,966,800      1,434,513        2,746,347
    Less accumulated depreciation.................    (980,706)      (714,490)      (1,243,585)
                                                    ----------     ----------       ----------
                                                    $  986,094     $  720,023     $  1,502,762
                                                    ==========     ==========       ==========

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

4. NOTES PAYABLE

     The Company's notes payable at December 31, 1995 and 1994 and September 30, 1996 are as follows:

                                                                                 SEPTEMBER 30,
                                                         1995         1994           1996
                                                       --------     --------     -------------
    Note payable to bank dated December 23, 1993;
      principal of $848,000 and interest (at Prime
      less 0.25%) due monthly through June 22, 1998;
      secured by all property and equipment..........  $230,000     $516,190      $    32,190
    Note payable to bank dated December 26, 1995;
      principal of $750,000 and interest (at Prime
      less 0.25%) due monthly beginning December 26,
      1995 through March 25, 1996 based on terms of
      refinancing; secured by all property and
      equipment......................................   750,000            0                0
    Note payable to bank dated July 11, 1996;
      principal of $1,212,500 and interest (at Prime
      less 0.25%) due monthly through July 10, 2001;
      secured by accounts receivable and property and
      equipment......................................         0            0        1,172,084
                                                       --------     --------       ----------
                                                        980,000      516,190        1,204,274
    Less current portion.............................   178,000      286,190          357,120
                                                       --------     --------       ----------
    Notes payable due after one year.................  $802,000     $230,000      $   847,154
                                                       ========     ========       ==========

     The aggregate maturities of notes payable at December 31, 1995 are as follows:

    1996......................................................................  $178,000
    1997......................................................................   254,542
    1998......................................................................   152,542
    1999......................................................................   152,542
    2000 and thereafter.......................................................   242,374
                                                                                --------
                                                                                $980,000
                                                                                ========

5. INCOME TAXES

     The Company has elected to be taxed as an S corporation as permitted by the Internal Revenue Code. As an S corporation, the Company is not a taxable entity, and separately stated items of income, loss, deduction, and credit are passed through to and taken into account by the individual owners in computing their federal and state individual income tax liabilities.

6. EMPLOYEE BENEFIT PLAN

     The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan requires that the Company provide a 25% matching contribution for up to 6% of an employee's contribution base up to specified limitations. The total cost of the Company's plan was approximately $9,755 and $5,991 in 1995 and 1994, respectively.

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

7. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases facilities under operating leases which expire at various dates through December 2010. Future minimum lease payments under these leases as of December 31, 1995 are as follows:

    1996.....................................................................  $  893,841
    1997.....................................................................     838,264
    1998.....................................................................     771,816
    1999.....................................................................     648,336
    2000 and thereafter......................................................   5,129,024

     Lease expense for the years ended December 31, 1995, 1994, and 1993 and for the nine months ended September 30, 1996 totaled approximately $597,000, $471,000, $487,000 and $716,000, respectively.

INSURANCE

     The Company is insured with respect to medical malpractice risks on a claims made basis. Accordingly, coverage relates only to claims made during the policy term. Historically, any claims paid have been within the insurance policy limits. Management is not aware of any claims against it or its affiliated medical practices which might have a material impact on the Company's financial position or results of operations.

EMPLOYMENT AGREEMENTS

     Certain management personnel and physician employees are covered by employment agreements that vary in length from one to five years, which include, among other terms, salary and benefits provisions. Future minimum payments under these agreements as of December 31, 1995 are approximately:

    1996.....................................................................  $4,087,500
    1997.....................................................................     950,000
    1998.....................................................................     540,000
    1999.....................................................................     140,000
    2000 and thereafter......................................................           0

8. LEGAL PROCEEDINGS

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

9. RELATED-PARTY TRANSACTIONS

     For the years ended December 31, 1995, 1994, and 1993, the Company paid approximately $250,000 annually in rent for its location at the Medical Quarters to a certain stockholder who owns this location.

     For the year ended December 31, 1995, the Company paid approximately $38,000 in rent for its Snellville location to a partnership in which certain stockholders are partners.

     For the years ended December 31, 1995, 1994, and 1993, the Company paid approximately $40,000 annually in rent for its Duluth location to a partnership in which a certain stockholder is partner.

     For the years ended December 31, 1995, 1994, and 1993, and for the nine months ended September 30, 1996 and 1995, the Company received approximately $2,292,000, $1,286,000, $1,333,000, $1,930,000, and $1,593,000, respectively, in discounted fee-for-service payments from three companies which are solely owned

                 ATLANTA EAR, NOSE, AND THROAT ASSOCIATES, P.C.

by a certain stockholder of the Company. In addition for the years ended December 31, 1995, 1994 and 1993, and for the nine months ended September 30, 1996 and 1995, the Company received approximately $65,000, $29,000, $54,000, $22,000 and $45,000, respectively, in salary and expense reimbursements from these three companies for work performed by two employees of the Company.

10. SUBSEQUENT EVENT

NEW DEBT

     On July 11, 1996 the Company entered into a new $1,212,500 loan agreement with a bank to replace its existing $750,000 secured note payable and to finance the purchase of property and equipment. The new loan agreement is evidenced by a secured promissory note payable to the bank by July 10, 2001 that bears interest at a per annum rate of prime rate less 0.25%. This loan agreement is guaranteed by the owners of the Company up to 120% of their ownership interests.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlanta-AHP, Inc.,
ENT Center of Atlanta, Inc., and
Atlanta ENT Center, Inc.:

     We have audited the accompanying combined balance sheets of ATLANTA-AHP, INC., ENT CENTER OF ATLANTA, INC., AND ATLANTA ENT CENTER, INC. (Georgia corporations) (collectively, the "ENT Networks") as of December 31, 1995 and 1994 and the related combined statements of operations, owner's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the ENT Networks' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the ENT Networks as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
October 15, 1996

                                  ENT NETWORKS

                            COMBINED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                               -------------------   SEPTEMBER 30,
                                                                 1995       1994         1996
                                                               --------   --------   -------------
                                                                                      (UNAUDITED)
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................  $302,054   $291,496     $ 771,311
EQUIPMENT, net...............................................     4,041      4,574         4,702
                                                               --------   --------      --------
          Total assets.......................................  $306,095   $296,070     $ 776,013
                                                               ========   ========      ========
                                  LIABILITIES AND OWNER'S EQUITY
CURRENT LIABILITIES:
  Claims payable.............................................  $436,043   $550,000     $ 387,651
                                                               --------   --------      --------
COMMITMENTS AND CONTINGENCIES (Note 5)
OWNER'S EQUITY:
  Common stock, no par value; 210,000 shares authorized;
     2,000 shares issued and outstanding.....................        --         --            --
  Additional paid-in capital.................................     2,000      2,000         2,000
  Retained earnings..........................................  (131,948)  (255,930)      386,362
                                                               --------   --------      --------
          Total owner's equity...............................  (129,948)  (253,930)      388,362
                                                               --------   --------      --------
          Total liabilities and owner's equity...............  $306,095   $296,070     $ 776,013
                                                               ========   ========      ========

 The accompanying notes are an integral part of these combined balance sheets.

                                  ENT NETWORKS

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1995         1994         1993         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
CAPITATION REVENUE...................  $4,168,279   $3,510,747   $2,314,513   $3,285,614   $3,043,862
                                       ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES:
  Salaries, wages, and benefits......      64,600       28,752       53,500       22,072       44,745
  General and administrative
     expenses........................     170,792      136,757      122,815      112,247      122,658
  Depreciation.......................       6,395        7,795          873        5,696        4,796
  Provider claims....................   2,892,646    2,455,964    1,692,309    2,389,767    2,149,673
                                       ----------   ----------   ----------   ----------   ----------
                                        3,134,433    2,629,268    1,869,497    2,529,782    2,321,872
                                       ----------   ----------   ----------   ----------   ----------
INCOME FROM OPERATIONS...............   1,033,846      881,479      445,016      755,832      721,990
OTHER INCOME, net....................      33,476       25,388       10,413       17,828       23,049
                                       ----------   ----------   ----------   ----------   ----------
NET INCOME...........................  $1,067,322   $  906,867   $  455,429   $  773,660   $  745,039
                                       ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these combined statements.

                                  ENT NETWORKS

                     COMBINED STATEMENTS OF OWNER'S EQUITY

                                                COMMON STOCK     ADDITIONAL
                                               ---------------    PAID-IN      RETAINED
                                               SHARES   AMOUNT    CAPITAL      EARNINGS        TOTAL
                                               ------   ------   ----------   -----------   -----------
BALANCE, December 31, 1992...................      0      $0       $2,000     $  (133,226)  $  (131,226)
  Distributions..............................      0       0            0        (485,000)     (485,000)
  Net income.................................      0       0            0         455,429       455,429
                                                          --
                                               -----               ------     -----------   -----------
BALANCE, December 31, 1993...................  2,000       0        2,000        (162,797)     (160,797)
  Distributions..............................      0       0            0      (1,000,000)   (1,000,000)
  Net income.................................      0       0            0         906,867       906,867
                                                          --
                                               -----               ------     -----------   -----------
BALANCE, December 31, 1994...................  2,000       0        2,000        (255,930)     (253,930)
  Distributions..............................      0       0            0        (943,340)     (943,340)
  Net income.................................      0       0            0       1,067,322     1,067,322
                                                          --
                                               -----               ------     -----------   -----------
BALANCE, December 31, 1995...................  2,000       0        2,000        (131,948)     (129,948)
  Distributions (unaudited)..................      0       0            0        (255,350)     (255,350)
  Net income (unaudited).....................      0       0            0         773,660       773,660
                                                          --
                                               -----               ------     -----------   -----------
BALANCE, September 30, 1996 (unaudited)......  2,000      $0       $2,000     $   386,362   $   388,362
                                               =====      ==       ======     ===========   ===========

   The accompanying notes are an integral part of these combined statements.

                                  ENT NETWORKS

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                      ------------------------------------   -----------------------
                                         1995         1994         1993         1996         1995
                                      ----------   -----------   ---------   ----------   ----------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income........................  $1,067,322   $   906,867   $ 455,429   $  773,660   $  745,039
                                      ----------   -----------   ---------   ----------   ----------
  Adjustments to reconcile net
     income to net cash provided by
     operating activities:
     Depreciation and
       amortization.................       6,395         7,795         873        5,696        4,796
     Increase (decrease) in claims
       payable......................    (113,957)      275,000       7,236      (48,392)     121,290
                                      ----------   -----------   ---------   ----------   ----------
          Total adjustments.........    (107,562)      282,795       8,109      (42,696)     126,086
                                      ----------   -----------   ---------   ----------   ----------
          Net cash provided by
            operating activities....     959,760     1,189,662     463,538      730,964      871,125
                                      ----------   -----------   ---------   ----------   ----------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Capital expenditures..............      (5,862)      (11,059)     (2,183)      (6,357)      (5,862)
                                      ----------   -----------   ---------   ----------   ----------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Distributions to owners...........    (943,340)   (1,000,000)   (485,000)    (255,350)           0
                                      ----------   -----------   ---------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS..................      10,558       178,603     (23,645)     469,257      865,263
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD...............     291,496       112,893     136,538      302,054      291,496
                                      ----------   -----------   ---------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD............................  $  302,054   $   291,496   $ 112,893   $  771,311   $1,156,759
                                      ==========   ===========   =========   ==========   ==========

   The accompanying notes are an integral part of these combined statements.

                                  ENT NETWORKS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
      (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION

     Atlanta-AHP, Inc. ("AHP"), ENT Center of Atlanta, Inc. ("ENT Center"), and Atlanta ENT Center, Inc. ("Atlanta ENT") (collectively "ENT Networks" or the "Company") were organized as Georgia S corporations. The ENT Networks have contracts to administer capitated specialty services in the greater Atlanta area through affiliated physicians and other independent physicians.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of AHP, ENT Center, and Atlanta ENT and have been combined because of common control and ownership. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and in checking and money market accounts.

EQUIPMENT

     Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated service lives of depreciable assets (five to seven years). Maintenance and repairs are charged to expense as incurred. The cost of renewals and betterments is capitalized and depreciated over the applicable estimated useful lives. The cost and accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

CLAIMS PAYABLE

     The cost of providing healthcare services is accrued for in the period in which it is provided to a member based in part on estimates, including an accrual for medical services provided but not reported to the ENT Networks.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company estimates that the carrying amounts of financial instruments, including cash and cash equivalents and accounts payable, approximated their fair values as of each balance sheet date because of the relatively short maturity of these instruments.

CAPITATION REVENUE

     Membership contracts are on a yearly basis and are subject to cancellation. Premiums are due monthly and are recognized as revenue during the period in which the ENT Networks is obligated to provide services to members.

                                  ENT NETWORKS

INTERIM FINANCIAL STATEMENTS

     The ENT Networks have made all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition of the ENT Networks as of September 30, 1996, and the results of operations for the nine months ended September 30, 1996 and 1995 as presented in the accompanying unaudited financial statements.

3. EQUIPMENT

     Equipment at December 31, 1995 and 1994 and September 30, 1996 consisted of the following:

                                                               DECEMBER 31,      SEPTEMBER 30,
                                                              1995      1994         1996
                                                            --------   -------   -------------
    Equipment.............................................  $ 19,648   $13,786     $  26,005
    Less accumulated depreciation.........................   (15,607)   (9,212)      (21,303)
                                                            --------   --------
                                                            $  4,041   $ 4,574     $   4,702
                                                            ========   ========

4. INCOME TAXES

     The ENT Networks have elected to be taxed as S corporations as permitted by the Internal Revenue Code. As an S corporation, ENT Networks is not a taxable entity, and separately stated items of income, loss, deduction, and credit are passed through to and taken into account by the individual owners in computing their federal and state individual income tax liabilities.

5. COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect ENT Networks' financial position or results of operations.

6. RELATED-PARTY TRANSACTIONS

     For the years ended December 31, 1995, 1994, and 1993 and for the nine months ended September 30, 1996 and 1995, the ENT Networks paid approximately $2,292,000, $1,286,000, $1,133,000, $1,930,000 and $1,593,0000, respectively, in discounted fee-for-service payments to a company in which an owner is the shareholder. In addition, for the years ended December 31, 1995, 1994, and 1993 and for the nine months ended September 30, 1996 and 1995, the ENT Networks paid approximately $65,000, $29,000, $54,000, $22,000 and $45,000, respectively, in salary and expense reimbursements to this related company for work performed by two of its employees.

     For the years ended December 31, 1995, 1994, and 1993 and for the nine months ended September 30, 1996 and 1995, the ENT Networks paid approximately $148,000, $124,000, $75,000, $101,000 and $114,000, respectively, to its owner and a related physician in administrative and management fees.

     The following Unaudited Pro Forma Combined Statements of Operations give effect to the Reorganization of Physicians' Specialty Corp., Atlanta Ear, Nose & Throat Associates, P.C. and the ENT Networks as if it had been consummated as of January 1, 1995. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Reorganization as if it had occurred on September 30, 1996. The unaudited pro forma combined financial information and notes thereto do not purport to represent what the Company's results of operations or financial position would actually have been if such transactions had occurred on such dates or project the Company's results of operations or financial position for future periods or dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable in the circumstances. The following unaudited pro forma financial statements and related notes should be read in conjunction with other financial information pertaining to the Company, including the audited financial statements, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                          PHYSICIANS' SPECIALTY CORP.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                           SEPTEMBER 30, 1996
                            ---------------------------------------------------------------------------------
                             ATLANTA                PHYSICIANS'
                            EAR, NOSE,     ENT       SPECIALTY    UNADJUSTED    PRO-FORMA          PRO-FORMA
                             & THROAT    NETWORKS      CORP.        TOTAL      ADJUSTMENTS           TOTAL
                            ----------   --------   -----------   ----------   -----------         ----------
                                                   ASSETS
CURRENT ASSETS:
  Cash and cash
     equivalents..........  $  455,135   $771,311    $ 322,184    $1,548,630   $         0         $1,548,630
  Accounts receivable,
     net..................   2,432,706          0       14,617     2,447,323             0          2,447,323
  Inventory...............           0          0            0             0             0                  0
  Prepayments and other...      60,402          0            0        60,402             0             60,402
                            ----------   --------   -----------   ----------   -----------         ----------
                             2,948,243    771,311      336,801     4,056,355             0          4,056,355
PROPERTY AND EQUIPMENT
  (net)...................   1,502,762      4,702       19,333     1,526,797             0          1,526,797
OTHER ASSETS..............     205,342          0      329,713       535,055             0            535,055
                            ----------   --------   -----------   ----------   -----------         ----------
          Total assets....  $4,656,347   $776,013    $ 685,847    $6,118,207   $         0         $6,118,207
                             =========   ========     ========     =========    ==========          =========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes
     payable -- banks.....  $  357,120   $      0    $ 505,000    $  862,120   $         0         $  862,120
  Accrued compensation to
     owners...............   2,504,412          0            0     2,504,412    (2,504,412)(7)              0
  Accounts payable........     141,661    387,651      184,758       714,070             0            714,070
  Accrued expenses........     740,478          0            0       740,478             0            740,478
  Deferred taxes..........           0          0            0             0       604,721(6)         604,721
                            ----------   --------   -----------   ----------   -----------         ----------
                             3,743,671    387,651      689,758     4,821,080    (1,899,691)         2,921,389
LONG-TERM DEBT............     847,154          0            0       847,154             0            847,154
STOCKHOLDERS' EQUITY......      65,522    388,362       (3,911)      449,973     1,899,691(7)(6)    2,349,664
                            ----------   --------   -----------   ----------   -----------         ----------
          Total
            liabilities
            and
            stockholders'
            equity........  $4,656,347   $776,013    $ 685,847    $6,118,207   $         0         $6,118,207
                             =========   ========     ========     =========    ==========          =========

      See the notes to unaudited pro forma combined financial statements.

                          PHYSICIANS' SPECIALTY CORP.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
                            ----------------------------------------------------------------------------------
                             ATLANTA                  PHYSICIANS'
                            EAR, NOSE,      ENT        SPECIALTY    UNADJUSTED     PRO-FORMA        PRO-FORMA
                             & THROAT     NETWORKS       CORP          TOTAL      ADJUSTMENTS         TOTAL
                            ----------   ----------   -----------   -----------   -----------      -----------
Capitation and patient
  service revenues........  $9,522,449   $3,285,614     $14,617     $12,822,680   $(1,930,144)(3)  $10,892,536
Less: amounts retained by
  physician owners........   3,339,477            0           0       3,339,477    (1,161,668)(2)    2,177,809
                            ----------   ----------     -------     -----------   -----------      -----------
Net revenues..............   6,182,972    3,285,614      14,617       9,483,203      (768,476)       8,714,727
Expenses
  Salaries, wages &
     benefits.............   3,705,384       22,072      13,289       3,740,745       (22,072)(3)    3,718,673
  General &
     administrative.......   2,009,402      112,248       5,517       2,127,167      (100,793)(4)    2,026,374
  Bad debt expense........     229,100            0           0         229,100             0          229,100
  Depreciation and
     amortization.........     262,879        5,696         722         269,297             0          269,297
  Provider claims.........           0    2,389,767           0       2,389,767    (1,930,144)(3)      459,623
                            ----------   ----------     -------     -----------   -----------      -----------
                             6,206,765    2,529,783      19,528       8,756,076    (2,053,009)       6,703,067
Operating income (loss)...     (23,793)     755,831      (4,911)        727,127     1,284,533        2,011,660
Other expense (income),
  net.....................     (23,793)     (17,828)          0         (41,621)                       (41,621)
                            ----------   ----------     -------     -----------   -----------      -----------
Pretax income.............           0      773,659      (4,911)        768,748     1,284,533        2,053,281
Provision for income
  taxes...................           0            0           0               0       800,780(5)       800,780
                            ----------   ----------     -------     -----------   -----------      -----------
          Net income......  $        0   $  773,659     $(4,911)    $   768,748   $   483,753      $ 1,252,501
                            ==========   ==========     =======     ===========   ===========      ===========

See the accompanying notes to unaudited pro forma combined financial statements.

                          PHYSICIANS' SPECIALTY CORP.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                    ---------------------------------------------------------------------
                                      ATLANTA
                                    EAR, NOSE,       ENT       UNADJUSTED     PRO-FORMA        PRO-FORMA
                                     & THROAT      NETWORKS       TOTAL      ADJUSTMENTS         TOTAL
                                    -----------   ----------   -----------   -----------      -----------
Capitation and patient service
  revenues........................  $10,290,549   $4,168,279   $14,458,828   $(2,292,149)(3)  $12,166,679
Less: amounts retained by
  physician owners................    3,961,310            0     3,961,310    (1,286,319)(2)    2,674,991
                                    -----------   ----------   -----------   -----------      -----------
Net revenues......................    6,329,239    4,168,279    10,497,518    (1,005,830)       9,491,688
Expenses
  Salaries, wages & benefits......    3,922,240       64,600     3,986,840       (64,600)(3)    3,922,240
  General & administrative........    1,884,613      170,792     2,055,405      (148,080)(4)    1,907,325
  Bad debt expense................      233,069            0       233,069             0          233,069
  Depreciation and amortization...      275,072        6,394       281,466             0          281,466
  Provider claims.................            0    2,892,647     2,892,647    (2,292,149)(3)      600,498
                                    -----------   ----------   -----------   -----------      -----------
                                      6,314,994    3,134,433     9,449,427    (2,504,829)       6,944,598
Operating income (loss)...........       14,245    1,033,846     1,048,091     1,498,999        2,547,090
Other expense (income), net.......       14,245      (33,476)      (19,231)                       (19,231)
                                    -----------   ----------   -----------   -----------      -----------
Pretax income.....................            0    1,067,322     1,067,322     1,498,999        2,566,321
Provision for income taxes........            0            0             0     1,000,865(5)     1,000,865
                                    -----------   ----------   -----------   -----------      -----------
  Net income......................  $         0   $1,067,322   $ 1,067,322   $   498,134      $ 1,565,456
                                    ===========   ==========   ===========   ===========      ===========

See the accompanying notes to unaudited pro forma combined financial statements.

                          PHYSICIANS' SPECIALTY CORP.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     (1) The following is a summary of the adjustments reflected in the Unaudited Pro Forma Financial Statements assuming the Reorganization of the ENT Networks and Atlanta Ear, Nose and Throat Associates, P.C. with Physicians' Specialty Corp. This Reorganization will be accomplished as a combination of promoter interests at historical costs under generally accepted accounting principles.

     (2) Reflects the adjustment for a management service agreement with Atlanta Ear, Nose and Throat Associates, P.C. that would allocate operating income (after corporate and operating expenses) on a percentage basis between Physicians' Specialty Corp. and Atlanta Ear, Nose and Throat Associates, P.C.

     (3) Reflects the elimination of intercompany revenue and expenses between Atlanta Ear, Nose and Throat Associates, P.C. and the ENT Networks.

     (4) Reflects the elimination of management fees paid to certain stockholders related to the ENT Networks that will not be paid after the Reorganization.

     (5) Reflects the establishment of a provision for income taxes at a 39% effective tax rate for Physicians' Specialty Corp. after the Reorganization. Atlanta Ear, Nose and Throat Associates, P.C. and the ENT Networks, before the Reorganization, are S corporations with the corporations owing no federal or state taxes and the owners of each entity being responsible for their tax payment.

     (6) Reflects the establishment of deferred taxes for Physicians' Specialty Corp. after the Reorganization.

     (7) Reflects the contribution of the physician owners to the Reorganization. Physicians are paid based upon cash collections and the amount of payment owed to the physicians on outstanding accounts receivable at the time of the Reorganization will be contributed as capital by the physicians.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
The Reorganization.....................     8
Risk Factors...........................     9
Use of Proceeds........................    18
Dividend Policy........................    18
Capitalization.........................    19
Dilution...............................    20
Management's Discussion And Analysis of
  Financial Condition And Results of
  Operations...........................    24
Business...............................    32
Management.............................    47
Principal Stockholders.................    53
Certain Transactions...................    55
Description of Capital Stock...........    56
Shares Eligible for Future Sale........    58
Underwriting...........................    60
Legal Matters..........................    61
Experts................................    61
Additional Information.................    61
Index to Financial Statements..........   F-1
Unaudited Pro Forma Combined Financial
  Statements...........................   P-1

                             ---------------------
     UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                  PHYSICIANS'
                                SPECIALTY CORP.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                                   BARINGTON
                              CAPITAL GROUP, L.P.
                                          , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are as follows:

                                                                                  AMOUNT
                                                                                  ------
    SEC Registration Fee........................................................  $8,082
    NASD Filing Fee.............................................................   3,167
    Nasdaq Listing Fee..........................................................    *
    Printing and Engraving Expenses.............................................    *
    Accounting Fees and Expenses................................................    *
    Legal Fees and Expenses.....................................................    *
    Blue Sky Fees and Expenses..................................................    *
    Transfer Agent's Fees and Expenses..........................................    *
    Miscellaneous Expenses......................................................    *
                                                                                  -------
              Total.............................................................  $ *
                                                                                  ========

---------------

* To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation and By-Laws of the Registrant provides that the Company shall indemnify any person to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Certificate of Incorporation, By-Laws and the DGCL, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company's Certificate of Incorporation includes certain provisions permitted pursuant to Delaware law whereby officers and directors of the Company are to be indemnified against certain liabilities. The Company's Certificate of Incorporation also limits, to the fullest extent permitted by Delaware law, a director's liability for monetary damages for breach of fiduciary duty, including gross negligence, except liability for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not eliminate a director's duty of care and this provision has no effect on the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

     In accordance with Section 102(a)(7) of the DGCL, the Certificate of Incorporation of the Registrant eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

     The Registrant also intends to enter into indemnification agreements with each of its executive officers and directors, the form of which is filed as
Exhibit 10.15 hereto and reference is hereby made to such form.

     Reference is made to the Underwriting Agreement (Exhibit 1.1) which provides for indemnification by the Underwriters of the Registrant, its officers and directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the formation of the Registrant in July 1996, Ramie A. Tritt, M.D. and Bock, Benjamin & Co., Partners were each issued 275,000 shares of Common Stock of the Registrant at a purchase price of approximately $.0018 per share. In November 1996, Dr. Tritt purchased an additional 11,225 shares of Common Stock at a purchase price of approximately $.0042 per share. The shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act.

     In connection with the acquisition of (i) substantially all of the assets and liabilities of Atlanta Ear, Nose & Throat Associates, P.C. and (ii) the outstanding shares of capital stock of ENT Center of Atlanta, Inc., Atlanta ENT Center, Inc. and Atlanta-AHP, Inc., the Registrant has agreed to issue an aggregate of 2,767,500 shares of Common Stock.

     The above transactions were private transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof. The sale of securities was without the use of an underwriter, and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

 1.1     -- Form of Underwriting Agreement*
 3.1     -- Certificate of Incorporation of the Registrant
 3.2     -- Amended and Restated By-laws of the Registrant
 4.1     -- Form of Underwriters' Warrant Agreement*
 5.1     -- Opinion of Bachner, Tally, Polevoy & Misher LLP*
10.1     -- Asset Acquisition Agreement dated November 26, 1996 between the Registrant, PSC
            Management Corp. and Atlanta Ear, Nose & Throat Associates, P.C. ("Atlanta ENT")
10.2     -- Acquisition Agreement dated November 26, 1996 between the Registrant, PSC
            Acquisition Corp. and Ramie A. Tritt, M.D.
10.3     -- Employment Agreement between the Registrant and Ramie A. Tritt, M.D. dated as of
            November 26, 1996
10.4     -- Employment Agreement between the Registrant and Richard D. Ballard dated as of
            November 26, 1996
10.5     -- Employment Agreement between the Registrant and Gerald R. Benjamin dated as of
            November 26, 1996
10.6     -- Form of Management Services Agreement to be entered into between the Registrant, PSC
            Management Corp. and Atlanta ENT+
10.7     -- Asset Purchase Agreement dated August 1, 1996 among PSC Management Corp. ("PSC
            Management") and ENT Center of Atlanta, Inc., Atlanta ENT Center for Physicians,
            Inc. and Atlanta-AHP, Inc. (the "ENT Networks")
10.8     -- Form of Registration Rights Agreement
10.9     -- Promissory Note payable by PSC Management to the ENT Networks in the principal amount of $20,000
10.10    -- Lease Agreement for office space located at The Medical Quarters, 5555 Peachtree
            Dunwoody Road, Suite 235, Atlanta, Georgia dated October 1, 1988 between Atlanta ENT and Ramie A. Tritt, M.D., as amended
10.11    -- Lease Agreement for office space located at the Gwinnett Medical Building, 3540
            Duluth Park Lane, Duluth Georgia dated December 29, 1989 between Duluth Professional
            Center, L.P., Gwinnett Pulmonology, P.C. and Atlanta ENT as amended

10.12    -- Lease Agreement for office space located at Eastside Physicians Center, 1700 Tree
            Lane, Snellville, Georgia dated July 11, 1994 and effective June 1, 1995 between
            Atlanta ENT and Eastside Physicians Center, L.P.
10.13    -- 1996 Stock Option Plan
10.14    -- 1996 Health Care Professionals Stock Option Plan
10.15    -- Form of Indemnification Agreement
10.16    -- Group Practice Managed Care Agreement dated September 1, 1992 by and between CIGNA
            HealthCare of Georgia, Inc. and The ENT Center of Atlanta, Inc.+
10.17    -- Physician Network Participation Agreement dated as of July 1, 1994 by and between
            Atlanta-AHP, Inc. and Aetna Health Management, Inc.+
10.18    -- Agreement dated June 1, 1995 by and between United HealthCare of Georgia, Inc. and
            Atlanta ENT Center for Physicians, Inc.+
10.19    -- Non-Negotiable Promissory Note payable by the Registrant to Gerald R. Benjamin in the principal amount of $33,500 (one in a series of identical notes in the aggregate amount of $485,000)
10.20    -- Non-Negotiable Promissory Note payable by the Registrant to Ramie A. Tritt, M.D. in the principal amount of $33,500 (one in a series of identical notes in the aggregate amount of $485,000)
10.21    -- Termination Agreement effective as of October 7, 1996 by and among Kevin Thomas,
            M.D., Stephen B. Levine, M.D., various affiliated professional corporations affiliated with Thomas and Levine, Ramie A. Tritt, M.D., Atlanta ENT, Rande H.
            Lazar, M.D., Otolaryngology of Memphis, P.C., Gerald R. Benjamin, Premier HealthCare
            and the Registrant.*
21.1     -- Subsidiaries of the Registrant
23.1     -- Consent of Bachner, Tally, Polevoy & Misher LLP (Exhibit 5.1)*
23.2     -- Consent of Reed Smith Shaw & McClay -- Included on page II-7
23.3     -- Consent of Arthur Andersen LLP -- Included on page II-8
23.4     -- Consent of Steven L. Posar, M.D. -- Included on page II-9
24.1     -- Power of Attorney -- Included on Page II-6
27.1     -- Financial Data Schedule

---------------

+ Confidential treatment has been requested with respect to portions of this exhibit.
* To be filed by amendment

ITEM 17.  UNDERTAKINGS

  Undertakings Required by Regulation S-K, Item 512(f)

     The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  Undertaking Required by Regulation S-K, Item 512(h)

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  Undertakings required by Regulation S-K, Item 512(i)

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 29th day of November, 1996.

                                          PHYSICIANS' SPECIALTY CORP.

                                          By:   /s/  RAMIE A. TRITT, M.D.
                                            ------------------------------------
                                                   Ramie A. Tritt, M.D.,
                                            Chairman of the Board and President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Ramie A. Tritt, M.D. and Gerald R. Benjamin or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this registration statement and any related registration statement filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                    DATE
---------------------------------------------  -----------------------------  -----------------
             /s/  RAMIE A. TRITT, M.D.         Chairman of the Board and      November 29, 1996
---------------------------------------------    President (principal
            Ramie A. Tritt, M.D.                 executive officer)
              /s/  RICHARD D. BALLARD          Chief Executive Officer and    November 29, 1996
---------------------------------------------    Director
             Richard D. Ballard
              /s/  GERALD R. BENJAMIN          Vice Chairman of the Board     November 29, 1996
---------------------------------------------    and Secretary (principal
             Gerald R. Benjamin                  accounting and financial
                                                 officer)
            /s/  EDWARD R. CASAS, M.D.         Director                       November 29, 1996
---------------------------------------------
            Edward R. Casas, M.D.

                               CONSENT OF COUNSEL

     The consent of Bachner, Tally, Polevoy & Misher LLP will be contained in its opinion to be filed as Exhibit 5.1 to the Registration Statement.

                               CONSENT OF COUNSEL

     The undersigned hereby consents to the use of our name, and the statement with respect to us appearing under the heading "Legal Matters" included in the Registration Statement and to the incorporation by reference of this consent pursuant to Rule 439(b) under the Securities Act of 1933, as amended (the "Act") into any subsequent registration statement for the same offering that may be filed pursuant to Rule 462(b) under the Act.

                                          Reed Smith Shaw & McClay

Washington, D.C.
November 29, 1996

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our reports dated October 15, 1996 and November 13, 1996 and to all references to our firm included in or made a part of this Registration Statement.

                                          Arthur Andersen LLP

Atlanta, Georgia
November 25, 1996

                                    CONSENT

     The undersigned hereby consents, pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, to his being named as about to become a director of Physicians' Specialty Corp. in such Company's Registration Statement on Form S-1.

                                                 /s/  STEVEN L. POSAR

                                          --------------------------------------
                                                     Steven L. Posar

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                     DESCRIPTION                                     PAGE
------      -------------------------------------------------------------------------  ------------
  1.1    -- Form of Underwriting Agreement*..........................................
  3.1    -- Certificate of Incorporation of the Registrant...........................
  3.2    -- Amended and Restated By-laws of the Registrant...........................
  4.1    -- Form of Underwriters' Warrant Agreement*.................................
  5.1    -- Opinion of Bachner, Tally, Polevoy & Misher LLP*.........................
 10.1    -- Asset Acquisition Agreement dated November 26, 1996 between the
            Registrant, PSC Management Corp. and Atlanta Ear, Nose & Throat
            Associates, P.C. ("Atlanta ENT").........................................
 10.2    -- Acquisition Agreement dated November 26, 1996 between the Registrant, PSC
            Acquisition Corp. and Ramie A. Tritt, M.D................................
 10.3    -- Employment Agreement between the Registrant and Ramie A. Tritt, M.D.
            dated as of November 26, 1996............................................
 10.4    -- Employment Agreement between the Registrant and Richard D. Ballard dated as of November 26, 1996..................................................
 10.5    -- Employment Agreement between the Registrant and Gerald R. Benjamin dated as of November 26, 1996..................................................
 10.6    -- Form of Management Services Agreement to be entered into between the
            Registrant, PSC Management Corp. and Atlanta ENT+........................
 10.7    -- Asset Purchase Agreement dated August 1, 1996 among PSC Management Corp.
            ("PSC Management") and ENT Center of Atlanta, Inc., Atlanta ENT Center
            for Physicians, Inc. and Atlanta-AHP, Inc. (the "ENT Networks")..........
 10.8    -- Form of Registration Rights Agreement....................................
 10.9    -- Promissory Note payable by PSC Management to the ENT Networks in the principal amount of $20,000..............................................
 10.10   -- Lease Agreement for office space located at The Medical Quarters, 5555
            Peachtree Dunwoody Road, Suite 235, Atlanta, Georgia dated October 1,
            1988 between Atlanta ENT and Ramie A. Tritt, M.D., as amended............
 10.11   -- Lease Agreement for office space located at the Gwinnett Medical
            Building, 3540 Duluth Park Lane, Duluth Georgia dated December 29, 1989 between Duluth Professional Center, L.P., Gwinnett Pulmonology, P.C. and
            Atlanta ENT as amended...................................................
 10.12   -- Lease Agreement for office space located at Eastside Physicians Center,
            1700 Tree Lane, Snellville, Georgia dated July 11, 1994 and effective
            June 1, 1995 between Atlanta ENT and Eastside Physicians Center, L.P.....
 10.13   -- 1996 Stock Option Plan...................................................
 10.14   -- 1996 Health Care Professionals Stock Option Plan.........................
 10.15   -- Form of Indemnification Agreement........................................
 10.16   -- Group Practice Managed Care Agreement dated September 1, 1992 by and between CIGNA HealthCare of Georgia, Inc. and The ENT Center of Atlanta,
            Inc.+....................................................................
 10.17   -- Physician Network Participation Agreement dated as of July 1, 1994 by and between Atlanta-AHP, Inc. and Aetna Health Management, Inc.+.............

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                     DESCRIPTION                                     PAGE
------      -------------------------------------------------------------------------  ------------
 10.18   -- Agreement dated June 1, 1995 by and between United HealthCare of Georgia,
            Inc. and Atlanta ENT Center for Physicians, Inc.+........................
 10.19   -- Non-Negotiable Promissory Note payable by the Registrant to Gerald R.
            Benjamin in the principal amount of $33,500 (one in a series of identical notes in the aggregate amount of $485,000)...............................
 10.20   -- Non-Negotiable Promissory Note payable by the Registrant to Ramie A.
            Tritt, M.D. in the principal amount of $33,500 (one in a series of identical notes in the aggregate amount of $485,000).....................
 10.21   -- Termination Agreement effective as of October 7, 1996 by and among Kevin
            Thomas, M.D., Stephen B. Levine, M.D., various affiliated professional corporations affiliated with Thomas and Levine, Ramie A. Tritt, M.D.,
            Atlanta ENT, Rande H. Lazar, M.D., Otolaryngology of Memphis, P.C.,
            Gerald R. Benjamin, Premier HealthCare and the Registrant.*..............
 21.1    -- Subsidiaries of the Registrant...........................................
 23.1    -- Consent of Bachner, Tally, Polevoy & Misher LLP (Exhibit 5.1)*...........
 23.2    -- Consent of Reed Smith Shaw & McClay -- Included on page II-7.............
 23.3    -- Consent of Arthur Andersen LLP -- Included on page II-8..................
 23.4    -- Consent of Steven L. Posar, M.D. -- Included on page II-9................
 24.1    -- Power of Attorney -- Included on Page II-6...............................
 27.1    -- Financial Data Schedule..................................................

---------------

+ Confidential treatment has been requested with respect to portions of this exhibit.
* To be filed by amendment